UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Calle Azul, 4

28050 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-212729) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•          “BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•          “BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “Garanti” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•          “Unaudited Condensed Interim Consolidated Financial Statements” means our Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2018 and December 31, 2017 and for the six months ended June 30, 2018 and June 30, 2017 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 (as defined herein) and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•           “Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this interim report on Form 6-K, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•          “Business Overview”

•          “Selected Statistical Information” and

•          “Operating and Financial Review and Prospects”

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•          political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Turkey, the United States and other regions, countries or territories in which we operate;

•          changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•          the monetary, interest rate and other policies of central banks in the EU, Spain, the United States, Mexico, Turkey and elsewhere;

•          changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•          market adjustments in the real estate sector in Spain, Mexico and the United States;

•          the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•          changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•          adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policies;

•          our ability to hedge certain risks economically;

•          downgrades in our credit ratings or in the Kingdom of Spain’s credit ratings;

•          the success of our acquisitions, divestitures, mergers and strategic alliances;

•          our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•          the performance of our international operations and our ability to manage such operations;

•          weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;

•          our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and

•          force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017, “Circular 4/2017”, which replaced Circular 4/2004 of December 22, 2004, “Circular 4/2004”, on Public and Confidential Financial Reporting Rules and Formats for financial statements as of January 1, 2018 and thereafter.

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 and IFRS-IASB are not material for the six months ended June 30, 2018 and June 30, 2017.  Accordingly, the Unaudited Condensed Interim Consolidated Financial Statements included in this report on Form 6-K are in compliance with IAS 34 as issued by the IASB, and were prepared in accordance with EU-IFRS in consideration of the Bank of Spain’s Circular 4/2017.

IFRS 9 became effective on or after January 1, 2018 and replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard on January 1, 2018, has had a significant impact on the consolidated financial statements of the Group at that date. The first application is detailed in Appendix IV of the Unaudited Condensed Interim Consolidated Financial Statements.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•          Average balances, when used, are based on the beginning and the month-end balances during each six-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•          Unless otherwise stated, any reference to loans refers to both loans and advances.

•          Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.

•          Certain numerical information in this interim report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

Changes in operating segments

There have been no significant changes to our operating segments during the first six months of 2018 (see Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements).

SELECTED INTERIM CONSOLIDATED FINANCIAL DATA

The historical financial information set forth below for the six months ended June 30, 2018 and June 30, 2017 has been selected from, and should be read together with, the Unaudited Condensed Interim Consolidated Financial Statements included herein.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Six Months Ended June 30,
	2018	2017	Change (%)
	(In Millions of Euros, Except Per Share/ADS Data (3))
Consolidated Statement of Income Data
Interest and similar income	14,507	14,305	1.4
Interest and similar expenses	(5,864)	(5,502)	6.6
Net interest income	8,643	8,803	(1.8)
Dividend income	84	212	(60.5)
Share of profit or loss of entities accounted for using the equity method	14	(8)	n.m. (1)
Fee and commission income	3,585	3,551	1.0
Fee and commission expenses	(1,093)	(1,095)	(0.2)
Net gains (losses) on financial assets and liabilities (2)	618	541	14.2
Exchange differences, net	90	528	(83.0)
Other operating income	509	562	(9.4)
Other operating expenses	(893)	(945)	(5.5)
Income on insurance and reinsurance contracts	1,609	1,863	(13.6)
Expenses on insurance and reinsurance contracts	(1,093)	(1,295)	(15.6)
Gross income	12,074	12,718	(5.1)
Administration costs	(5,336)	(5,599)	(4.7)
Depreciation and amortization	(606)	(712)	(14.9)
Provisions or reversal of provisions	(185)	(364)	(49.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(1,611)	(1,941)	(17.0)
Net operating income	4,335	4,102	5.7
Impairment or reversal of impairment on non-financial assets	-	(80)	n.m. (1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	80	30	165.1
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	29	(18)	n.m. (1)
Operating profit before tax	4,443	4,033	10.2
Tax (expense) or income related to profit or loss from continuing operations	(1,213)	(1,120)	8.3
Profit from continuing operations	3,230	2,914	10.9
Profit	3,230	2,914	10.9
Profit attributable to parent company	2,649	2,306	14.9
Profit attributable to non-controlling interests	581	607	(4.2)
Per share/ADS Data (3)
Profit from continuing operations	0.48	0.44
Diluted profit attributable to parent company (4)	0.37	0.33
Basic profit attributable to parent company	0.37	0.33
Dividends declared (In Euros)	-	-
Dividends declared (In U.S. dollars)	-	-
Number of shares outstanding (at period end)	6,667,886,580	6,667,886,580

(1)    Not meaningful.

(2)    Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

(3)    Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.

(4)    Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period  including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2017, excluding the weighted average number of treasury shares during the period (6,645 million shares for the six months ended June 30, 2018 and 6,626 million shares for the six months ended June 30, 2017).

	As of and for the six months ended June 30,	As of and for year ended December 31,	As of and for the six months ended June 30,
	2018	2017	2017
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	689,632	690,059	702,429
Net assets	52,087	53,323	54,727
Common stock	3,267	3,267	3,267
Financial assets at amortized cost	426,349	445,275	458,494
Customer deposits	367,312	376,379	394,626
Debt certificates and subordinated liabilities	62,349	63,915	69,513
Non-controlling interest	6,336	6,979	6,895
Total equity	52,087	53,323	54,727
Consolidated ratios
Profitability ratios:
Net interest margin (1)	2.53%	2.52%	2.45%
Return on average total assets (2)	1.0%	0.7%	0.8%
Return on average stockholders' funds (3)	9.7%	6.4%	8.6%
Credit quality data
Loan loss reserve (4)	13,498	12,784	15,346
Loan loss reserve as a percentage of financial assets at amortized cost	3.17%	2.87%	3.35%
Non-performing asset ratio (NPA ratio) (5)	4.29%	4.49%	4.58%
Impaired loans and advances to customers	18,627	19,390	21,730
Impaired contingent liabilities to customers (6)	641	739	691
	19,268	20,130	22,421

Loans and advances to customers (7)	401,274	401,074	424,470
Contingent liabilities to customers	47,554	47,671	47,060
	448,828	448,745	471,530

(1)    Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2018 and June 30, 2017, respectively, net interest income is annualized by multiplying the net interest income for the period by two.

(2)    Represents profit as a percentage of average total assets. In order to calculate “Return on average total assets” for the six months ended June 30, 2018 and June 30, 2017, respectively, net interest income is annualized by multiplying the net interest income for the period by two.

(3)    Represents profit attributable to parent company for the period as a percentage of average shareholders’ funds for the period, excluding “Non-controlling interest”. In order to calculate “Return on average equity” for the six months ended June 30, 2018 and June 30, 2017, respectively, net interest income is annualized by multiplying the net interest income for the period by two.

(4)    Represents impairment losses on loans and advances to credit institutions and loans and advances to customers of financial assets at amortized cost. See Note 13 to the financial statements included in our 2017 Form 20-F.

(5)     Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.

(6)    We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 4.6% as of both June 30, 2018 and December 31, 2017.

(7)    Includes impaired loans.

Exchange Rates

Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this interim report on Form 6-K have been converted at the corresponding exchange rate published by the European Central Bank (“ECB”) at the end of each relevant period for purposes of the balance sheet, and the average exchange rate during the relevant period for purposes of the income statement.

For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in U.S. dollars per euro. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December, 31	Average (1)
2013	1.3303
2014	1.3210
2015	1.1032
2016	1.1029
2017	1.1396
2018 (through September 14, 2018)	1.1926

(1)    Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
March 31, 2018	1.2440	1.2216
April 30, 2018	1.2384	1.2074
May 31, 2018	1.2000	1.1551
June 30, 2018	1.1815	1.1577
July 31, 2018	1.1744	1.1604
August 31, 2018	1.1720	1.1332
September 30, 2018 (through September 14, 2018)	1.1672	1.1566

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in U.S. dollars per euro, on September 14, 2018, was $1.1656.

As of June 30, 2018, approximately 47% of our assets and approximately 46% of our liabilities were denominated in currencies other than euro.

B.   Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking.

Operating Segments

Set forth below are the Group’s current seven operating segments:

•       Banking Activity in Spain.

•       Non-Core Real Estate (until March 2017, this operating segment was referred to as Real Estate Activity in Spain).

•       The United States.

•       Mexico.

•       Turkey.

•       South America.

•       Rest of Eurasia.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with pensioners; and goodwill and other intangibles.

The breakdown of the Group’s total assets by operating segments and Corporate Center as of June 30, 2018 and December 31, 2017 is as follows:

	As of June 30, 2018	As of December 31, 2017 (1)
	(In Millions of Euros)
Banking Activity in Spain	325,603	319,417
Non-Core Real Estate	8,041	9,714
The United States	77,171	75,775
Mexico	94,611	94,061
Turkey	72,818	78,694
South America	70,682	74,636
Rest of Eurasia	18,457	17,265
Subtotal Assets by Operating Segment	667,383	669,562
Corporate Center	22,249	20,497
Total Assets BBVA Group	689,632	690,059

(1)    The figures corresponding to December 31, 2017 have been restated due to changes in the structure of BBVA’s internal organization in a manner that caused the composition of the reportable segments to change. These changes were not significant.

The following table sets forth information relating to the profit (loss) attributable to parent company by each of BBVA’s operating segments and Corporate Center for the six months ended June 30, 2018 and June 30, 2017:

	Profit/(Loss) attributable to parent company		% of Profit/(Loss) Attributable to Parent Company
	Six months ended June 30,
	2018	2017	2018	2017
	(In Millions of Euros)		(In percentage)
Banking Activity in Spain	793	665	24.5	24.6
Non-Core Real Estate	(36)	(186)	(1.1)	(6.9)
The United States	387	284	12.0	10.5
Mexico	1,208	1,094	37.3	40.4
Turkey	373	374	11.5	13.8
South America	452	404	14.0	14.9
Rest of Eurasia	58	73	1.8	2.7
Subtotal operating segments	3,235	2,708
Corporate Center	(586)	(402)
Profit attributable to parent company	2,649	2,306

The following table sets forth information relating to the income of each operating segment and Corporate Center for the six months ended June 30, 2018 and June 30, 2017 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Operating Segments
	Banking Activity in Spain	Non-Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	BBVA Group
	(In Millions of Euros)
Six months ended June 2018
Net interest income	1,836	20	1,082	2,648	1,510	1,606	82	(140)	8,644
Gross income	3,050	(19)	1,437	3,465	1,924	2,197	216	(196)	12,074
Net margin before provisions (1)	1,405	(58)	546	2,321	1,247	1,252	74	(655)	6,132
Operating profit/(loss) before tax	1,110	(41)	495	1,667	966	891	90	(734)	4,444
Profit attributable to parent company	793	(36)	387	1,208	373	452	58	(586)	2,649
Six months ended June 2017
Net interest income	1,864	31	1,078	2,696	1,611	1,617	95	(190)	8,802
Gross income	3,200	(6)	1,446	3,530	1,998	2,252	256	43	12,719
Net margin before provisions (1)	1,485	(56)	505	2,328	1,230	1,211	102	(398)	6,407
Operating profit/(loss) before tax	936	(233)	386	1,488	1,010	790	104	(448)	4,033
Profit attributable to parent company	665	(186)	284	1,094	374	404	73	(402)	2,306

(1)    “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The following tables set forth information relating to the balance sheet of the main operating segments as of June 30, 2018 and December 31, 2017:

	As of June 30, 2018

	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	325,603	77,171	94,611	72,818	70,682	18,457
Cash, cash balances at central banks and other demand deposits	14,565	4,655	5,928	4,171	7,514	884
Financial assets designated at fair value	103,641	10,633	28,293	5,886	10,098	539
Financial assets at amortized cost	196,145	58,969	55,871	59,844	51,383	16,618
Loans and advances to customers	170,055	56,975	49,498	48,530	48,837	15,287
Total Liabilities	321,244	74,507	92,662	64,686	67,774	18,073
Financial liabilities held for trading and designated at fair value through profit or loss	68,867	389	17,254	2,027	2,657	41
Customer deposits	173,441	60,704	49,573	42,309	45,615	5,233
Total Equity	4,359	2,664	1,949	8,132	2,908	384
	As of December 31, 2017

	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	319,417	75,775	94,061	78,694	74,636	17,265
Cash, cash balances at central banks and other demand deposits	13,463	7,138	8,833	4,036	9,039	877
Financial assets designated at fair value	79,501	11,068	28,627	6,419	11,627	991
Financial assets at amortized cost	221,391	54,705	47,691	65,083	51,207	15,009
Loans and advances to customers	183,172	53,718	45,768	51,378	48,272	14,864
Total Liabilities	309,731	72,532	90,667	70,253	69,885	16,330
Financial liabilities held for trading and designated at fair value through profit or loss	36,817	139	9,405	648	2,823	45
Customer deposits	177,763	60,806	49,964	44,691	45,666	6,700
Total Equity	9,686	3,243	3,394	8,441	4,751	935

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center area and Non-Core Real Estate. The main business units included in this operating segment are:

•       Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•       Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•    Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•    Other units: which include the insurance business unit in Spain (BBVA Seguros) and the Asset Management unit, which manages Spanish mutual funds and pension funds.  Loan production to real estate developers that are not in difficulties are also included here.

In addition, Banking Activity in Spain includes certain loans and advances portfolios, finance and structural euro balance sheet positions.

The following table sets forth information relating to the activity of this operating segment as of June 30, 2018 and December 31, 2017:

	As of June 30, 2018	As of December 31, 2017
	(In Millions of Euros, Except Percentages)
Total Assets	325,603	319,417
Cash, cash balances at central banks and other demand deposits	14,565	13,463
Financial assets designated at fair value	103,641	79,501
Financial assets at amortized cost	196,145	221,391
Loans and advances to customers	170,055	183,172
Financial liabilities held for trading and designated at fair value through profit or loss	68,867	36,817
Customer deposits	173,441	177,763
Mutual funds, pension funds and off-balance sheet funds	63,874	62,054
NPA Ratio (%)	5.2	5.5

Financial assets designated at fair value of this operating segment as of June 30, 2018 amounted to €103,641 million, a 30.3% increase from the €79,501 million recorded as of December 31, 2017, mainly attributable to the initial implementation of IFRS 9 as of January 1, 2018. See Appendix IV to our Unaudited Condensed Interim Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of June 30, 2018 amounted to €196,145, an 11.4% decrease compared with the €221,391 recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of June 30, 2018 amounted to €170,055 million, a 7.2% decrease from the €183,172 million recorded as of December 31, 2017, mainly as a result of the evolution of the mortgage portfolio, and to a lesser extent, the decrease in the public sector, corporates and other commercial portfolios.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2018 amounted to €68,867 million, an 87.1% increase compared with the €36,817 million recorded as of December 31, 2017, mainly attributable to the initial implementation of IFRS 9 as of January 1, 2018. See Appendix IV to our Unaudited Condensed Interim Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Customer deposits of this operating segment as of June 30, 2018 amounted to €173,441 million, a 2.4% decrease compared with the €177,763 million recorded as of December 31, 2017, mainly as a result of the decline in time deposits, due to the low interest rate environment.

Mutual, pension and off-balance funds of this operating segment as of June 30, 2018 amounted to €63,874 million, a 2.6% increase from the €62,054  million recorded as of December 31, 2017.

This operating segment’s non-performing asset ratio decreased to 5.2% as of June 30, 2018, from 5.5% as of December 31, 2017. This operating segment’s non-performing assets coverage ratio increased to 57% as of June 30, 2018, from 50% as of December 31, 2017.

Non-Core Real Estate

This operating segment was set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It primarily includes lending to real estate developers and foreclosed real estate assets (except for those new loans to developers that are included in the Banking Activity in Spain segment). In November 2017, BBVA reached an agreement with a subsidiary of Cerberus for the creation of a joint venture to which the real estate business of BBVA in Spain will be transferred, which represents the majority of the assets and the business of this operating segment. BBVA will retain a 20% interest in such joint venture, while Cerberus will acquire a 80% interest in exchange for approximately €4,000 million. For additional information on this transaction, see “—History and Development of the Company—Capital Divestitures—2017—Agreement for the creation of a joint venture and transfer of the real estate business in Spain” in our 2017 Form 20-F.

Loans and advances to customers of this operating segment have significantly declined over recent years. As of June 30, 2018, loans and advances to customers amounted to €1,139 million, a 67.6% decrease compared with the €3,521 million recorded as of December 31, 2017, principally due to transfers made pursuant to the agreement with Cerberus explained in the previous paragraph.

The non-performing assets ratio of this segment was 81.9% as of June 30, 2018. The coverage ratio of non-performing and potential problem loans of this segment was 63.7% of the total amount of real-estate assets in this operating segment, as of June 30, 2018.

The United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 93.6% of the operating segment’s balance sheet as of June 30, 2018. Given its size in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2018 and December 31, 2017:

	As of June 30, 2018	As of December 31, 2017
	(In Millions of Euros, Except Percentages)
Total Assets	77,171	75,775
Cash, cash balances at central banks and other demand deposits	4,655	7,138
Financial assets designated at fair value	10,633	11,068
Financial assets at amortized cost	58,969	54,705
Loans and advances to customers	56,975	53,718
Financial liabilities held for trading and designated at fair value through profit or loss	389	139
Customer deposits	60,704	60,806
NPA Ratio (%)	1.2	1.2

The U.S. dollar depreciated 4.3% against the euro as of June 30, 2018 compared with December 31, 2017, negatively affecting the business activity of the United States operating segment as of June 30, 2018 expressed in euro. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition ―Trends in Exchange Rates” in our 2017 Form 20-F.

Loans and advances to customers of this operating segment as of June 30, 2018 amounted to €56,975 million, a 6.1% increase compared with the €53,718 million recorded as of December 31, 2017, mainly due to the increase in consumer and credit card loans, and to a lesser extent, the increase in lending to small and medium sized companies and corporates.

Customer deposits of this operating segment as of June 30, 2018 amounted to €60,704 million, a 0.2% decrease compared with the €60,806 million recorded as of December 31, 2017.

The non-performing asset ratio of this operating segment as of June 30, 2018 and as of December 31, 2017 was 1.2%. This operating segment’s non-performing assets coverage ratio decreased to 93% as of June 30, 2018, from 104% as of December 31, 2017 due to the increase in non-performing loans and decrease in provisions.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by BBVA Bancomer.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2018 and December 31, 2017:

	As of June 30, 2018	As of December 31, 2017
	(In Millions of Euros, Except Percentages)
Total Assets	94,611	94,061
Cash, cash balances at central banks and other demand deposits	5,928	8,833
Financial assets designated at fair value	28,293	28,627
Financial assets at amortized cost	55,871	47,691
Loans and advances to customers	49,498	45,768
Financial liabilities held for trading and designated at fair value through profit or loss	17,254	9,405
Customer deposits	49,573	49,964
Mutual funds, pension funds and off-balance sheet funds	20,823	19,472
NPA Ratio (%)	2.0	2.3

The Mexican peso depreciated 1.4% against the euro as of June 30, 2018 compared with December 31, 2017, negatively affecting the business activity of the Mexico operating segment as of June 30, 2018 expressed in euro. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in our 2017 Form 20-F.

Loans and advances to customers of this operating segment as of June 30, 2018 amounted to €49,498 million, a 8.2% increase compared with the €45,768 million recorded as of December 31, 2017, mainly as a result of the increase in the wholesale portfolio, and to a lesser extent, the retail portfolio.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2018 amounted to €17,254 million, an 83.4% increase compared with the €9,405 million recorded as of December 31, 2017, mainly attributable to the initial implementation of IFRS 9 as of January 1, 2018. See Appendix IV to our Unaudited Condensed Interim Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Customer deposits of this operating segment as of June 30, 2018 amounted to €49,573 million, a 0.8% decrease compared with the €49,964 million recorded as of December 31, 2017.

Mutual, pension and off-balance funds of this operating segment as of June 30, 2018 amounted to €20,823 million, a 6.9% increase compared with the €19,472 million recorded as of December 31, 2017.

This operating segment’s non-performing asset ratio was 2.0% as of June 30, 2018 and 2.3% as of December 31, 2017. This operating segment’s non-performing assets coverage ratio increased to 155% as of June 30, 2018, from 123% as of December 31, 2017, mainly due to the increase in provisions as a result of the initial implementation of IFRS 9.

Turkey

This operating segment comprises the banking and insurance businesses conducted by Garanti and its consolidated subsidiaries.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2018 and December 31, 2017:

	As of June 30, 2018	As of December 31, 2017
	(In Millions of Euros, Except Percentages)
Total Assets	72,818	78,694
Cash, cash balances at central banks and other demand deposits	4,171	4,036
Financial assets designated at fair value	5,886	6,419
Financial assets at amortized cost	59,844	65,083
Loans and advances to customers	48,530	51,378
Financial liabilities held for trading and designated at fair value through profit or loss	2,027	648
Customer deposits	42,309	44,691
Mutual funds, pension funds and off-balance sheet funds	3,440	3,902
NPA Ratio (%)	4.5	3.9

The Turkish lira depreciated 4.6% against the euro as of June 30, 2018 compared to December 31, 2017, negatively affecting the business activity of the Turkey operating segment as of June 30, 2018 expressed in euro. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in our 2017 Form 20-F.

Loans and advances to customers of this operating segment as of June 30, 2018 amounted to €48,530 million, a 5.5% decrease compared with the €51,378 million recorded as of December 31, 2017 principally due to the depreciation of the Turkish lira. Using constant currency, there was a 10.9% increase.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2018 amounted to €2,027 million, a 212.8% increase compared with the €648 million recorded as of December 31, 2017, mainly attributable to the initial implementation of IFRS 9 as of January 1, 2018. See Appendix IV to our Unaudited Condensed Interim Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Customer deposits of this operating segment as of June 30, 2018 amounted to €42,309 million, a 5.3% decrease compared with the €44,691 million recorded as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira.

Mutual, pension and off-balance funds of this operating segment as of June 30, 2018 amounted to €3,440 million, an 11.8% decrease compared with the €3,902 million recorded as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira.

The non-performing asset ratio of this operating segment as of June 30, 2018 was 4.5% compared with 3.9% as of December 31, 2017 principally due to increased impaired assets.  This operating segment’s non-performing assets coverage ratio decreased to 76% as of June 30, 2018, from 85% as of December 31, 2017, mainly due to some negative impacts from wholesale customer impairment.

South America

The South America operating segment includes the BBVA Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•          Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•          Insurance: includes insurance businesses in Argentina, Chile, Colombia and Venezuela.

In November 2017, BBVA reached an agreement for the sale of the entirety of BBVA’s 68.2% stake in BBVA Chile. For additional information, see “—History and Development of the Company—Capital Divestitures—2017—Agreement for the sale of BBVA’s stake in BBVA Chile” in our 2017 Form 20-F. This sale closed on July 6, 2018.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2018 and December 31, 2017:

	As of June 30, 2018	As of December 31, 2017
	(In Millions of Euros, Except Percentages)
Total Assets	70,682	74,636
Cash, cash balances at central banks and other demand deposits	7,514	9,039
Financial assets designated at fair value	10,098	11,627
Financial assets at amortized cost	51,383	51,207
Loans and advances to customers	48,837	48,272
Financial liabilities held for trading and designated at fair value through profit or loss	2,657	2,823
Customer deposits	45,615	45,666
Mutual funds, pension funds and off-balance sheet funds	12,971	12,197
NPA Ratio (%)	3.7	3.4

All the currencies of the countries in which BBVA operates in South America depreciated against the euro as of June 30, 2018, negatively affecting the business activity of the South America operating segment as of June 30, 2018 expressed in euro.

Loans and advances to customers of this operating segment as of June 30, 2018 amounted to €48,837 million, a 1.2% increase compared with the €48,272 million recorded as of December 31, 2017, mainly as a result of the increase recorded in the household segment, particularly in Argentina, partially offset by the depreciation of the currencies of the region against the Euro.

Customer deposits of this operating segment as of June 30, 2018 amounted to €45,615 million, a 0.1% decrease compared with the €45,666 million recorded as of December 31, 2017.

Mutual, pension and off-balance funds of this operating segment as of June 30, 2018 amounted to €12,971 million, a 6.3% increase compared with the €12,197 million recorded as of December 31, 2017.

The non-performing asset ratio of this operating segment as of June 30, 2018 increased to 3.7% compared with 3.4% as of December 31, 2017. This operating segment’s non-performing assets coverage ratio increased to 91% as of June 30, 2018, from 89% as of December 31, 2017.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2018 and December 31, 2017:

	As of June 30, 2018	As of December 31, 2017
	(In Millions of Euros, Except Percentages)
Total Assets	18,457	17,265
Cash, cash balances at central banks and other demand deposits	884	877
Financial assets designated at fair value	539	991
Financial assets at amortized cost	16,618	15,009
Loans and advances to customers	15,287	14,864
Financial liabilities held for trading and designated at fair value through profit or loss	41	45
Customer deposits	5,233	6,700
Mutual funds, pension funds and off-balance sheet funds	388	376
NPA Ratio (%)	1.7	2.4

Loans and advances to customers of this operating segment as of June 30, 2018 amounted to €15,287 million, a 2.8% increase compared with the €14,864 million recorded as of December 31, 2017.

Customer deposits of this operating segment as of June 30, 2018 amounted to €5,233 million, a 21.9% decrease compared with the €6,700 million recorded as of December 31, 2017, mainly as a result of the decrease in time deposits due to the negative interest rates environment.

Mutual, pension and off-balance funds of this operating segment as of June 30, 2018 amounted to €388 million, a 3.2% increase compared with the €376 million recorded as of December 31, 2017.

The non-performing asset ratio of this operating segment as of June 30, 2018 was 1.7% compared with 2.4% as of December 31, 2017. This operating segment’s non-performing assets coverage ratio increased to 93% as of June 30, 2018, from 74% as of December 31, 2017 mainly as a result of the decrease in the non-performing loans.

Selected Statistical Information

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Six Months Ended June 30, 2018			Six Months Ended June 30, 2017
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	38,660	55	0.14%	33,009	6	0.02%
Domestic	16,772	21	0.13%	11,759	-	-
Foreign	21,888	33	0.15%	21,250	6	0.03%
Debt securities and derivatives	194,217	2,252	1.16%	183,002	2,442	1.33%
Domestic	128,232	583	0.45%	113,680	692	0.61%
Foreign	65,985	1,669	2.53%	69,322	1,750	2.52%
Financial assets at amortized cost	404,581	12,052	2.98%	451,048	11,598	2.57%
Loans and advances to central banks	6,759	122	1.80%	12,443	148	1.19%
Loans and advances to credit institutions	12,869	327	2.54%	26,042	144	0.55%
Loans and advances to customers	384,953	11,603	3.01%	412,563	11,306	2.74%
In euros	182,995	1,677	0.92%	197,588	1,714	0.87%
Domestic	173,842	1,641	0.94%	187,764	1,678	0.89%
Foreign	9,152	36	0.39%	9,824	36	0.37%
In other currency	201,959	9,926	4.92%	214,974	9,591	4.46%
Domestic	13,632	228	1.68%	15,942	200	1.26%
Foreign	188,327	9,698	5.15%	199,032	9,391	4.72%
Other assets (2)	46,212	148	0.32%	50,688	259	0.51%
Total average assets (3)	683,670	14,507	2.12%	717,747	14,305	1.99%

(1)    Rates have been presented on a non-taxable equivalent basis.

(2)    Includes “Hedging derivatives”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Joint ventures, associates and unconsolidated subsidiaries”, “Insurance and reinsurance assets”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Other assets” and “Non-current assets and disposal groups held for sale”.

(3)    Foreign activity represented 46.33% of the total average assets for the six months ended June 30, 2018 and 46.99% for the year ended December 31, 2017.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities

	Six Months Ended June 30, 2018			Six Months Ended June 30, 2017
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	67,374	1,140	3.41%	93,471	938	2.02%
Customer deposits	372,029	3,529	1.91%	396,690	3,024	1.54%
In euros	176,932	167	0.19%	186,550	245	0.26%
Domestic	167,609	161	0.19%	176,172	238	0.27%
Foreign	9,323	6	-	10,378	7	0.14%
In other currency	195,097	3,363	3.48%	210,140	2,779	2.67%
Domestic	10,079	51	1.01%	12,689	28	0.44%
Foreign	185,018	3,312	2.46%	197,451	2,752	2.81%
Debt certificates	78,191	861	2.22%	86,208	865	2.02%
Other liabilities (2)	113,698	334	0.59%	86,003	675	1.58%
Total Liabilities	631,292	5,864	0.93%	662,373	5,502	0.83%
Shareholders´ equity	52,379	-	-	55,374	-	-
Total average liabilities (3)	683,670	5,864	1.73%	717,747	5,502	1.55%

(1)    Rates have been presented on a non-taxable equivalent basis.

(2)    Includes “Financial liabilities held for trading”, “Hedging derivatives”, “Fair value changes of the hedged items in portfolio hedges of interest rate risk”, “Liabilities under insurance and reinsurance contracts”, “Provisions”, “Tax liabilities”, “Other liabilities”, “Liabilities included in disposal groups classified as held for sale”.

(3)    Foreign activity represented 46.33% of the total average liabilities for the six months ended June 30, 2018 and 46.99% for the year ended December 31, 2017.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 and for the six month ended June 30, 2017 compared to the six month ended June 30, 2016. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period in which they are due. Loan fees were included in the computation of interest income.

	For The Six Months Ended June 30, 2018/June 30, 2017
	Increase (Decrease) Due To Changes In
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	1	48	49
Securities portfolio and derivatives	150	(339)	(189)
Loans and advances to central banks	(68)	41	(27)
Loans and advances to credit institutions	(73)	256	183
Loans and advances to customers	(707)	1,005	297
In euros	(127)	89	(38)
Domestic	(124)	87	(37)
Foreign	(2)	2	-
In other currencies	(581)	916	335
Domestic	(29)	57	28
Foreign	(552)	859	307
Other assets	(23)	(88)	(111)
Total income			202
Interest expense
Deposits from central banks and credit institutions	(262)	464	202
Customer deposits	(212)	717	505
In euros	(13)	(65)	(78)
Domestic	(12)	(65)	(77)
Foreign	(1)	-	(1)
In other currencies	(199)	782	583
Domestic	(6)	29	23
Foreign	(193)	754	560
Debt certificates	(80)	77	(4)
Other liabilities	217	(559)	(341)
Total expense			362
Net interest income			(160)

(1)     The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

(2)     The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	For the six months ended June 30, 2017/June 30, 2016
	Increase (Decrease) Due To Changes In
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	2	(1)	1
Securities portfolio and derivatives	(306)	185	(120)
Loans and advances to central banks	(28)	77	50
Loans and advances to credit institutions	(11)	(7)	(19)
Loans and advances to customers	(15)	572	557
In euros	(64)	(140)	(204)
Domestic	263	498	761
Foreign	(6)	140	134
In other currencies	263	498	761
Domestic	7	32	39
Foreign	249	473	722
Other assets	(6)	140	134
Total income			603
Interest expense
Deposits from central banks and credit institutions	(87)	73	(14)
Customer deposits	(68)	65	(3)
In euros	(36)	(139)	(175)
Domestic	(37)	(130)	(167)
Foreign	-1	(9)	(9)
In other currencies	109	63	172
Domestic	3	4	7
Foreign	106	59	166
Debt certificates	(39)	28	(11)
Other liabilities	(23)	215	192
Total expense			164
Net interest income			438

(1)     The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.

(2)     The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2018	2017
	(In Millions of Euros, Except Percentages)
Average interest earning assets	640,936	667,059
Gross yield (1)	2.3%	2.1%
Net yield (2)	2.1%	2.0%
Net interest margin (3)	1.3%	1.3%
Average effective rate paid on all interest-bearing liabilities	1.1%	1.0%
Spread (4)	1.1%	1.2%

(1)     Gross yield represents total interest income divided by average interest earning assets.

(2)     Net yield represents total interest income divided by total average assets.

(3)     Net interest margin represents net interest income as percentage of average interest earning assets.

(4)     Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of June 30, 2018, interbank deposits (excluding deposits with central banks) represented 3.7% of our total assets. Of such interbank deposits, 81.0% were held outside of Spain and 19.0% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of June 30, 2018, our total securities portfolio (consisting of investment securities and loans and advances of financial assets at amortized cost) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €118,953 million, representing 17.3% of our total assets. €29,609 million, or 24.9%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. For a discussion of our investments in affiliates, see Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables analyze the amortized cost and fair value of debt securities as of June 30, 2018 and December 31, 2017, respectively. The financial assets held for trading are not included in the tables below because the amortized costs and fair values of these items are the same. See Note 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

	As of June 30, 2018
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic	22,151	23,122	975	(3)
Spanish Government and other government agencies debt securities	20,478	21,346	869	(2)
Other debt securities	1,673	1,777	105	(2)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	817	884	67	-
Issued by other institutions	856	893	38	(2)
Foreign	37,799	37,478	407	(729)
The United States	14,044	13,799	27	(271)
U.S. Treasury and other U.S. Government agencies debt securities	5,944	5,861	6	(89)
States and political subdivisions debt securities	4,351	4,256	7	(102)
Other debt securities	3,748	3,681	14	(80)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	50	51	1	-
Issued by other institutions	3,698	3,630	13	(80)
Mexico	6,966	6,857	17	(126)
Mexican Government and other government agencies debt securities	5,671	5,572	11	(111)
Other debt securities	1,294	1,286	6	(15)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	30	30	-	(1)
Issued by other institutions	1,265	1,256	6	(14)
Turkey	4,582	4,409	33	(206)
Turkey Government and other government agencies debt securities	4,211	4,052	32	(191)
Other debt securities	371	357	1	(15)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	349	334	-	(15)
Issued by other institutions	22	23	1	-
Other countries	12,208	12,413	331	(126)
Other foreign governments and other government agencies debt securities	6,479	6,562	165	(82)
Other debt securities	5,729	5,852	166	(43)
Issued by Central Banks	947	946	2	(2)
Issued by credit institutions	1,992	2,089	120	(23)
Issued by other institutions	2,790	2,816	44	(18)
TOTAL AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	59,951	60,600	1,382	(732)
TOTAL DEBT SECURITIES	59,951	60,600	1,382	(732)

(1)     Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements.

	As of December 31, 2017
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES
AVAILABLE FOR SALE PORTFOLIO
Domestic	24,716	25,605	906	(17)
Spanish Government and other government agencies debt securities	22,765	23,539	791	(17)
Other debt securities	1,951	2,066	114	-
Issued by Central Banks	-	-	-	-
Issued by credit institutions	891	962	72	-
Issued by other institutions	1,061	1,103	43	-
Foreign	40,557	40,647	661	(572)
The United States	12,479	12,317	36	(198)
U.S. Treasury and other U.S. Government agencies debt securities	3,052	3,018	-	(34)
States and political subdivisions debt securities	5,573	5,482	8	(99)
Other debt securities	3,854	3,817	28	(65)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	56	57	1	-
Issued by other institutions	3,798	3,759	26	(65)
Mexico	9,755	9,658	45	(142)
Mexican Government and other government agencies debt securities	8,101	8,015	34	(120)
Other debt securities	1,654	1,643	11	(22)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	212	209	1	(3)
Issued by other institutions	1,442	1,434	10	(19)
Turkey	5,052	4,985	48	(115)
Turkey Government and other government agencies debt securities	5,033	4,967	48	(114)
Other debt securities	19	19	1	(1)
Issued by Central Banks	-	-	-	-
Issued by credit institutions	19	19	-	(1)
Issued by other institutions	-	-	-	-
Other countries	13,271	13,687	533	(117)
Other foreign governments and other government agencies debt securities	6,774	7,022	325	(77)
Other debt securities	6,497	6,664	208	(40)
Issued by Central Banks	1,330	1,331	2	(1)
Issued by credit institutions	2,535	2,654	139	(19)
Issued by other institutions	2,632	2,679	66	(19)
TOTAL AVAILABLE FOR SALE PORTFOLIO	65,273	66,251	1,567	(588)
HELD TO MATURITY PORTFOLIO
Domestic	5,984	6,043	59	-
Spanish Government and other government agency debt securities	5,754	5,812	58	-
Other domestic debt securities	230	231	1	-
Issued by Central Banks	-	-	-	-
Issued by credit institutions	203	204	1	-
Issued by other institutions	27	27		-
Foreign	7,770	7,759	30	(42)
Government and other government agency debt securities	6,864	6,844	18	(39)
Other debt securities	906	915	12	(3)
TOTAL HELD TO MATURITY PORTFOLIO	13,754	13,801	89	(42)
TOTAL DEBT SECURITIES	79,027	80,053	1,656	(630)

(1)    Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the financial statements included in our 2017 Form 20-F.

As of June 30, 2018, the carrying amount of debt securities classified within the fair value through other comprehensive income portfolio by rating categories defined by external rating agencies were as follows:

	As of June 30, 2018
	Debt Securities at fair value through other comprehensive income
	Carrying Amount (In Millions of Euros)%
AAA	606	1.0%
AA+	12,331	20.3%
AA	223	0.4%
AA-	486	0.8%
A+	777	1.3%
A	786	1.3%
A-	22,676	37.4%
BBB+	9,858	16.3%
BBB	6,972	11.5%
BBB-	3,458	5.7%
BB+ or below	836	1.4%
Without rating	1,589	2.6%
TOTAL	60,600	100.0%

The following tables analyze the amortized cost and fair value of our ownership of equity securities as of June 30, 2018 and December 31, 2017, respectively. See Note 12 to the Unaudited Condensed Interim Consolidated Financial Statements.

	As of June 30, 2018
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES
Domestic	2,178	1,953	1	(226)
Equity listed	2,172	1,947	-	(226)
Equity unlisted	6	6	1	-
International	540	627	96	(10)
United States	403	443	40	-
Equity listed	48	88	40	-
Equity unlisted	355	355	-	-
Other countries	138	184	56	(10)
Equity listed	71	88	26	(10)
Equity unlisted	66	96	31	(1)

TOTAL EQUITY SECURITIES	2,718	2,579	97	(236)

TOTAL INVESTMENT SECURITIES	62,669	63,180	1,479	(968)

(1)     Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2017
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES
Domestic	2,222	2,250	29	(1)
Equity listed	2,189	2,188	-	(1)
Equity Unlisted	33	62	29	-
International	880	976	110	(15)
United States	509	543	40	(6)
Equity listed	11	11	-	-
Equity Unlisted	498	532	40	(6)
Other countries	371	432	70	(9)
Equity listed	204	230	33	(7)
Equity Unlisted	167	202	37	(2)
TOTAL EQUITY SECURITIES	3,102	3,225	139	(16)
TOTAL INVESTMENT SECURITIES	82,129	83,278	1,795	(646)

(1)     Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

Loans and Advances to Credit Institutions and Central Banks

As of June 30, 2018, our total loans and advances to credit institutions and central banks amounted to €17,107 million, or 2.5% of total assets. Net of our impairment losses, loans and advances to credit institutions and central banks amounted to €17,092 million as of June 30, 2018, or 2.5% of total assets.

Loans and Advances to Customers

As of June 30, 2018, our total loans and advances to customers amounted to €401,274 million, or 58.19% of total assets. Net of our impairment losses, loans and advances to customers amounted to €387,788 million as of June 30, 2018, or 56.23% of our total assets. As of June 30, 2018 our loans and advances to customers in Spain amounted to €174,282 million. Our loans and advances to customers outside Spain amounted to €226,960 million as of June 30, 2018. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Business Overview—Supervision and Regulation—Capital Requirements” and “—Business Overview— Supervision and Regulation—Investment Ratio” in our 2017 Form 20-F.

  Loans by Geographic Area

The following table shows, by domicile of the customer, our net loans and advances to customers as of the dates indicated:

	As of June 30, 2018	As of December 31, 2017	As of June 30, 2017
	(In Millions of Euros)

Domestic	174,282	180,033	180,175
Foreign
Europe	24,915	25,308	26,916
The United States	58,038	53,526	54,176
Mexico	52,136	48,463	54,514
Turkey	46,963	49,690	53,753
South America	40,296	39,814	50,162
Other	4,613	4,240	4,774
Total foreign	226,960	221,041	244,296
Total loans and advances	401,243	401,074	424,470
Impairment losses	(13,486)	(12,748)	(15,318)
Total net lending (1)	387,757	388,326	409,152

(1)    Total net lending includes financial assets held for trading for loans and advances to customers.

Loans by Type of Customer

The following table shows, by domicile and type of customer, our net loans and advances to customers at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in each country:

	As of June 30,	As of December 31,	As of June 30,
	2018	2017	2017
	(In Millions of Euros)
Domestic
Government	17,384	18,116	20,416
Agriculture	1,048	1,231	1,146
Industrial	13,337	14,707	14,132
Real estate and construction	11,140	11,786	12,683
Commercial and financial	17,676	16,075	12,392
Loans to individuals (1)	100,387	99,780	101,519
Other	13,311	18,338	17,887
Total Domestic	174,282	180,033	180,175
Foreign
Government	13,800	14,289	13,767
Agriculture	2,594	2,646	3,356
Industrial	40,649	37,319	41,113
Real estate and construction	19,275	17,885	20,557
Commercial and financial	34,704	31,584	35,151
Loans to individuals (1)	79,492	78,162	88,522
Other	36,446	39,156	41,830
Total Foreign	226,960	221,040	244,296
Total Loans and Advances	401,243	401,074	424,470
Impairment losses	(13,486)	(12,748)	(15,318)
Total net lending (2)	387,757	388,326	409,152

(1)    Includes mortgage loans to households for the acquisition of housing.

(2)    Total net lending includes financial assets held for trading for loans and advances to customers.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of June 30, 2018, December 31, 2017 and June 30, 2017:

	As of June 30, 2018	As of December 31, 2017	As of June 30, 2017
	(In Millions of Euros)
In euros	189,196	199,399	198,986
In other currencies	198,561	188,926	210,166
Total net lending (1)	387,757	388,326	409,152

(1)    Total net lending includes financial assets held for trading for loans and advances to customers.

As of June 30, 2018, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €578 million, compared with €510 million as of December 31, 2017. Loans outstanding to the Spanish government and its agencies amounted to €17,384 million, or 4.3% of our total loans and advances as of June 30, 2018 compared with €18,116 million, or 4.5% of our total loans and advances as of December 31, 2017. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of June 30, 2018, excluding government-related loans, amounted to €20,358 million or approximately 4.95% of our total outstanding loans and advances. As of June 30, 2018 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed in the table above.

Maturity Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances to customers by domicile of the branch office that issued the loan and the type of customer as of June 30, 2018. The determination of maturities is based on contract terms.

		Maturity
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	6,524	4,929	5,931	17,384
Agriculture	271	381	396	1,048
Industrial	4,653	4,232	4,452	13,337
Real estate and construction	2,398	2,882	5,859	11,140
Commercial and financial	4,190	2,390	1,500	8,080
Loans to individuals	6,630	8,778	84,979	100,387
Other	9,931	7,571	5,405	22,907
Total Domestic	34,597	31,164	108,522	174,282
Foreign
Government	1,723	2,175	9,902	13,800
Agriculture	1,482	802	309	2,594
Industrial	16,546	16,441	7,662	40,649
Real estate and construction	6,463	8,728	4,083	19,275
Commercial and financial	10,795	7,757	1,834	20,386
Loans to individuals	12,760	26,841	39,891	79,492
Other	18,525	21,978	10,262	50,764
Total Foreign	68,294	84,722	73,943	226,959
Total loans and advances	102,891	115,886	182,465	401,242

Impairment Losses on Loans and Advances

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment losses on financial assets” in our 2017 Form 20-F.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	As of and for the six months ended June 30,	As of and for the year ended December 31,	As of and for the six months Ended June 30,
	2018	2017	2017
	(In Millions of Euros, Except Percentages)
Loan loss reserve at beginning of period:
Domestic	7,234	9,113	9,113
Foreign	5,550	6,903	6,903
First implementation adjustment of IFRS 9	1,171	-	-
Total loan loss reserve at beginning of period	13,955	16,016	16,016

Loans charged off (1):
Total domestic	(669)	(3,709)	(976)
Total foreign	(628)	(2,330)	(1,114)
Total Loans charged off:	(1,297)	(6,039)	(2,090)

Provision for possible loan losses:
Domestic	399	1,155	573
Foreign	1,374	3,078	1,615
Total Provision for possible loan losses	1,773	4,233	2,188

Acquisition and disposition of subsidiaries	-	(5)	-
Effect of foreign currency translation	(422)	(926)	(306)
Other	(511)	(495)	(462)

Loan loss reserve at end of period:
Domestic	7,683	7,234	8,440
Foreign	5,815	5,550	6,906
Total Loan loss reserve at end of period	13,498	12,784	15,346
Loan loss reserve as a percentage of total loans and receivables at end of period	3.17%	2.87%	3.35%
Net loan charge-offs as a percentage of total loans and receivables at end of period	0.30%	1.36%	0.46%

(1)     Loans charged off were mainly related to the real estate sector.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €1,297 million during the six months ended June 30, 2018 compared with €2,090 million during the six months ended June 30, 2017.

Our loan loss reserves as a percentage of total loans and advances increased to 3.2% as of June 30, 2018 from 2.9 % as of December 31, 2017.

Impaired Loans

Loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to ensure (in part or in full) the performance of the loans.

Amounts collected in relation to impaired financial assets at amortized cost are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2018 and 2017 was €220 million and €118 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of June 30,	As of December 31,
	2018	2017
	(In Millions of Euros)
Impaired loans
Domestic	11,852	12,730
Public sector	147	158
Other resident sector	11,705	12,572
Foreign	6,785	6,671
Public sector	13	13
Non-resident sector	6,772	6,658
Total impaired loans	18,637	19,401
Total loan loss reserve	(13,498)	(12,784)
Impaired loans net of reserves	5,139	6,617

Our total impaired loans amounted to €18,637 million as of June 30, 2018, a 3.9% decrease compared with €19,401 million as of December 31, 2017. This decrease was mainly attributable to the reduction of the Group’s exposure to the real estate sector in Spain.

Our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets but which present an inherent loss. As of June 30, 2018, the loan loss reserve amounted to €13,498 million, a 5.6% increase compared with €12,784 million as of December 31, 2017. This increase in our loan loss reserve is mainly attributable to increases in the household sector and foreign commercial and other financial.

The following tables provide information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves for impaired assets taken for each impaired loan category, as of June 30, 2018:

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros, Except Percentages)
Domestic
Government	147	(65)	0.84%
Credit institutions	-	-	-
Other sectors	11,705	(6,900)	7.46%
Agriculture	60	(37)	5.77%
Industrial	812	(551)	6.09%
Real estate and construction	3,124	(2,109)	28.05%
Commercial and other financial	987	(579)	12.22%
Loans to individuals	5,644	(2,762)	5.62%
Other	1,077	(863)	4.70%
Total Domestic	11,852	(6,965)	6.80%
Foreign
Government	13	(27)	0.10%
Credit institutions	10	(12)	-
Other sectors	6,762	(6,494)	3.17%
Agriculture	69	(75)	2.66%
Industrial	1,021	(964)	2.51%
Real estate and construction	616	(474)	3.20%
Commercial and other financial	457	(535)	2.24%
Loans to individuals	2,730	(3,157)	3.43%
Other	1,869	(1,289)	3.68%
Total Foreign	6,785	(6,533)	2.99%
Total impaired loans	18,637	(13,498)	4.77%

Troubled Debt Restructurings

As of June 30, 2018, of the total troubled debt restructurings of €19,910 million, €8,361 million were not considered impaired loans.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratio trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratio higher than our average non-performing asset ratio. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The non-performing asset ratio in our domestic real estate and construction portfolio was 28.0% as of June 30, 2018 (compared with 30.9% as of December 31, 2017), substantially higher than the average non-performing asset ratio for all of our domestic activities (6.8% as of June 30, 2018 and 7.1% as of December 31, 2017) and the average non-performing asset ratio for all of our consolidated activities (4.4% as of June 30, 2018 and 4.5% as of December 31, 2017). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 19.1% as of June 30, 2018 (compared with 26.2% as of December 31, 2017). Given such non-performing asset ratio, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios.

Foreign Country Outstandings

The following table sets forth, as of the end of the periods indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2018 and December 31, 2017. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico, Turkey and the United States or other regions which are not listed below.

	As of June 30, 2018		As of December 31, 2017
	Amount	% of Total Assets	Amount	% of Total Assets

	(In Millions of Euros, Except Percentages)
United Kingdom	8,281	1.2%	8,444	1.2%
Mexico	2,361	0.3%	2,635	0.4%
Turkey	5,377	0.8%	7,754	1.1%
Other OECD (Organisation for Economic Co-operation and Development)	7,922	1.1%	7,885	1.1%
Total OECD	23,942	3.5%	26,718	3.9%
Central and South America	3,071	0.4%	3,980	0.6%
Other	5,082	0.7%	3,787	0.5%
Total	32,094	4.7%	34,485	5.0%

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €168 million and €130 million as of June 30, 2018 and December 31, 2017, respectively. These figures do not reflect loan loss reserves of 25.0% and 19.1%, respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2018 did not in the aggregate exceed 0.02% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2018 and December 31, 2017, do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2018 and December 31, 2017, amounted to $120 million and $124 million, respectively (approximately €103 million and €104 million, respectively, based on a euro/dollar exchange rate on June 30, 2018 of $1.00 = €0.86 and on December 31, 2017 of $1.00 = €0.83).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of June 30, 2018
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	162,823	26,236	4,860	193,919
Foreign
Western Europe	19,040	-	14,633	33,673
The United States	60,728	2	4,944	65,674
Mexico	50,189	263	1,791	52,242
Turkey	34,329	1,137	1,313	36,779
South America	38,099	1,096	2,649	41,844
Other	2,104	-	3,119	5,223
Total Foreign	204,489	2,498	28,448	235,434
Total	367,312	28,734	33,307	429,353

	As of December 31, 2017
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	165,559	28,044	5,518	199,121
Foreign
Western Europe	22,177	101	34,849	57,128
The United States	58,164	87	3,961	62,212
Mexico	52,387	3,316	2,429	58,132
Turkey	36,815	3,713	953	41,482
South America	38,764	1,792	2,999	43,555
Other	2,511	-	3,806	6,317
Total Foreign	210,819	9,010	48,998	268,826
Total	376,379	37,054	54,516	467,949

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements. Time deposits from Spanish and foreign financial institutions amounted to €18,616 million as of June 30, 2018, substantially all of which were in excess of $100,000.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2018 and December 31, 2017, see Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.

Return Ratios

The following table sets out our return ratios:

	As of June 30,	As of December 31,	As of June 30,
	2018	2017	2017
	(In Percentages)
Return on equity (1)	9.7%	6.4%	8.6%
Return on assets (2)	1.0%	0.7%	0.8%
Equity to assets ratio (3)	8.0%	7.8%	7.5%

(1)    Represents profit attributable to parent company for the period as a percentage of average stockholders´ funds for the period. For June 30, 2018 and June 30, 2017 data, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.

(2)    Represents profit attributable to parent company as a percentage of average total assets for the period. For June 30, 2018 and June 30, 2017 data, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.

(3)    Represents average total equity over average total assets.

EQUITY

Accumulated other comprehensive income (loss)

As of June 30, 2018, the accumulated other comprehensive loss amounted to €9,868 million, a 12.2% increase compared to the €8,792 million recorded as of December 31, 2017. The majority of the balance is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not euros. In this regard, the increase was mainly related to the depreciation of the Mexican peso and the Turkish lira.

A.   Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Turkish liras, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivar and Peruvian new soles. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Unaudited Condensed Interim Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as of and for the six months ended June 30, 2018 and June 30, 2017 according to the ECB.

	Average Exchange Rates		Period-end Exchange Rates
	For the six months ended June 30, 2018	For the six months ended June 30, 2017	As of June 30, 2018	As of December 31, 2017
Mexican peso	23.0808	21.0340	22.8817	23.6614
U.S.dollar	1.2105	1.0829	1.1658	1.1993
Argentine peso	26.0132	17.0082	32.4233	22.5830
Chilean peso	740.1925	714.7963	755.2870	738.0074
Colombian peso	3,448.2759	3,164.5570	3,436.4261	3,584.2294
Peruvian new sol	3.9303	3.5447	3.8159	3.8813
Venezuelan bolivar	1,000,000.0000	4,310.3448	1,000,000.0000	18,181.8182
Turkish lira	4.9561	3.9388	5.3385	4.5464

During the six months ended June 30, 2018, the Mexican peso, the U.S. dollar, the Argentine peso, the Chilean peso, the Colombian peso, the Peruvian sol, the Venezuelan bolivar and the Turkish lira depreciated against the euro in average terms. With respect to period-end exchange rates, the Argentine peso, the Chilean peso, the Venezuelan bolivar and the Turkish lira depreciated against the euro. On the other hand the Mexican peso, the U.S. dollar, the Colombian peso and the Peruvian sol appreciated against the euro. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and positive for the period-on-period comparison of the Group’s balance sheet.

When comparing two dates or periods in this Unaudited Condensed Interim Consolidated Financial Statements we have excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of such more recent period.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of gross domestic product (GDP), as well as prevailing levels of employment, inflation and, particularly, interest rates. The demand for loans and saving products correlates positively with income, which correlates in turn with the GDP, employment and corporate profits evolution. Regarding interest rates, they have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding of the banking business.

Global GDP growth remained broadly stable at an annualized rate of 4.0% in the first half of 2018 after improving in 2017 to 3.8% according to BBVA Research estimates, driven by strong global trade, private consumption and investment. However, while the global economy has experienced good economic performance in recent quarters, supported by the U.S. fiscal stimulus and the stability of the Chinese economy, and several potential negative factors have emerged during the first half of over this year. Both the U.S. Federal Reserve Bank and the European Central Bank have taken further steps towards the normalization of monetary policy, which suggests somewhat less accommodating conditions and, together with idiosyncratic shocks in some countries, such as Argentina, Brazil and Turkey, have triggered a reassessment of risks and increasing financial tensions in emerging economies. In addition, increasing protectionist measures could also weigh on global activity in the second half of the year. Global GDP growth is projected at around 3.8% for 2018 according to BBVA Research forecasts, but risks exist which may lessen growth, mainly related to political uncertainty, vulnerabilities in emerging economies and above all increasing protectionism.

Regarding the evolution of key economic areas for the Group, after growing above 3% in each of 2017, 2016 and 2015, the Spanish economy slowed slightly in the first half of 2018 but is still expanding at a positive rate. The positive inertia of the economy along with supportive monetary and fiscal policies is supporting the dynamism of Spanish domestic demand and offsetting some headwinds such as increasing oil prices and higher uncertainty. According to BBVA Research’s current estimates, growth is expected to slow to below 3% in 2018. However, improvements in the credit market and the structural economic reforms implemented in Spain are expected to remain anchors for economic growth in Spain.

Mexican GDP grew at an annualized rate of 2.1% in the first half of 2018 (2.3% in 2017) driven by robust private consumption, and investment in the first quarter related to the repair efforts after the September 2017 earthquakes. However, investment is expected to show some deterioration over 2018 in light of high uncertainty. The declining inflation, if  it continues, should continue to improve the purchasing power of households and underpin private consumption this year. BBVA Research forecasts GDP growth to remain at around 2% in 2018, although risks related to the uncertainty generated by US trade policy, expectations associated with the mechanisms for implementing the new government’s social and economic policies, and the adverse effects of the extreme weather conditions could cause actual growth to be lower than such estimate. Against this backdrop, a sound fiscal policy and a monetary policy oriented to maintaining price stability is crucial to limiting the impact of uncertainties around the Mexican economy.

South American GDP growth (based on the weighted average of Argentina, Brazil, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela, according to their GDP size) recovered from negative levels (-2.4% in 2016) to 0.8% in 2017 according to BBVA Research estimates, supported by global growth and the rise in commodity prices. The external environment is expected to continue to support growth, which together with the recovery in investment and the effect of the depreciation of local currencies in 2017, are expected to allow GDP growth to be close to 1% in 2018. However market volatility in Argentina and the resulting policy tightening at the end of August will likely have a significant negative effect on growth estimates in that country, which could shave up to an estimated 0.4 percentage points from average growth for South America in 2018. Inflation pressures remain relatively contained in the region (except in Argentina, due to strong depreciation). This relatively positive scenario for most countries in the region might be affected by risks related to U.S. policy actions, further market volatility in Argentina and any delays in planned investment.

The U.S. economy gathered pace in the first half of 2018, growing at an average annualized growth rate of 2.7% (compared to 2.2% in 2017), driven by the strength of domestic demand after the tax reform approved at the end of 2017 and a further fiscal stimulus in early 2018. As a result of this, together with high confidence levels both for households and firms, GDP growth is expected to accelerate to around 2.8% in 2018, according to BBVA Research forecasts. Strong growth along with increasing inflation over the year support potential future interest rate increases by the Federal Reserve Bank. Despite the improvement of the economy, growth could be affected in the medium to long term by protectionist policies.

As regards Turkey, 2018 GDP growth is estimated to have decelerated notably to 3.0% from 7.4% in 2017. A rise in rates by the Federal Reserve, a negative global environment for emerging markets, increasing diplomatic tensions with the U.S. and policy inaction have affected the Turkish economic outlook including deteriorating inflation and poor growth expectations. Inflation has surpassed two-digit levels driven by domestic demand pressures, commodity prices and the lagged effects of the depreciation of the Turkish lira. The Turkish central bank has tightened monetary policy by raising interest rates 600 basis points, in response to the sharp depreciation of the lira (40% so far in 2018 through August 31, 2018).

BBVA Group results of operations for the six months ended June 30, 2018 compared to the six months ended June 30, 2017

The table below shows the Group’s unaudited condensed interim consolidated income statements for the six months ended June 30, 2018 and June 30, 2017:

	For the six months ended June 30,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Interest and similar income	14,507	14,305	1.4
Interest and similar expenses	(5,864)	(5,502)	6.6
Net interest income	8,643	8,803	(1.8)
Dividend income	84	212	(60.5)
Share of profit or loss of entities accounted for using the equity method	14	(8)	n.m. (1)
Fee and commission income	3,585	3,551	1.0
Fee and commission expenses	(1,093)	(1,095)	(0.2)
Net gains (losses) on financial assets and liabilities (2)	618	541	14.2
Exchange differences, net	90	528	(83.0)
Other operating income	509	562	(9.4)
Other operating expenses	(893)	(945)	(5.5)
Income on insurance and reinsurance contracts	1,609	1,863	(13.6)
Expenses on insurance and reinsurance contracts	(1,093)	(1,295)	(15.6)
Gross income	12,074	12,718	(5.1)
Administration costs	(5,336)	(5,599)	(4.7)
Personnel expenses	(3,125)	(3,324)	(6.0)
Other administrative expenses	(2,211)	(2,275)	(2.8)
Depreciation and amortization	(606)	(712)	(14.9)
Net margin before provisions	6,131	6,407	(4.3)
Provisions or reversal of provisions	(185)	(364)	(49.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,611)	(1,941)	(17.0)
Impairment or reversal of impairment on non-financial assets	-	(80)	n.m. (1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	80	30	165.1
Negative goodwill recognized in profit or loss	-	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	29	(18)	n.m. (1)
Operating profit before tax	4,443	4,033	10.2
Tax expense or income related to profit or loss from continuing operations	(1,213)	(1,120)	8.3
Profit from continuing operations	3,230	2,914	10.9
Profit from discontinued operations, net	-	-	-
Profit	3,230	2,914	10.9
Profit attributable to parent company	2,649	2,306	14.9
Profit attributable to non-controlling interests	581	607	(4.2)

(1)    Not meaningful.

(2)    Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.

The changes in our unaudited condensed interim consolidated income statements for the six months ended June 30, 2018 and June 30, 2017 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for the six months ended June 30, 2018 and June 30, 2017.

	For the six months ended June 30,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Interest and similar income	14,507	14,305	1.4
Interest and similar expenses	(5,864)	(5,502)	6.6
Net interest income	8,643	8,803	(1.8)

Net interest income for the six months ended June 30, 2018 amounted to €8,643 million, a 1.8% decrease compared with the €8,803 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the main countries where BBVA operates. Excluding the impact of the depreciation of the currencies, net interest income increased by 9.4% mainly as a result of the growth in volumes. The 1.8% decreased explained by region:

•        Spain: 1.5% decrease as a result of lower volumes and the lower contribution of the wholesale portfolio.

•        United States: 0.3% increase, as a result of the impact of the Federal Reserve Bank benchmark interest rate increases partially offset by the depreciation of the U.S. dollar against the euro and decreased volume.

•        Mexico: 1.8% decrease as a result of the depreciation of the Mexican peso against the euro which more than offset the higher volume of loans and advances to customers.

•        Turkey: 6.3% decrease as a result of the depreciation of the Turkish lira against the euro which more than offset the 17.9% increase as a result of the growth in activity and higher income from inflation-linked bonds.

•        South America: 0.7% decrease as a result of the depreciation of the currencies of the region against the euro, which more than offset the greater volume and the increase in yield on interest-earning assets.

Dividend income

Dividend income for the six months ended June 30, 2018 amounted to €84 million, a 60.5% decrease compared with the €212 million recorded for the six months ended June 30, 2017, mainly as a result of the implementation of IFRS 9, pursuant to which, since January 1, 2018, dividends from “Financial assets held for trading” are recognized in the most recent period in the heading “Net gains (losses) in financial assets and liabilities”, whereas in the prior period they were recognized under “Dividend income”.

Share of profit or loss of entities accounted for using the equity method

Share of profit of entities accounted for using the equity method for the six months ended June 30, 2018 amounted to €14 million profit, compared with the €8 million loss recorded for the six months ended June 30, 2017.

Fee and commission income

The breakdown of fee and commission income for the six months ended June 30, 2018 and June 30, 2017 is as follows:

	For the six months ended June 30,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Bills receivable	23	24	(4.2)
Current accounts	225	247	(8.9)
Credit and debit cards	1,399	1,386	0.9
Checks	94	104	(9.6)
Transfers and others payment orders	299	296	1.0
Insurance product commissions	98	97	1.0
Commitment fees	117	122	(4.1)
Contingent risks	196	198	(1.0)
Asset Management	520	444	17.1
Securities fees	192	216	(11.1)
Custody securities	63	62	1.6
Other	360	355	1.4
Fee and commission income	3,585	3,551	1.0

Fee and commission income increased by 1% to €3,585 million for the six months ended June 30, 2018 from €3,551 million for the six months ended June 30, 2017.

Fee and commission expenses

The breakdown of fee and commission expenses for the six months ended June 30, 2018 and June 30, 2017 is as follows:

	For the six months ended June 30,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Credit and debit cards	719	717	0.3
Transfers and others payment orders	49	52	(5.8)
Commissions for selling insurance	35	29	20.7
Other fees and commissions	290	297	(2.4)
Fee and commission expenses	1,093	1,095	(0.2)

Fee and commission expenses decreased by 0.2% to €1,093 million for the six months ended June 30, 2018 from €1,095 million for the six months ended June 30, 2017.

Net gains (losses) on financial assets and liabilities

Net gains on financial assets and liabilities increased by 14.2% to €618 million for the six months ended June 30, 2018 compared with a gain of €541 million for the six months ended June 30, 2017, mainly as a result of the implementation of IFRS 9, pursuant to which, since January 1, 2018, dividends from “Financial assets held for trading” are recognized under this heading.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2018 and 2017:

	For the six months ended June 30,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	130	683	(81.0)
Financial assets at fair value through other comprehensive income	102	623	(83.6)
Financial assets at amortized cost	21	59	(64.4)
Other	7	1	n.m. (1)
Gains (losses) on financial assets and liabilities held for trading, net	324	139	133.1
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	5	-	n.m. (1)
Gains or (losses) on financial assets and liabilities designated at fair value through profit or loss, net	107	(88)	n.m. (1)
Gains (losses) from hedge accounting, net	51	(193)	n.m. (1)
Net gains (losses) on financial assets and liabilities	618	541	14.2

(1)    Not meaningful.

Exchange differences, net

Exchange differences, net decreased 83% from €528 million gain for the six months ended June 30, 2017 to €90 million gain for the six months ended June 30, 2018 as a result of the impact of the depreciation of the Turkish lira.

Other operating income and expenses

Other operating income for the six months ended June 30, 2018 decreased 9.4% to €509 million, compared with the €562 million recorded for the year six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the main countries where BBVA operates against the euro.

Other operating expenses for the six months ended June 30, 2018 amounted to €893 million, a 5.5% decrease compared with the €945 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the main countries where BBVA operates against the euro.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the six months ended June 30, 2018 was €1,609 million, a 13.6% decrease compared with the €1,863 million of income recorded for the six months ended June 30, 2017, mainly as a result of lower insurance activity in Mexico and the impact of the depreciation of the Mexican peso against the euro.

Expenses on insurance and reinsurance contracts for the six months ended June 30, 2018 were €1,093 million, a 15.6% decrease compared with the €1,295 million expense recorded for the six months ended June 30, 2017, mainly as a result of the lower insurance activity in Mexico and the impact of the depreciation of some currencies against the euro mentioned above, which had a corresponding impact on expenses on insurance and reinsurance contracts.

Administration costs

Administration costs, which include personnel expenses and other administrative expenses, for the six months ended June 30, 2018 amounted to an expense of €5,336 million, a 4.7% decrease compared with the €5,599 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the main countries where BBVA operates against the euro, which was offset in part by an increase in technology and systems expenses.

The table below provides a breakdown of personnel expenses for the six months ended June 30, 2018 and June 30, 2017:

	For the six months ended June 30,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Wages and salaries	2,448	2,590	(5.5)
Social security costs	372	394	(5.6)
Defined contribution plan expense	51	52	(1.9)
Defined benefit plan expense	30	32	(6.3)
Other personnel expenses	224	256	(12.5)
Personnel expenses	3,125	3,324	(6.0)

The table below provides a breakdown of other administrative expenses for six months ended June 30, 2018 and June 30, 2017:

	For the six months ended June 30,

	2018	2017	Change
	(In Millions of Euros)		(In %)
Technology and systems	558	499	11.8
Communications	120	149	(19.5)
Advertising	175	186	(5.9)
Property, fixtures and materials	495	528	(6.3)
Of which:
Rent expenses	283	299	(5.4)
Taxes other than income tax	220	237	(7.2)
Other expenses	644	676	(4.7)
Other administrative expenses	2,211	2,275	(2.8)

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2018 was €606 million, a 14.9% decrease compared with the €712 million recorded for the six months ended June 30, 2017, mainly as a result of the impact of the depreciation of some currencies against the euro.

Provisions or reversal of provisions

Provisions for the six months ended June 30, 2018 was an expense of €185 million, a 49.1% decrease compared with the €364 million expense recorded for the six months ended June 30, 2017, mainly as a result of the decrease in the costs related to early retirements and contributions to pension funds in Spain.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

Impairment on financial assets for the six months ended June 30, 2018 was an expense of €1,611 million, a 17.0% decrease compared with the €1,941 million expense recorded for the six months ended June 30, 2017 mainly as a result of decreased impaired assets, particularly in Spain and Mexico.The Group’s non-performing asset ratio was 4.4% as of June 30, 2018 compared with 4.5% as of December 31, 2017.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains on derecognition of non-financial assets and subsidiaries, net, for the six months ended June 30, 2018  amounted to €80 million, a 165.1% increase compared with the €30 million gain recorded for the six months ended June 30, 2017.

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the six months ended June 30, 2018 was €29 million, compared with the €18 million loss recorded for the six months ended June 30, 2017.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the six months ended June 30, 2018 amounted to €4,443 million, a 10.2% increase compared with the €4,033 million operating profit before tax recorded for the six months ended June 30, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations for the six months ended June 30, 2018 was an expense of €1,213 million, an 8.3% increase compared with the €1,120 million expense recorded for the year six months ended June 30, 2017, mainly as a result of the higher operating profit before tax.

Profit

As a result of the foregoing, profit for the six months ended June 30, 2018 amounted to €3,230 million, a 10.9% increase compared with the €2,914 million recorded for the six months ended June 30, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company for the six months ended June 30, 2018 amounted to €2,649 million, a 14.9% increase compared with the €2,306 million recorded for the six months ended June 30, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the six months ended June 30, 2018 amounted to €581 million, a 4.2% decrease compared with the €607 million profit attributable to non-controlling interests recorded for the six months ended June 30, 2017, mainly as a result of the decrease in the profit attributable to non-controlling interest in Turkey.

Results of Operations by Operating Segment

The information contained in this section is presented under management criteria.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group.

	For the six months ended June 30, 2018
	Banking Activity in Spain	Non-Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group Income
	(In Millions of Euros)
Net interest income	1,836	20	1,082	2,648	1,510	1,606	82	(140)	8,643
Net fees and commissions	850	1	302	589	371	333	79	(32)	2,492
Net gains (losses) on financial assets and liabilities and exchange differences (net) (1)	282	1	49	144	4	231	55	(58)	708
Other operating income and expenses (net) (2)	82	(40)	4	84	39	27	-	35	231
Gross income	3,050	(19)	1,437	3,465	1,924	2,197	216	(196)	12,074
Administration costs	(1,501)	(38)	(805)	(1,022)	(599)	(886)	(139)	(347)	(5,336)
Depreciation and amortization	(144)	(1)	(86)	(122)	(78)	(60)	(3)	(112)	(606)
Net margin before provisions	1,405	(58)	546	2,321	1,247	1,252	74	(655)	6,131
Impairment losses on financial assets (net) (3)	(175)	(39)	(63)	(708)	(315)	(326)	14	-	(1,611)
Provisions or reversal of provisions	(121)	56	12	54	34	(35)	2	(79)	(77)
Operating profit/ (loss) before tax	1,110	(41)	495	1,667	966	891	90	(734)	4,443
Tax expense or income related to profit or loss from continuing operations	(316)	6	(108)	(458)	(210)	(252)	(32)	158	(1,213)
Profit/ (loss) from continuing operations	795	(36)	387	1,208	756	638	58	(576)	3,230
Profit from discontinued operations /Profit from corporate operations (net)	-	-	-	-	-	-	-	-	-
Profit/ (loss)	795	(36)	387	1,208	756	638	58	(576)	3,230
Profit/ (loss) attributable to non-controlling interests	(2)	-	-	-	(383)	(187)	-	(10)	(581)
Profit/ (loss) attributable to parent company	793	(36)	387	1,208	373	452	58	(586)	2,649

(1)    Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)    Includes share of profit or loss of entities accounted for using the equity method.

(3)    Referred to as “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss” in “Item 3. Key Information—Selected Unaudited Condensed Interim Consolidated Financial Data” in our 2017 Form 20-F.

	For the six months ended June 30, 2017
	Banking Activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group Income
	(In Millions of Euros)
Net interest income	1,864	31	1,078	2,696	1,611	1,617	95	(190)	8,803
Net fees and commissions	783	2	336	597	352	352	82	(47)	2,456
Net gains (losses) on financial assets and liabilities and exchange differences (net) (1)	318	-	55	117	9	247	80	244	1,069
Other operating income and expenses (net) (2)	234	(40)	(24)	120	26	36	-	37	390
Gross income	3,200	(6)	1,446	3,530	1,998	2,252	256	43	12,718
Administration costs	(1,552)	(40)	(844)	(1,073)	(675)	(980)	(148)	(288)	(5,599)
Depreciation and amortization	(163)	(10)	(97)	(129)	(93)	(60)	(6)	(154)	(712)
Net margin before provisions	1,485	(56)	505	2,328	1,230	1,211	102	(398)	6,407
Impairment losses on financial assets (net) (3)	(302)	(89)	(113)	(831)	(239)	(375)	9	(1)	(1,941)
Provisions or reversal of provisions	(247)	(88)	(4)	(8)	18	(46)	(7)	(49)	(433)
Operating profit/ (loss) before tax	936	(233)	386	1,488	1,010	790	104	(448)	4,033
Tax expense or income related to profit or loss from continuing operations	(269)	47	(103)	(395)	(201)	(230)	(31)	61	(1,120)
Profit/ (loss) from continuing operations	667	(186)	284	1,094	809	560	73	(387)	2,914
Profit from discontinued operations /Profit from corporate operations (net)	-	-	-	-	-	-	-	-	-
Profit/ (loss) from continuing operations	667	(186)	284	1,094	809	560	73	(387)	2,914
Profit/ (loss) attributable to non-controlling interests	(1)	1	-	-	(436)	(156)	-	(15)	(607)
Profit/ (loss) attributable to parent company	665	(186)	284	1,094	374	404	73	(402)	2,306

(1)     Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)    Includes share of profit or loss of entities accounted for using the equity method.

(3)    Referred to as “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss” in “Item 3. Key Information—Selected Unaudited Condensed Interim Consolidated Financial Data” in our 2017 Form 20-F.

Results of operations by operating segment for the six months ended June 30, 2018 compared with the six months ended June 30, 2017

BANKING ACTIVITY IN SPAIN

	For the six months ended June 30,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	1,836	1,864	(1.5)
Net fees and commissions	850	783	8.6
Net gains (losses) on financial assets and liabilities and exchange differences, net	282	318	(11.4)
Other operating income and expenses, net	(151)	7	n.m. (1)
Income and expenses on insurance and reinsurance contracts	232	227	2.3
Gross income	3,050	3,200	(4.7)
Administration costs	(1,501)	(1,552)	(3.3)
Depreciation and amortization	(144)	(163)	(12.0)
Net margin before provisions	1,405	1,485	(5.3)
Impairment losses on financial assets, net	(175)	(302)	(42.2)
Provisions or reversal of provisions	(121)	(247)	(51.1)
Operating profit/(loss) before tax	1,110	936	18.7
Tax expense or income related to profit or loss from continuing operations	(316)	(269)	17.5
Profit from continuing operations	795	667	19.1
Profit	795	667	19.1
Profit attributable to non-controlling interests	(2)	(1)	14.7
Profit attributable to parent company	793	665	19.2

(1) Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2018 amounted to €1,836 million, a 1.5% decrease compared with the €1,864 million recorded for the six months ended June 30, 2017, mainly as a result of lower volumes and the lower contribution of the wholesale portfolio.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2018 amounted to €850 million, an 8.6% increase compared with the €783 million recorded for the six months ended June 30, 2017, mainly as a result of the growth in mutual and pension funds driven primarily by higher volume as well as increased banking commissions, particularly those associated with account maintenance.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2018 was a net gain of €282 million, an 11.4% decrease compared with the €318 million net gain recorded for the six months ended June 30, 2017, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) portfolios.

Other operating income and expenses, net

    Other net operating expenses of this operating segment for the six months ended June 30, 2018 were €151 million, compared with the €7 million of other net operating income recorded for the six months ended June 30, 2017, mainly as a result of an increased contribution to the ECB´s Single Resolution Fund and lower dividends.

Income and expenses on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2018 was €232 million, a 2.3% increase compared with the €227 million recorded for the six months ended June 30, 2017.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2018 amounted to €1,501 million, a 3.3% decrease compared with the €1,552 million recorded for the six months ended June 30, 2017, as a result of a decline in both personnel expenses and other administrative expenses driven by the evolution of efficiency plans.

Impairment losses on financial assets, net

Impairment losses on financial assets of this operating segment for the six months ended June 30, 2018 was a net loss of €175 million, a 42.2% decrease compared with the €302 million loss recorded for the six months ended June 30, 2017, mainly as a result of decreased impaired assets due to the improvement of credit quality. The non-performing assets ratio of this operating segment as of June 30, 2018 was 5.2% compared with 5.5% as of December 31, 2017.

Provisions or reversal of provisions

Provisions of this operating segment for the six months ended June 30, 2018 were €121 million, a 51.1% decrease compared with the €247 million recorded for the six months ended June 30, 2017, mainly as a result of the decrease in the costs related to early retirements and contributions to pension funds.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2018 was €1,110 million, an 18.7% increase compared with the €943 million recorded for the six months ended June 30, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2018 was an expense of €316 million, a 17.5% increase compared with the €271 million expense recorded for the six months ended June 30, 2017 mainly as a result of the higher operating profit before tax. The tax expense amounted to 28.4% of the operating profit before tax for the six months ended June 30, 2018, and 28.7% for the six months ended June 30, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2018 amounted to €793 million, a 19.2% increase compared with the €665 million recorded for the six months ended June 30, 2017.

NON-CORE REAL ESTATE

	For The Six Months Ended June 30,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	20	31	(37.7)
Net fees and commissions	1	2	(67.6)
Net gains (losses) on financial assets and liabilities and exchange differences, net	1	-	n.m.
Other operating income and expenses, net	(40)	(40)	0.9
Income and expenses on insurance and reinsurance contracts	-	-	-
Gross income	(19)	(6)	200.8
Administration costs	(38)	(40)	(3.9)
Depreciation and amortization	(1)	(10)	(86.1)
Net margin before provisions	(58)	(56)	4.6
Impairment losses on financial assets, net	(39)	(89)	(56.5)
Provisions or reversal of provisions	56	(88)	n.m.
Operating profit/(loss) before tax	(41)	(233)	(82.3)
Tax expense or income related to profit or loss from continuing operations	6	47	(88.0)
Profit/ (loss) from continuing operations	(36)	(186)	(80.9)
Profit/ (loss)	(36)	(186)	(80.9)
Profit/ (loss) attributable to non-controlling interests	-	1	n.m.(1)
Profit/ (loss) attributable to parent company	(36)	(186)	(80.8)

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2018 amounted to €20 million, a 37.7% decrease compared with the €31 million recorded for the six months ended June 30, 2017.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the six months ended June 30, 2018 were €40 million, in line with the €40 million of other net operating expenses recorded for the six months ended June 30, 2017.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2018 amounted to €39 million, a 20.1% decrease compared with the €48 million recorded for the six months ended June 30, 2017.

Impairment losses on financial assets, net

Impairment losses on financial assets of this operating segment for the six months ended June 30, 2018 was a net loss of €39 million, a 56.5% decrease compared with the €89 million recorded for the six months ended June 30, 2017, mainly as a result of decreased impaired assets due to the improvement of credit quality and the reduction of the portfolio.

Provisions or reversal of provisions

Reversal of provisions of this operating segment for the six months ended June 30, 2018 were a gain of €56 million, compared with the €88 million of provisions recorded for the six months ended June 30, 2017, mainly as a result of the releases of provisions for risks and contingent commitments, lower provisions related to legal contingencies and lower needs for property impairments following the agreement with Cerberus.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the six months ended June 30, 2018 was €41 million, an 82.3% decrease compared with the €233 million loss recorded for the six months ended June 30, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the six months ended June 30, 2018 amounted to €6 million, an 88.0% decrease compared with the €47 million income recorded for the six months ended June 30, 2017. Consequently, tax income amounted to 13.6% of the operating loss before tax for the six months ended June 30, 2018, and 20.1% for the six months ended June 30, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2018 was a loss of €36 million, an 80.8% decrease compared with the €186 million loss recorded for the six months ended June 30, 2017.

UNITED STATES

	For The Six Months Ended June 30,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	1,082	1,078	0.3
Net fees and commissions	302	336	(10.2)
Net gains (losses) on financial assets and liabilities and exchange differences, net	49	55	(11.7)
Other operating income and expenses, net	4	(24)	n.m.(1)
Income and expenses on insurance and reinsurance contracts	-	-	-
Gross income	1,437	1,446	(0.6)
Administration costs	(805)	(844)	(4.6)
Depreciation and amortization	(86)	(97)	(11.5)
Net margin before provisions	546	505	8.1
Impairment losses on financial assets, net	(63)	(113)	(44.7)
Provisions or reversal of provisions	12	(4)	n.m.
Operating profit/(loss) before tax	495	386	28.0
Tax expense or income related to profit or loss from continuing operations	(108)	(103)	5.1
Profit/ (loss) from continuing operations	387	284	36.3
Profit/ (loss)	387	284	36.3
Profit/ (loss) attributable to parent company	387	284	36.3

(1)     Not meaningful.

In the six months ended June 30, 2018 the U.S. dollar depreciated 10.5% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2018 and in the results of operations of the United States operating segment for such period expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in our 2017 Form 20-F.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2018 amounted to €1,082 million, a 0.3% increase compared with the €1,078 million recorded for the six months ended June 30, 2017, with higher interest rates (the U.S. Federal Reserve Bank raised the short-term interest rate to 1.75%) offset by the depreciation of the U.S. dollar against the euro and a decrease in volume. The net interest margin over total average assets of this operating segment amounted to 2.96% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2018 amounted to €302 million, a 10.2% decrease compared with the €336 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the U.S. dollar against the euro. Using constant currency, there was a 0.1% decrease.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences, net of this operating segment for the six months ended June 30, 2018 was a net gain of €49 million, a 11.7% decrease compared with the €55 million gain recorded for the six months ended June 30, 2017, mainly as a result of lower income from interest-rate derivatives.

Other operating income and expenses, net

Other net operating income of this operating segment for the six months ended June 30, 2018 was €4 million, compared with the €24 million of net expenses recorded for the six months ended June 30, 2017.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2018 amounted to €805 million, a 4.6% decrease compared with the €848 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the U.S. dollar against the euro.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the six months ended June 30, 2018 were €63 million, an 44.7% decrease compared with the €113 million recorded for the six months ended June 30, 2017, mainly as a result of the lower allowances for loan losses. In 2017 there was an impact of additional allowances for loan losses related to the hurricanes Harvey and Irma. The non-performing assets ratio of this operating segment as of both June 30, 2018 and December 31, 2017, was 1.2%.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2018 was €495 million, a 28.0% increase compared with the €386 million of operating profit recorded for the six months ended June 30, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2018 was €108 million, a 5.1% increase compared with the €103 million expense recorded for the six months ended June 30, 2017, mainly as a result of the higher operating profit before tax, lower tax rates and the impact of the remeasurement of deferred tax assets and liabilities due to the impact of the Tax Cuts and Jobs Act signed into legislation on December 22, 2017 (pursuant to which the corporate tax rate was also reduced). Consequently, the tax expense amounted to 21.8% of the operating profit before tax for the six months ended June 30, 2018, compared with 26.6% for the six months ended June 30, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2018 amounted to €387 million, a 36.3% increase compared with the €284 million recorded for the six months ended June 30, 2017.

MEXICO

	For The Six Months Ended June 30,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	2,648	2,696	(1.8)
Net fees and commissions	589	597	(1.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net	144	117	23.4
Other operating income and expenses, net	(116)	(118)	(1.2)
Income and expenses on insurance and reinsurance contracts	200	238	(15.9)
Gross income	3,465	3,530	(1.8)
Administration costs	(1,022)	(1,073)	(4.7)
Depreciation and amortization	(122)	(129)	(5.6)
Net margin before provisions	2,321	2,328	(0.3)
Impairment losses on financial assets, net	(708)	(831)	(14.8)
Provisions or reversal of provisions	54	(8)	n.m. (1)
Operating profit/(loss) before tax	1,667	1,488	12.0
Tax expense or income related to profit or loss from continuing operations	(458)	(395)	16.1
Profit/ (loss) from continuing operations	1,208	1,094	10.5
Profit/ (loss)	1,208	1,094	10.5
Profit/ (loss) attributable to parent company	1,208	1,094	10.5

(1)     Not meaningful.

In the six months ended June 30, 2018, the Mexican peso depreciated 8.9% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2018 and in the results of operations of the Mexico operating segment for such period expressed in euro.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2018 amounted to €2,648 million, a 1.8% decrease compared with the €2,696 million recorded for the six months ended June 30, 2017, and a 7.8% increase excluding the negative exchange rate effect, which was mainly as a result of an increase in the average volume of loans and advances to customers. The net interest margin over total average assets of this operating segment amounted to 5.55% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2018 amounted to €589 million, a 1.4% decrease compared with the €597 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the peso against the euro. Using constant currency, there was an 8.2% increase mainly as a result of an overall increase in commissions, particularly in credit and debit card commissions, and cash management and mutual funds.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the six months ended June 30, 2018 were €144 million, a 23.4% increase compared with the €117 million gain recorded for the six months ended June 30, 2017, mainly as a result of portfolio sales.

Other operating income and expenses, net

Other operating income and expenses, net of this operating segment for the six months ended June 30, 2018 was a net expense of €116 million, a 1.4% decrease compared with the €118 million of net expenses recorded for the six months ended June 30, 2017.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2018 was €200 million, a 15.9% decrease compared with the €238 million income recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the peso against the euro and weaker insurance activity, due to a decrease in contracting of products associated with loans.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2018 were €1,022 million, a 4.7% decrease compared with the €1,073 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the peso against the euro. Using constant currency, the increase was 4.3%, which was below Mexico’s inflation rate for the period.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the six months ended June 30, 2018 were €708 million, a 14.8% decrease compared with the €831 million recorded for the six months ended June 30, 2017. Using constant currency, the decrease in impairment losses on financial assets (6.5%) mainly resulted from the implementation of IFRS 9. The non-performing assets ratio of this operating segment as of June 30, 2018 was 2.0% compared with 2.3% as of December 31, 2017.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2018 was €1,667 million, a 12.0% increase compared with the €1,488 million of operating profit recorded for the six months ended June 30, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2018 was €458 million, a 16.1% increase compared with the €395 million expense recorded for the six months ended June 30, 2017, mainly as a result of the higher operating profit before tax. Consequently, the tax expense amounted to 27.5% of the operating profit before tax for the six months ended June 30, 2018, and 26.5% for the six months ended June 30, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2018 amounted to €1,208 million, a 10.5% increase compared with the €1,094 million recorded for the six months ended June 30, 2017.

TURKEY

	For The Six Months Ended June 30,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	1,510	1,611	(6.3)
Net fees and commissions	371	352	5.5
Net gains (losses) on financial assets and liabilities and exchange differences, net	4	9	(54.5)
Other operating income and expenses, net	11	(6)	n.m.(1)
Income and expenses on insurance and reinsurance contracts	28	32	(12.9)
Gross income	1,924	1,998	(3.7)
Administration costs	(599)	(675)	(11.3)
Depreciation and amortization	(78)	(93)	(15.7)
Net margin before provisions	1,247	1,230	1.3
Impairment losses on financial assets, net	(315)	(239)	32.2
Provisions or reversal of provisions	34	18	91.7
Operating profit/(loss) before tax	966	1,010	(4.3)
Tax expense or income related to profit or loss from continuing operations	(210)	(201)	4.9
Profit/ (loss) from continuing operations	756	809	(6.6)
Profit/ (loss)	756	809	(6.6)
Profit/ (loss) attributable to non-controlling interests	(383)	(436)	(12.2)
Profit/ (loss) attributable to parent company	373	374	(0.2)

(1)     Not meaningful.

The Turkish lira depreciated 20.5% against the euro in average terms the six months ended June 30, 2018, resulting in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2018 and in the results of operations of the Turkey operating segment for such period expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in our 2017 Form 20-F.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2018 amounted to €1,510 million, a 6.3% decrease compared with the €1,611 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the Turkish lira. Using constant currency, there was a 17.9% increase in net interest income, mainly as a result of the growth in activity and higher income from inflation-linked bonds. The net interest margin over total average assets of this operating segment amounted to 3.95% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2018 amounted to €371 million, a 5.5% increase compared with the €352 million recorded for six months ended June 30, 2017, mainly as a result of the overall growth in net fees and commissions, namely related to payment systems, cash loans, insurance fees and other diversified fee-and-commission areas, which more than offset the depreciation of the Turkish lira.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the six months ended June 30, 2018 were €4 million, compared with the €9 million gain recorded for the six months ended June 30, 2017.

Other operating income and expenses, net

Other net operating income of this operating segment for the six months ended June 30, 2018 was €11 million, compared with the €6 million of net expenses recorded for the six months ended June 30, 2017, mainly as a result of a €13 million increase in financial income from real estate-related services.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2018 was €28 million, a 12.9% decrease compared with the €32 million income recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2018 amounted to €599 million, an 11.3% decrease compared with the €675 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the Turkish lira. Using constant currency, administration costs increased by 11.0%, mainly as a result of the 11.5% inflation rate.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the six months ended June 30, 2018 were €315 million, a 32.2% increase compared with the €239 million recorded for the six months ended June 30, 2017, mainly as a result of implementation of IFRS9. The non-performing assets ratio of this operating segment as of June 30, 2018 was 4.5% compared with 3.9% as of December 31, 2017. This increase was mainly the result of increased impairments of wholesale loans.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2018 was €966 million, a 4.3% decrease compared with the €1,010 million of operating profit recorded for the six months ended June 30, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2018 was €210 million, a 4.9% increase compared with the €201 million expense recorded for the six months ended June 30, 2017.  Consequently, the tax expense amounted to 21.8% of the operating profit before tax for the six months ended June 30, 2018, and 19.9% for the six months ended June 30, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2018 amounted to €383 million, a 12.2% decrease compared with the €436 million recorded for the or the six months ended June 30, 2017 mainly as a result of the depreciation of the Turkish lira against the euro and our acquisition of an additional 9.95% stake in Garanti on March 22, 2017

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2018 amounted to €373 million, a 0.2% decrease compared with the €374 million recorded for the six months ended June 30, 2017, offset in part by our acquisition of an additional 9.95% stake in Garanti on March 22, 2017.

SOUTH AMERICA

	For The Six Months Ended June 30,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	1,606	1,617	(0.7)
Net fees and commissions	333	352	(5.5)
Net gains (losses) on financial assets and liabilities and exchange differences, net	231	247	(6.3)
Other operating income and expenses, net	(39)	(50)	(22.6)
Income and expenses on insurance and reinsurance contracts	66	86	(23.7)
Gross income	2,197	2,252	(2.4)
Administration costs	(886)	(980)	(9.7)
Depreciation and amortization	(60)	(60)	(1.3)
Net margin before provisions	1,252	1,211	3.4
Impairment losses on financial assets, net	(326)	(375)	(13.2)
Provisions or reversal of provisions	(35)	(46)	(24.0)
Operating profit/(loss) before tax	891	790	12.8
Tax expense or income related to profit or loss from continuing operations	(252)	(230)	10.0
Profit/ (loss) from continuing operations	638	560	14.0
Profit/ (loss)	638	560	14.0
Profit/ (loss) attributable to non-controlling interests	(187)	(156)	19.8
Profit/ (loss) attributable to parent company	452	404	11.8

(1)   Not meaningful.

In the six months ended June 30, 2018, the Argentine peso and Venezuelan bolivar depreciated significantly against the euro in average terms compared with the six months ended June 30, 2017. In the six months ended June 30, 2018,  the Group used the estimated exchange rate of 1 million Venezuelan bolivars per euro. The Argentine peso depreciated 34.6% against the euro in average terms. In addition, the Chilean peso, Colombian peso and Peruvian new sol also depreciated in average terms against the euro compared with the six months ended June 30, 2017, by 3.4%, 8.2% and 9.8%, respectively. In the aggregate, changes in exchange rates resulted in a negative impact on the results of operations of the South America operating segment for the six months ended June 30, 2018 expressed in euro. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in our 2017 Form 20-F.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2018 amounted to €1,606 million, a 0.5% decrease compared with the €1,617 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. Using constant currency, there was a 15.0% increase mainly as a result of the growth in the average volume of and in the yield on interest-earning assets. The net interest margin over total average assets of this operating segment amounted to 3.93% for the six months ended June 30, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2018 amounted to €333 million, a 5.5% decrease compared with the €352 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. Using constant currency, there was a 12.7% increase mainly as a result of an increase in credit and debit card commissions.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences, net of this operating segment for the six months ended June 30, 2018 were €231 million, a 6.3% decrease compared with the €247 million gain recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. Using constant currency, there was a 9.5% increase mainly as a result of foreign-currency operations.

Other operating income and expenses, net

Other net operating expenses of this operating segment for the six months ended June 30, 2018 were €39 million, a 22% decrease compared with the €50 million recorded for the six months ended June 30, 2017, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Argentine peso.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2018 was €66 million, a 23.7% decrease compared with the €86 million income recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. Using constant currency, there was a 1.7% decrease.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2018 amounted to €886 million, a 9.7% decrease compared with the €980 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. Using constant currency, there was an 8.7% increase mainly as a result of the high inflation registered in some  countries of the region.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2018 was €60 million, in line with the €60 million recorded for the six months ended June 30, 2017.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the six months ended June 30, 2018 were €326 million, a 13.2% decrease compared with the €375 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. The non-performing asset ratio of this operating segment as of June 30, 2018 was 3.7% compared with 3.4% as of December 31, 2017.

Provisions or reversal of provisions

Provisions of this operating segment for the six months ended June 30, 2018 were €35 million, a 24.0% decrease compared with the €46 million recorded for the six months ended June 30, 2017, mainly as a result of the depreciation of the currencies of the region against the euro.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2018 was €891 million, a 12.8% increase compared with the €790 million of operating profit recorded for the six months ended June 30, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2018 was €252 million, a 10.0% increase compared with the €230 million expense recorded for the six months ended June 30, 2017, in line with the increase in operating profit before tax. Consequently, the tax expense amounted to 28.3% of the operating profit before tax for the six months ended June 30, 2018, and 29.1% for the six months ended June 30, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2018 amounted to €187 million, a 19.8% increase compared with the €156 million recorded for the six months ended June 30, 2017, mainly as a result of the stronger performance of our Peruvian and Argentinian operations, where there are minority shareholders.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2018 amounted to €452 million, an 11.8% increase compared with the €404 million recorded for the six months ended June 30, 2017.

REST OF EURASIA

	For The Six Months Ended June 30,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	82	95	(13.8)
Net fees and commissions	79	82	(3.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net	55	80	(31.1)
Other operating income and expenses, net	(0)	(0)	(91.5)
Income and expenses on insurance and reinsurance contracts	-	-	-
Gross income	216	256	(15.8)
Administration costs	(139)	(148)	(6.0)
Depreciation and amortization	(3)	(6)	(52.6)
Net margin before provisions	74	102	(27.6)
Impairment losses on financial assets, net	14	9	52.5
Provisions or reversal of provisions	2	(7)	n.m.(1)
Operating profit/(loss) before tax	90	104	(13.4)
Tax expense or income related to profit or loss from continuing operations	(32)	(31)	2.5
Profit/ (loss) from continuing operations	58	73	(20.3)
Profit/ (loss)	58	73	(20.3)
Profit/ (loss) attributable to parent company	58	73	(20.3)

(1)   Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2018 amounted to €82 million, a 13.8% decrease compared with the €95 million recorded for the six months ended June 30, 2017, mainly as a result of a weaker performance of the Global Finance unit in Asia, particularly Corporate and Investment Banking (C&IB), partially offset by performance of the Global Trade unit in Asia.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2018 amounted to €79 million, a 3.4% decrease compared with the €82 million recorded for the six months ended June 30, 2017.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2018 were €55 million, a 31.1% decrease compared with the €80 million net gain recorded for the six months ended June 30, 2017, mainly as a result of the lower performance of the Global Markets unit in Europe.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2018 amounted to €139 million, a 6.0% decrease compared with the €148 million recorded for the six months ended June 30, 2017, mainly as a result of the expense reduction efforts in the Corporate and Investment Banking (C&IB) unit and the Global Markets in Europe.

Impairment losses on financial assets, net

Impairment losses on financial assets, net of this operating segment for the six months ended June 30, 2018 amounted to a €14 million gain, a 52.5% increase compared with the €9 million gain recorded for the six months ended June 30, 2017, mainly as a result of the performance of the unit in Portugal and partially offset by higher provision requirements in respect of certain customers of Corporate and Investment Banking (C&IB). The non-performing asset ratio of this operating segment as of June 30, 2018 was 1.7% compared with 1.2% as of December 31, 2017.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2018 was €90 million, a 13.4% decrease compared with the €104 million of operating profit recorded for the six months ended June 30, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2018 was €32 million, a 2.5% increase compared with the €31 million expense recorded for the six months ended June 30, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2018 amounted to €58 million, a 20.3% decrease compared with the €73 million recorded for the six months ended June 30, 2017.

CORPORATE CENTER

	For The Six Months Ended June 30,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income (expense)	(140)	(190)	(26.2)
Net fees and commissions (expenses)	(32)	(47)	(31.7)
Net gains (losses) on financial assets and liabilities and exchange differences, net	(58)	244	n.m. (1)
Other operating income and expenses, net	45	51	(13.4)
Income and (expenses) on insurance and reinsurance contracts	(10)	(15)	(33.0)
Gross income	(196)	43	n.m.(1)
Administration costs	(347)	(288)	20.6
Depreciation and amortization	(112)	(154)	(26.8)
Net margin before provisions	(655)	(398)	64.5
Impairment losses on financial assets, net	-	(1)	n.m.(1)
Provisions or reversal of provisions	(79)	(49)	62.3
Operating profit/(loss) before tax	(734)	(448)	64.0
Tax expense or income related to profit or loss from continuing operations	158	61	160.3
Profit/ (loss) from continuing operations	(576)	(387)	48.9
Profit/ (loss)	(576)	(387)	48.9
Profit/ (loss) attributable to non-controlling interests	(10)	(15)	(32.2)
Profit/ (loss) attributable to parent company	(586)	(402)	45.9

(1)     Not meaningful.

Net interest income / (expense)

Net interest expense of this operating segment for the six months ended June 30, 2018 was €140 million, a 26.2% decrease compared with the €190 million expense recorded for the six months ended June 30, 2017, mainly as a result of a lower investment cost and the evolution of the interest rates.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2018 was an expense of €32 million, a 31.7% decrease compared with an expense of €47 million loss recorded for the six months ended June 30, 2017, mainly as a result of lower commissions paid in 2018 for cross-selling agreements.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2018 were €58 million, compared with the €244 million gain recorded for the six months ended June 30, 2017, which was principally due to the sale of a 2.14% stake in CNCB in 2017.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2018 amounted to €347 million, a 20.6% increase compared with the €288 million recorded for the six months ended June 30, 2017, mainly as a result of an increase in IT for the development of new capabilities.

Provisions or reversal of provisions

Provisions of this operating segment for the six months ended June 30, 2018 were €79 million, a 62.3% increase compared with the €49 million recorded for the six months ended June 30, 2017.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the six months ended June 30, 2018 was €734 million, a 64% increase compared with the €448 million loss recorded for the six months ended June 30, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the six months ended June 30, 2018 amounted to €158 million, compared with the €61 million income recorded for the six months ended June 30, 2017, mainly as a result of a higher operating loss before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2018 was a loss of €586 million, compared with the €401 million loss recorded for the six months ended June 30, 2017.

B.   Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements. In addition, information on encumbered assets is provided in Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

BBVA´s principal source of funds is its customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on customer deposits, BBVA also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, BBVA has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from operations. Finally, BBVA supplements its funding requirements with borrowings from the Bank of Spain and from the ECB or the respective central banks of the countries where our subsidiaries are located.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual Liquidity Management Units (“LMU”) level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti and our Latin American subsidiaries.

The table below shows the composition of the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and each of our significant subsidiaries as of June 30, 2018:

	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti	Others
	(In Millions of Euros)
Cash and withdrawable central bank reserves	12,405	5,725	1,767	6,413	5,922
Level 1 tradable assets	36,683	6,284	9,760	5,910	5,475
Level 2A tradable assets	417	530	643	-	-
Level 2B tradable assets	3,668	181	-	-	-
Other tradable assets	6,397	1,700	1,133	557	796
Non tradable assets eligible for central banks	-	-	3,174	-	-
Cumulated Counterbalancing Capacity	59,570	14,420	16,477	12,880	12,193

(1)     Includes Spain, Portugal and Rest of Eurasia.

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management also helps avoid possible contagion due to a crisis that could affect only one or several BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. LMUs have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent company of the Group (Banco Bilbao Vizcaya Argentaria S.A.), within the Euro currency scope, which LMU includes BBVA Portugal and Rest of Eurasia.

The Finance Division, through the Global Assets and Liabilities Management unit manages the BBVA Group's liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMU and proposes to the Assets and Liabilities Committee (“ALCO”) the actions to adopt in this regard in accordance with the policies and limits established by the Executive Committee.

As a first core element, the Bank's targets in terms of liquidity and funding risk are centered on the Liquidity Coverage Ratio (“LCR”) and the Loan-to-Stable-Customer-Deposits (“LtSCD”) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resilience in a scenario of liquidity stress within a time horizon of 30 days.

BBVA, within its risk appetite framework and its limits and alerts schemes, has established a requirement for compliance with the LCR ratio both for the Group as a whole and for each of the LMUs individually. The internal levels required were designed to comply in advance with the implementation of the regulatory requirements of 2018, at a level above 100%.

LCR came into force in Europe on October 1, 2015, with an initial 60% minimum requirement, progressively increased (phased-in) up to 100% in 2018. Throughout the first six months of 2018. LCR at the BBVA Group remained above 100%. As of June 30, 2018, LCR ratio was 127%.

Although this regulatory requirement is mandatory at a group level for Eurozone banks, the LCR of all of BBVA´s banking subsidiaries exceeded 100% as of June 30, 2018. As of June 30, 2018, liquidity excesses in subsidiaries are not deemed to be transferable to other subsidiaries when calculating the consolidated LCR. Excluding the impact of High Quality Liquid Assets (HQLA), BBVA´s consolidated LCR was 147%.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite. Global Risk Management (“GRM”) Structural Risk identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of the indicators reflects that the funding structure remained robust in 2017 and 2016, in the sense that all the LMUs maintained levels of self-funding with stable customer funds which were higher than the required levels.

The second core element in liquidity and funding risk management is the achievement of proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from non-retail customers. Regarding long-term funding, its maturity profile does not show significant concentrations, which contributes to the adaptation of the anticipated securities issuance schedule to financial conditions of the markets. Moreover, concentration risk is monitored at the LMU level, with a view to ensuring appropriate diversification both by counterparty and by instrument type.

The third element promotes the short-term resilience of the liquidity risk profile, helping ensure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets, such as collaterals for central banks, and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

Customer deposits

Customer deposits amounted to €367,312 million as of June 30, 2018 compared with €376,379 million as of December 31, 2017. The decrease is mainly a result of the decline in Spain, particularly in time deposits due to the low interest rate environment.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €365,818 million as of June 30, 2018 compared with €367,300 million as of December 31, 2017.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €62,041 million as of June 30, 2018 compared with €91,570 million as of December 31, 2017. The decrease as of June 30, 2018 compared with December 31, 2017, was mainly attributable to the initial implementation of IFRS 9 as of January 1, 2018. See Appendix IV to our Unaudited Condensed Interim Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

	As of June 30,	As of December 31,	As of June 30,
	2018	2017	2017
	(In Millions of Euros)
Deposits from credit institutions	33,307	54,516	52,477
Deposits from central banks	28,734	37,054	36,525
Total	62,041	91,570	89,001

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities and as of June 30, 2018 we had €45,922 million of senior debt outstanding, comprising €42,271 million in bonds and debentures and €3,651 million in promissory notes and other securities, compared with €47,027 million, €42,561 million and €4,466 million outstanding as of December 31, 2017, respectively. See Note 21.4 to the Unaudited Condensed Interim Consolidated Financial Statements.

In addition, we had a total of €16,633 million in subordinated debt and €183 million in preferred securities outstanding as of June 30, 2018 compared with €17,153 million and €163 million outstanding as of December 31, 2017, respectively.

The following is a breakdown as of June 30, 2018  of the maturities of our debt securities (including bonds) from credit institutions and subordinated liabilities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	1,688	2,056	1,805	4,832	33,599	2,051	45,922
Subordinated debt and preferred securities	107	-	-	-	6,459	10,250	16,816
Total	1,795	2,056	1,805	4,832	40,057	12,301	62,738

Generation of Cash Flow

We operate in Spain, Mexico, Turkey, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of different solvency, resolution and/or governance requirements. The obligation to satisfy such requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available and, in certain cases, subject to the prior approval of the competent regulatory or supervisory authorities. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama and the Federal Reserve Bank if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where any applicable requirements are met and funds are legally available, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, may help to limit the effect on the Group of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Capital

As of June 30, 2018 and December 31, 2017, equity is calculated in accordance with current regulation on minimum capital base requirements for Spanish credit institutions – both as individual entities and as a consolidated group. Such regulation dictates how to calculate such equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by the current regulation are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the internal corporate governance obligations.

As a result of the most recent SREP (supervisory review and evaluation process) carried out by the ECB in 2017, we have been informed by the ECB that, effective from January 1, 2018, we are required to maintain (i) a CET1 phased-in capital ratio of 8.438% (on a consolidated basis) and 7.875% (on an individual basis); and (ii) a phased-in total capital ratio of 11.938% (on a consolidated basis) and 11.375% (on an individual basis).

This phased-in total capital ratio of 11.938% on a consolidated basis includes (i) the minimum Common Equity Tier 1, “CET1” capital ratio required under “Pillar 1” (4.5%); (ii) the “Pillar 1” Additional Tier 1 capital requirement (1.5%); (iii) the “Pillar 1” Tier 2 capital requirement (2%); (iv) the additional CET1 capital requirement under “Pillar 2” (1.5%); (v) the capital conservation buffer (1.875% CET1); and (vi) the D-SIB buffer (0.563% CET1).

Since BBVA was not part of the list of global systemically important financial institutions (which is updated every year by the Financial Stability Board (FSB)) as of January 1, 2018, the G-SIB buffer will not apply to BBVA in 2018. The FSB or the Bank of Spain may include BBVA in this list in the future.

However, the Bank of Spain announced on November 24, 2017 that the Bank will continue to be considered a D-SIB, and consequently the Bank is required to maintain a D-SIB buffer of a CET1 capital ratio of 0.75% on a consolidated basis. The D-SIB buffer is being phased-in from January 1, 2016 to January 1, 2019, with the result that the D-SIB buffer applicable to the Bank for 2018 is a CET1 capital ratio of 0.563% on a consolidated basis.

Our consolidated ratios as of June 30, 2018 and December 31, 2017 were as follows:

	As of June 30,	As of December 31,	% Change
	2018	2017	2018-2017
	(In Millions of Euros, Except Percentages )
Ordinary Tier I Capital	50,322	50,935	(1.2)
Adjustments	(10,772)	(8,594)	25.3
Mandatory convertible bonds	-	-	-
CORE CAPITAL (a)	39,550	42,341	(6.6)
Preferred securities	6,167	6,296	(2.0)
Adjustments	-	(1,657)	n.m. (1)
CAPITAL (TIER I) (b)	45,717	46,980	(2.7)
OTHER ELIGIBLE CAPITAL (TIER II) (c)	9,241	8,798	5.0
CAPITAL BASE (TIER I + TIER II) (d)	54,958	55,778	(1.5)
Minimum capital requirement	28,551	29,030	(1.7)
CAPITAL SURPLUS	26,407	26,748	(1.3)
RISK WEIGHTED ASSETS (RWA) (e)	356,887	362,875	(1.7)

BIS RATIO (d)/(e)	15.40%	15.37%
CORE CAPITAL (a)/ (e)	11.08%	11.67%
TIER I (b)/ (e)	12.81%	12.95%
TIER II (c)/(e)	2.59%	2.42%

(1) Not meaningful.

As of June 30, 2018, the phased-in CET1 stood at 11.08%, the phased-in Tier 1stood at 12.81%, and the phased-in Tier 2 stood at 2.66%. These capital ratios are above the requirements established by the ECB in its SREP letter and the systemic buffers applicable in 2018 for the BBVA Group, which were 8.438% for the phased-in CET1 ratio and 11.938% for the total capital ratio).

As of June 30, 2018, the phased-in CET1 decreased by 59 basis points compared with December 31, 2017, mainly due to the phase-in calendar concerning minority interests and deductions which increased to 100% in 2018 from 80% in 2017. These effects were partially offset by the organic generation of capital as a result of the increased profit, net of dividends paid and remunerations. This phased-in CET1 ratio also includes the impact of the initial implementation of IFRS9. In this context the European Commission and Parliament have established temporary and voluntary arrangements, adapting the impact of IFRS9 on capital ratios. BBVA has informed the ECB supervisory board that it has adhered to these arrangements.

Regarding the issuance of capital, at the Tier 1 level the BBVA Group completed a $1,000 million AT1 capital issuance carried out in November 2017. However, the AT1 $1,500 million issuance of May 2013 was redeemed, as announced to the market. At the Tier 2 level, BBVA S.A. closed a private placement of $300 million at 5.25% with a 15-year maturity, while BBVA Bancomer issued $1,000 million. Moreover, BBVA, S.A. completed two public issuances of senior non-preferred debt, for a total of €2,500 million which will be used to meet the MREL (minimum required eligible liabilities) requirements.

Considering BBVA’s Multiple Point of Entry (MPE) resolution strategy, the Single Resolution Board (SRB) determined that BBVA must meet, starting on January 1, 2020, a MREL requirement of 15.08% of the total liabilities and own funds of its European resolution group (i.e., BBVA S.A. and its subsidiaries), with figures as of December 31, 2016 (28.04% expressed in RWA terms). According to our estimates, the current own funds and eligible liabilities structure of BBVA´s European resolution group is in line with this MREL requirement.

Risk-weighted assets (RWAs) slightly decreased since the end of 2017, largely due to the depreciation of the main currencies of the Group against the euro. The BBVA Group carried out two securitizations in the first half of 2018: a traditional securitization in June, of an auto loan portfolio of consumer finance for €800 million, which has had a positive impact on capital of €324 million due to the release of RWAs; and a synthetic securitization in March, on which the European Investment Fund (EIF, a subsidiary of the European Investment Bank), issued a financial guarantee on an intermediate tranche of a €1,950 million portfolio of loans to small and medium sized companies. As a result of obtaining this guarantee, BBVA released €443 million of RWAs. During the second quarter, BBVA received authorization from the European Central Bank (ECB) to update its calculation of RWAs for structural exchange-rate risk under the standard model.

E.   Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following amounts of our off-balance sheet arrangements as of the dates indicated:

	As of June 30,	As of December 31,
	2018	2017
	(in Millions of Euros)

Bank guarantees	37,582	38,889
Letters of credit	9,972	8,781
Total financial guarantees given	47,554	47,670

	As of June 30,	As of December 31,
	2018	2017
	(In Millions of Euros)
Credit institutions	6,123	946
Government and other government agencies	2,784	2,198
Other resident sectors	49,831	32,990
Non-resident sector	59,649	58,133
Total contingent liabilities	118,387	94,268
Total contingent risks and contingent liabilities	165,941	141,939

	As of June 30,	As of December 31,
	2018	2017
	(In Millions of Euros)
Mutual funds	64,687	60,939
Pension funds	33,890	33,985
Customer portfolios	31,022	36,901
Other resources	2,922	3,081
Total assets under management	132,521	134,906

See Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

Unaudited condensed interim

consolidated financial statements as of and for the six months ended June 30, 2018

Contents

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED NOTES TO THE ACCOMPANYING INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited consolidated balance sheets as of June 30, 2018 and December 31, 2017

ASSETS (Millions of Euros)
	Notes	June 2018	December 2017
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8	37,279	42,680
FINANCIAL ASSETS HELD FOR TRADING	9	91,018	64,695
Derivatives		35,277	35,265
Equity instruments		5,250	6,801
Debt securities		26,953	22,573
Loans and advances to central banks		699	-
Loans and advances to credit institutions		13,588	-
Loans and advances to customers		9,251	56
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10	4,377
Equity instruments		2,758
Debt securities		290
Loans and advances to central banks		-
Loans and advances to credit institutions		-
Loans and advances to customers		1,329
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,487	2,709
Equity instruments		-	1,888
Debt securities		1,327	174
Loans and advances to central banks		-	-
Loans and advances to credit institutions		160	-
Loans and advances to customers		-	648
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	12	63,212	69,476
Equity instruments		2,579	3,224
Debt securities		60,600	66,251
Loans and advances to customers		33	-
FINANCIAL ASSETS AT AMORTIZED COST	13	426,349	445,275
Debt securities		32,082	24,093
Loans and advances to central banks		5,309	7,300
Loans and advances to credit institutions		11,783	26,261
Loans and advances to customers		377,175	387,621
HEDGING DERIVATIVES	14	3,035	2,485
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	(39)	(25)
JOINT VENTURES AND ASSOCIATES	15	1,470	1,588
Joint ventures		228	256
Associates		1,242	1,332
INSURANCE AND REINSURANCE ASSETS	22	414	421
TANGIBLE ASSETS	16	6,736	7,191
Property, plants and equipment		6,585	6,996
For own use		6,209	6,581
Other assets leased out under an operating lease		376	415
Investment properties		151	195
INTANGIBLE ASSETS	17	8,373	8,464
Goodwill		6,148	6,062
Other intangible assets		2,225	2,402
TAX ASSETS	18	17,416	16,888
Current		2,195	2,163
Deferred		15,221	14,725
OTHER ASSETS	19	4,901	4,359
Insurance contracts linked to pensions		-	-
Inventories		219	229
Other		4,681	4,130
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	20	23,604	23,853
TOTAL ASSETS		689,632	690,059

The accompanying Notes 1 to 49 are an integral part of the condensed interim consolidated financial statements as of and for the six-months ended June 30, 2018.

.

Unaudited consolidated balance sheets as of June 30, 2018 and December 31, 2017

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	June 2018	December 2017
FINANCIAL LIABILITIES HELD FOR TRADING	9	83,667	46,182
Trading derivatives		36,591	36,169
Short positions		12,240	10,013
Deposits from central banks		2,882	-
Deposits from credit institutions		21,459	-
Customer deposits		10,495	-
Debt certificates		-	-
Other financial liabilities		-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	6,221	2,222
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		997	-
Debt certificates		2,494	-
Other financial liabilities		2,730	2,222
Of which: Subordinated liabilities		-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	21	503,073	543,713
Deposits from central banks		28,734	37,054
Deposits from credit institutions		33,307	54,516
Customer Deposits		367,312	376,379
Debt certificates		62,349	63,915
Other financial liabilities		11,370	11,850
Of which: Subordinated liabilities		16,816	17,316
HEDGING DERIVATIVES	14	2,616	2,880
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	-	(7)
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	22	9,500	9,223
PROVISIONS	23	7,045	7,477
Provisions for pensions and similar obligations		5,013	5,407
Other long term employee benefits		61	67
Provisions for taxes and other legal contingencies		750	756
Provisions for contingent risks and commitments		598	578
Other provisions		622	669
TAX LIABILITIES	18	3,614	3,298
Current		1,428	1,114
Deferred		2,186	2,184
OTHER LIABILITIES	19	4,918	4,550
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		16,890	17,197
TOTAL LIABILITIES		637,544	636,736

The accompanying Notes 1 to 49 are an integral part of the condensed interim consolidated financial statements as of and for the six-months ended June 30, 2018.

Unaudited consolidated balance sheets as of June 30, 2018 and December 31, 2017

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	June 2018	December 2017
SHAREHOLDERS’ FUNDS		55,619	55,136
Capital	25	3,267	3,267
Paid up capital		3,267	3,267
Unpaid capital which has been called up		-	-
Share premium		23,992	23,992
Equity instruments issued other than capital		-	-
Other equity instruments		47	54
Retained earnings	26	26,075	25,474
Revaluation reserves	26	11	12
Other reserves	26	(48)	(44)
Reserves or accumulated losses of investments in subsidiaries, joint ventures and associates		(48)	(44)
Other		-	-
Less: Treasury shares		(205)	(96)
Profit or loss attributable to owners of the parent		2,649	3,519
Less: Interim dividends		(170)	(1,043)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	27	(9,868)	(8,792)
Items that will not be reclassified to profit or loss		(1,311)	(1,183)
Actuarial gains or losses on defined benefit pension plans		(1,205)	(1,183)
Non-current assets and disposal groups classified as held for sale		-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income		(174)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		68
Items that may be reclassified to profit or loss		(8,557)	(7,609)
Hedge of net investments in foreign operations (effective portion)		(53)	1
Foreign currency translation		(9,607)	(9,159)
Hedging derivatives. Cash flow hedges (effective portion)		(98)	(34)
Fair value changes of debt instruments measured at fair value through other comprehensive income		1,233	1,641
Hedging instruments (non-designated items)		-
Non-current assets and disposal groups classified as held for sale		1	(26)
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(35)	(31)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	28	6,336	6,979
Valuation adjustments		(4,243)	(3,378)
Rest		10,579	10,358
TOTAL EQUITY		52,087	53,323
TOTAL EQUITY AND TOTAL LIABILITIES		689,632	690,059

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	June 2018	December 2017
Loan commitments given	30	118,387	94,268
Financial guarantees given	30	15,467	16,545
Other commitments given	30	37,638	45,738

The accompanying Notes 1 to 49 are an integral part of the condensed interim consolidated financial statements as of and for the six-months ended June 30, 2018.

Unaudited consolidated income statements for the six months ended June 30, 2018 and 2017

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	June 2018	June 2017
Interest income and other incomes	32.1	14,507	14,305
Interest expense	32.1	(5,864)	(5,502)
NET INTEREST INCOME		8,643	8,803
Dividend income	33	84	212
Share of profit or loss of entities accounted for using the equity method	34	14	(8)
Fee and commission income	35	3,585	3,551
Fee and commission expense	35	(1,093)	(1,095)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	36	130	683
Gains (losses) on financial assets and liabilities held for trading, net	36	324	139
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	36	5
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	36	107	(88)
Gains (losses) from hedge accounting, net	36	51	(193)
Exchange differences, net	36	90	528
Other operating income	37	509	562
Other operating expense	37	(893)	(945)
Income from insurance and reinsurance contracts	38	1,609	1,863
Expense from insurance and reinsurance contracts	38	(1,093)	(1,295)
GROSS INCOME		12,074	12,718
Administration costs		(5,336)	(5,599)
Personnel expenses	39.1	(3,125)	(3,324)
Other administrative expenses	39.2	(2,211)	(2,275)
Depreciation and amortization	40	(606)	(712)
Provisions or reversal of provisions	41	(185)	(364)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	42	(1,611)	(1,941)
Financial assets measured at amortized cost		(1,623)	(1,949)
Financial assets at fair value through other comprehensive income		12	8
NET OPERATING INCOME		4,335	4,102
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates		-	-
Impairment or reversal of impairment on non-financial assets	43	-	(80)
Tangible assets		(18)	(17)
Intangible assets		(3)	(10)
Other assets		21	(53)
Gains (losses) on derecognition of non financial assets and subsidiaries, net	44	80	30
Negative goodwill recognized in profit or loss		-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	45	29	(18)
PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS	48.1	4,443	4,033
Tax expense or income related to profit or loss from continuing operations		(1,213)	(1,120)
PROFIT OR LOSS AFTER TAX FROM CONTINUING OPERATIONS		3,230	2,914
Profit or loss after tax from discontinued operations, net		-	-
PROFIT FOR THE PERIOD		3,230	2,914
Attributable to minority interest [non-controlling interest]	28	581	607
Attributable to owners of the parent	48.1	2,649	2,306

		June 2018	June 2017
EARNINGS PER SHARE (Euros) (*)		0.37	0.33
Basic earnings per share from continued operations		0.37	0.33
Diluted earnings per share from continued operations		0.37	0.33
Basic earnings per share from discontinued operations		-	-
Diluted earnings per share from discontinued operations		-	-

(*)    As of June 30, 2018 the weighted average number of shares outstanding was 6,645 million and the adjustment of additional Tier 1 securities amounted to €170 million. As of December 31, 2017 the weighted average number of shares outstanding was 6,642 million and the adjustment of additional Tier 1 securities amounted to €147 million.

The accompanying Notes 1 to 49 are an integral part of the condensed interim consolidated financial statements as of and for the six-months ended June 30, 2018.

Unaudited consolidated statements of recognized income and expenses for the six months ended June 30, 2018 and 2017

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES (MILLIONS OF EUROS)
	June 2018	June 2017
PROFIT RECOGNIZED IN INCOME STATEMENT	3,230	2,914
OTHER RECOGNIZED INCOME (EXPENSES)	(1,866)	(1,792)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(168)	38
Actuarial gains and losses from defined benefit pension plans	(29)	59
Non-current assets and disposal groups held for sale	-	-
Share of other recognized income and expense of entities accounted for using the equity method	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	(193)	-
Gains or losses from hedge accounting of equity instruments at fair value through other comprehensive income, net	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	98	-
Income tax related to items not subject to reclassification to income statement	(44)	(20)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(1,698)	(1,831)
Hedge of net investments in foreign operations (effective portion)	(69)	(319)
Valuation gains or losses taken to equity	(121)	(287)
Transferred to profit or loss	-	-
Other reclassifications	52	(32)
Foreign currency translation	(1,256)	(1,586)
Valuation gains or losses taken to equity	(1,169)	(1,586)
Transferred to profit or loss	-	-
Other reclassifications	(86)	-
Cash flow hedges (effective portion)	(60)	(64)
Valuation gains or losses taken to equity	(106)	(75)
Transferred to profit or loss	46	11
Transferred to initial carrying amount of hedged items	-	-
Other reclassifications	-	-
Hedging instruments (non-designated elements)	-	-
Valuation gains or losses taken to equity	-	-
Transferred to profit or loss	-	-
Other reclassifications	-	-
Debt securities at fair value through other comprehensive income	(442)	143
Valuation gains or losses taken to equity	(350)	766
Transferred to profit or loss	(91)	(623)
Other reclassifications	-	-
Non-current assets and disposal groups held for sale	21	-
Valuation gains or losses taken to equity	(14)	-
Transferred to profit or loss	-	-
Other reclassifications	35	-
Entities accounted for using the equity method	(5)	(6)
Income tax relating to items subject to reclassification to income statements	113	1
TOTAL RECOGNIZED INCOME/(EXPENSES)	1,364	1,121
Attributable to minority interest (non-controlling interests)	(305)	348
Attributable to the parent company	1,670	773

The accompanying Notes 1 to 49 are an integral part of the condensed interim consolidated financial statements as of and for the six-months ended June 30, 2018.

Unaudited consolidated statements of changes in equity for the six months ended June 30, 2018 and 2017

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves (Note 26)	Other reserves (Note 26)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
JUNE 2018												Valuation adjustments (Note 28)	Other (Note 28)
Balances as of January 1, 2018	3,267	23,992	-	54	25,474	12	(44)	(96)	3,519	(1,043)	(8,792)	(3,378)	10,358	53,323
Effect of changes in accounting policies (IFRS 9)	-	-	-	-	(851)	-	-	-	-	-	(96)	22	6	(919)
Adjusted initial balance	3,267	23,992	-	54	24,623	12	(44)	(96)	3,519	(1,043)	(8,889)	(3,356)	10,364	52,404
Total income/expense recognized	-	-	-	-	-	-	-	-	2,649	-	(980)	(886)	581	1,364
Other changes in equity	-	-	-	(7)	1,452	(1)	(4)	(108)	(3,519)	873	-	-	(366)	(1,681)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution (or remuneration to shareholders)	-	-	-	-	(992)	-	(4)	-	-	(170)	-	-	(375)	(1,541)
Purchase of treasury shares	-	-	-	-	-	-	-	(887)	-	-	-	-	-	(887)
Sale or cancellation of treasury shares	-	-	-	-	2	-	-	779	-	-	-	-	-	781
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	2,477	(1)	-	-	(3,519)	1,043	-	-	-	-
Increase or (-) reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(18)	-	-	-	-	-	-	-	-	-	(18)
Other increases or (-) decreases in equity	-	-	-	11	(35)	-	-	-	-	-	-	-	8	(16)
Balances as of June 30, 2018	3,267	23,992	-	47	26,075	11	(48)	(205)	2,649	(170)	(9,868)	(4,243)	10,579	52,087

The accompanying Notes 1 to 49 are an integral part of the condensed interim consolidated financial statements as of and for the six-months ended June 30, 2018.

Unaudited consolidated statements of changes in equity for the six months ended June 30, 2018 and 2017

Millions of euros
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves (Note 26)	Other reserves (Note 26)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
JUNE 2017												Valuation adjustments (Note 28)	Other (Note 28)
Balances as of January 1, 2017	3,218	23,992	-	54	23,688	20	(67)	(48)	3,475	(1,510)	(5,458)	(2,246)	10,310	55,428
Total income/expense recognized	-	-	-	-	-	-	-	-	2,306	-	(1,533)	(259)	607	1,121
Other changes in equity	50	-	-	(11)	1,892	(5)	31	(6)	(3,475)	1,220	-	-	(1,517)	(1,822)
Issuances of common shares	50	-	-	-	(50)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution (or remuneration to shareholders)	-	-	-	-	9	-	(9)	-	-	(147)	-	-	(292)	(439)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,025)	-	-	-	-	-	(1,025)
Sale or cancellation of treasury shares	-	-	-	-	1	-	-	1,020	-	-	-	-	-	1,021
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,929	(5)	41	-	(3,475)	1,510	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(22)	-	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-	-	11	2	-	(1)	-	-	(144)	-	-	(1,225)	(1,357)
Balances as of June 30, 2017	3,267	23,992	-	43	25,580	15	(37)	(54)	2,306	(291)	(6,991)	(2,505)	9,400	54,727

The accompanying Notes 1 to 49 are an integral part of the condensed interim consolidated financial statements as of and for the six-months ended June 30, 2018.

Unaudited consolidated statements of cash flows for the six months ended June 30, 2018 and 2017

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)
	June 2018	June 2017
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)	(5,537)	(1,705)
1. Profit for the year	3,230	2,914
2. Adjustments to obtain the cash flow from operating activities:	3,068	3,978
Depreciation and amortization	606	712
Other adjustments	2,462	3,266
3. Net increase/decrease in operating assets	(18,862)	9,090
Financial assets held for trading	1,291	6,440
Non-trading financial assets mandatorily at fair value through profit or loss	42	-
Other financial assets designated at fair value through profit or loss	(350)	(71)
Financial assets at fair value through other comprehensive income	(6,409)	4,032
Loans and receivables	(12,207)	(1,771)
Other operating assets	(1,229)	460
4. Net increase/decrease in operating liabilities	8,037	(16,664)
Financial liabilities held for trading	2,529	(5,130)
Other financial liabilities designated at fair value through profit or loss	754	2
Financial liabilities at amortized cost	4,968	(11,960)
Other operating liabilities	(214)	424
5. Collection/Payments for income tax	(1,010)	(1,023)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)	(86)	1,444
1. Investment	(783)	(1,262)
Tangible assets	(244)	(168)
Intangible assets	(407)	(168)
Investments in joint ventures and associates	(112)	(63)
Subsidiaries and other business units	(20)	(863)
Non-current assets held for sale and associated liabilities	-	-
Held-to-maturity investments		-
Other settlements related to investing activities	-	-
2. Divestments	697	2,706
Tangible assets	305	-
Intangible assets	-	-
Investments in joint ventures and associates	79	17
Subsidiaries and other business units	85	17
Non-current assets held for sale and associated liabilities	33	224
Held-to-maturity investments		2,439
Other collections related to investing activities	195	9
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)	(1,701)	(1,173)
1. Payments	(3,315)	(4,850)
Dividends	(1,240)	(879)
Subordinated liabilities	(813)	(2,649)
Treasury stock amortization	-	-
Treasury stock acquisition	(887)	(1,025)
Other items relating to financing activities	(375)	(297)
2. Collections	1,614	3,677
Subordinated liabilities	833	2,655
Treasury shares increase	-	-
Treasury shares disposal	781	1,022
Other items relating to financing activities	-	-
D) EFFECT OF EXCHANGE RATE CHANGES	(1,991)	(1,685)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)	(9,311)	(3,118)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	45,549	44,957
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)	36,238	41,838

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR (Millions of Euros)
	June 2018	June 2017
Cash	5,545	5,999
Balance of cash equivalent in central banks	30,693	35,840
Other financial assets	-	-
Less: Bank overdraft refundable on demand	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	36,238	41,838

The accompanying Notes 1 to 49 are an integral part of the condensed interim consolidated financial statements as of and for the six-months ended June 30, 2018.

Notes to the Condensed Interim Consolidated Financial Statements

1.           Introduction, basis for the presentation of the interim Consolidated Financial Statements and other information

1.1        Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as noted on its web site (www.bbva.com).

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare Consolidated Financial Statements comprising all consolidated subsidiaries of the Group.

The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2017, were authorized for issue on April 5, 2018.

1.2        Basis for the presentation of the Condensed Consolidated Financial Statements

The BBVA Group’s condensed interim consolidated financial statements (hereinafter, the “consolidated financial statements”) are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”, as issued by the IASB). In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those financial statements.

Therefore, the accompanying consolidated financial statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards issued by the IASB or in accordance with the IFRS adopted by European Union (hereinafter, “EU-IFRS”). Consequently, for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2017.

The aforementioned consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board) and in accordance with the EU-IFRS applicable as of December 31, 2017, considering the Bank of Spain Circular 4/2004, of December, 22 (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group in Spain.

The accompanying consolidated financial statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2017, taking into consideration the new Standards and Interpretations that became effective on January 1, 2018 (see Note 2), so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2018, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the six months ended June 30, 2018.

The consolidated financial statements and explanatory notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these consolidated financial statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

When determining the information to disclose about various items of the financial statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3        Comparative information

During the first semester of 2018, there were no significant changes to the existing structure of the BBVA Group’s operating segments in comparison to 2017 (see Note 5). Certain prior year balances have been reclassified to conform to current period presentation.

1.4        Seasonal nature of income and expenses

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, which are not significantly affected by seasonal factors within the same year.

1.5        Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

•          Impairment losses on certain financial assets (Notes 6, 12, 13, 14 and 15).

•          The assumptions used to quantify certain provisions (Note 23) and for the actuarial calculation of post-employment benefit liabilities and commitments (Note 24).

•          The useful life and impairment losses of tangible and intangible assets (Note 16, 17, 19 and 20).

•          The valuation of goodwill and price allocation of business combinations (Note 17).

•          The fair value of certain unlisted financial assets and liabilities (Note 7).

•          The recoverability of deferred tax assets (Note 18).

•          The exchange rate and the inflation rate of Venezuela.

Although these estimates contemplate current conditions and how we expect them to change in the future as of the end of the reporting periods, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

During the first semester of 2018 there were no significant changes to the assumptions made as of December 31, 2017, except as indicated in these consolidated financial statements.

2.        Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The accounting policies and methods applied for the preparation of the accompanying consolidated financial statements do not differ significantly to those applied in the Consolidated Financial Statements of the Group for the year ended December 31, 2017 (Note 2), except for the application of IFRS 9.

2.1    Standards and interpretations that became effective in the first semester of 2018

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective on or after January 1, 2018. They have had an impact on the BBVA Group’s consolidated financial statements corresponding to the period ended June 30, 2018.

IFRS 9 - “Financial instruments”

IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy.

The application of this standard on January 1, 2018, has had a significant impact on the consolidated financial statements of the Group at that date. The first application is detailed in Appendix IV.

The main requirements of IFRS 9 are:

Classification and measurement of financial instruments

Financial assets

IFRS 9 has a new approach to classification and measurement of financial assets which is a mirror of the business model used for asset management purposes and its cash flow characteristics.

IFRS 9 contains three main categories for financial assets classification: valued at amortized cost, valued at fair value with changes in other accumulated comprehensive income, and valued at fair value through profit or loss. The standard eliminates the existing IAS 39 categories of held-to-maturity investments, loans and receivables, and available-for-sale financial assets.

The classification of financial instruments measured at amortized cost or fair value must be carried out on the basis of the entity's business model and the assessment of the contractual cash flow, commonly known as the "solely payments of principle and interest" criterion (hereinafter, the SPPI). The purpose of the SPPI test is to determine whether in accordance with the contractual characteristics of the instrument its cash flows only represent the return of the principal and interest, basically understood as consideration for the time value of money and the debtor's credit risk.

A financial instrument will be classified in the amortized cost portfolio when it is managed with a business model whose purpose is to maintain the financial assets to receive contractual cash flows, and passes the SPPI test. They will be classified in the portfolio of financial assets at fair value with changes in other comprehensive income if they are managed with a business model whose purpose combines collection of the contractual cash flows and sale of the assets, and meets the SPPI test. They will be classified at fair value with changes in profit and loss provided that the entity's business model for their management or the contractual characteristics of its cash flows do not require classification into one of the portfolios described above.

The Group has reviewed the existing business models in the geographic areas where it operates to establish classification in accordance with IFRS 9, taking into account the special characteristics of the local structures and organizations, as well as the type of products.

The Group has defined criteria to determine the acceptable frequency and reasons for sales so that the instrument can remain in the category of held to collect contractual cash flows.

Regardless of the frequency and importance of the sales, some types of sales are not incompatible with the category of held to collect contractual flows: sales due to reduction in credit quality; sales close to the maturity of transactions so that variations in market prices will not have a significant effect on the cash flows of the financial asset; sales in response to a change in regulations or in taxation; sales in response to an internal restructuring or significant business combination; sales derived from the execution of a liquidity crisis plan when the crisis event is not reasonably foreseeable.

The Group has segmented the portfolio of instruments for carrying out the SPPI test by differentiating products with standard contracts (all the instruments have identical contractual characteristics and are broadly used), for which the Group has carried out the SPPI test by reviewing the standard framework contract. For those products with similar, but not identical characteristics, compliance has been assessed through a sampling exercise of contracts. All the financial instruments with specific contractual characteristics have been analyzed individually.

As a result of the analyses carried out on both the business model and the contractual characteristics, certain accounting reclassifications have resulted affecting both financial assets and, as the case may be, financial liabilities related to those assets. In general, there is a greater volume of assets valued at fair value with changes in the income statement and the valuation method of some instruments has also been changed according to the one that best reflects the business model to which they belong. Changes in the valuation model to avoid exceeding the criterion of solely payment of principal and interest are not significant.

As of December 31, 2017, the Group had certain investments in asset instruments classified as available-for-sale which, in accordance with IFRS 9, the Group has designated as financial assets at fair value through changes in accumulated other comprehensive income. As a result, all the gains and losses at fair value of these instruments are now reported in other cumulative comprehensive income. Impairment losses would not be recognized to profit and loss, and gains or losses would not be reclassified to the income statement in the case of divestment. The remaining investments held by the Group as of December 31, 2017 in equity instruments classified as available-for-sale are now accounted for as fair value through changes in profit or loss.

Financial liabilities

IFRS 9 largely maintains the requirements under IAS 39 for classifying financial liabilities. Thus, save for the above mentioned changes derived from the business model allocation of assets associated with them, the classification of financial liabilities in accordance with IAS 39 has not been changed. However, a new aspect introduced by IFRS 9 is the recognition of changes in the fair value of the financial liabilities to which the fair value option is applied. In this case, the changes in the fair value attributable to the credit risk itself are recognized as other comprehensive income, while the rest of the variation is recognized in the income statement. In any case, the variation of credit risk itself may be recognized in the income statement if the treatment described above generates accounting asymmetry.

Financial assets impairments

IFRS 9 replaced the "incurred loss" model in IAS 39 with one of "expected credit loss". The IFRS 9 impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value with changes in accumulated other comprehensive income, except for investments in equity instruments; and contracts for financial guarantees and loan commitments unilaterally revocable by BBVA. Likewise, all the financial instruments valued at fair value with change through profit and loss are excluded from the impairment model.

The new standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized (Stage 1); the second comprises the operations for which a significant increase in credit risk has been identified since its initial recognition (Stage 2) and the third one, the impaired operations (Stage 3).

The calculation of the provisions for credit risk in each of these three categories must be done differently. In this way, expected loss up to 12 months for the operations classified in the first of the aforementioned categories must be recorded, while expected losses estimated for the remaining life of the operations classified in the other two categories must be recorded. Thus, IFRS 9 differentiates between the following concepts of expected loss:

•          Expected loss at 12 months: expected credit loss that arises from possible default events within  12 months following the presentation date of the financial statements; and

•          Expected loss during the life of the transaction: this is the expected credit loss that arises from all  possible default events over the remaining life of the financial instrument.

All this requires considerable judgment, both in the modeling for the estimation of the expected losses and in the forecasts, on how the economic factors affect such losses, which must be carried out on a weighted probability basis.

The BBVA Group has applied the following definitions in accordance with IFRS 9:

Default

BBVA has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation at the date of entry into force of IFRS 9. Both qualitative and quantitative indicators have been considered.

The Group has considered there is a default when one of the following situations occurs:

•          payment past-due for more than 90 days; or

•          there are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the entity considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of June 30, 2018, the Group has not used terms greater than 90 days for any of the significant portfolios.

Credit impaired asset

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•          significant financial difficulty of the issuer or the borrower,

•          a breach of contract (e.g. a default or past due event),

•          a lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider,

•          it becoming probable that the borrower will enter bankruptcy or other financial reorganization,

•          the disappearance of an active market for that financial asset because of financial difficulties, or

•          the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The definition of impaired financial assets in the Group is aligned with the definition of default explained in the above paragraphs.

Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally, although the specific characteristics of each geographic area are respected:

•        Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current operations are, at the time of entry into force of the standard, some simplification has been made to compare the probabilities of default between the current and the original moment, based on the best information available at that moment.

•        Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Additionally, instruments under one of the following circumstances are considered Stage 2:

•        More than 30 days past due: Default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of June 30, 2018, the Group has not used a term longer than 30 days for any of the significant portfolios.

•        Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

•        Refinance or restructuring that does not show evidence of impairment.

Although the standard introduces a series of operational simplifications or practical solutions for analyzing the increase in significant risk, the Group does not expect to use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date.

Thus the classification of financial instruments subject to impairment under the new IFRS 9 is as follows:

•        Stage 1– without significant increase in credit risk

Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12 months expected credit losses.

•        Stage 2– significant increase in credit risk

When the credit risk of a financial asset has increased significantly since the initial recognition, the impairment losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

•        Stage 3 - Impaired

When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

Method for calculating expected loss

In accordance with IFRS 9, the measurement of expected losses must reflect:

•        A considered and unbiased amount, determined by evaluating a range of possible results.

•        The time value of money.

•        Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

The Group measures the expected losses both individually and collectively. The purpose of the Group's individual measurement is to estimate expected losses for significant impaired instruments, or instruments classified in Stage 2. In these cases, the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

For the collective measurement of expected losses, the instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, similar characteristics of the credit risk, indicative of the payment capacity of the borrower in accordance with their contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

•        Type of instrument.

•        Rating or scoring tools.

•        Credit risk scoring or rating.

•        Type of collateral.

•        Amount of time at default for stage 3.

•        Segment.

•        Qualitative criteria which can have a significant increase in risk.

•        Collateral value if it has an impact on the probability of a default event.

The estimated losses are derived from the following parameters:

•        PD: estimate of the probability of default in each period.

•        EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the presentation date of the financial statements.

•        LGD: estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees.

In the case of debt securities, the Group supervises the changes in credit risk through monitoring the external published credit ratings.

To determine whether there is a significant increase in credit risk that is not reflected in the published ratings, the Group has also revised the changes in bond yields, and when they are available, the prices of CDS, together with the news and regulatory information available on the issuers.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur will also have to be considered, even though the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are Gross Domestic Product (GDP), tax rates, unemployment rate and loan to value (LTV).

Hedge accounting

IFRS 9 also affects hedge accounting, because the focus of the IFRS 9 is different from that of IAS 39, as it tries to align the accounting requirements with economic risk management. IFRS 9 also permit the application of hedge accounting to a wider range of risks and hedging instruments. The Standard does not address the accounting for macro hedging strategies. To avoid any conflict between the macro hedge accounting under IAS 39 and the general hedge accounting requirements, IFRS 9 provides an accounting policy election for entities to continue applying hedge accounting under IAS 39.

Macro-hedges accounting is being developed as a separate project. Entities have the option to continue applying the hedge accounting as established by IAS39 until the project is completed. The Group has elected to continue applying IAS 39 to its hedge accounting.

Amended IFRS 9 – Prepayment Features with Negative Compensation

The amendments to IFRS 9 allow entities to measure particular prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss. The condition is that the financial asset would otherwise meet the criteria of having contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of that prepayment feature.

The amendments should be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted. The Group has applied this amendment to the accounting period beginning on January 1, 2018 and it has not had a significant impact on the Group´s financial statements.

Amended IFRS 7 - “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities will have to provide as soon as they apply IFRS 9 for the first time.

IFRS 15 - “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer.

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractual agreements (either over time or at a certain time). It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 – Revenue, IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

IFRS 2 – “Classification and Measurement of Share-based Payment Transactions”

The amendments made to IFRS 2 provide requirements on three different aspects:

•        When measuring the fair value of a cash-settled share-based payment vesting conditions, other than market conditions, the conditions for the irrevocability shall be taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction.

•        A transaction in which an entity settles a share-base payment arrangement net by withholding a specified portion of the equity instruments to meet a statutory tax withholding obligation will be classified as equity settled in its entirety if, without the net settlement feature, the entire share-based payment would otherwise be classified as equity-settled.

•        In case of modification of a share-based payment from cash-settled to equity-settled, the modification will be accounted for derecognizing the original liability and recognizing in equity the fair value of the equity instruments granted to the extent that services have been rendered up to the modification date; any difference will be recognized immediately in profit or loss.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

Amended IFRS 4 “Insurance Contracts”

The amendments made to IFRS 4 address the temporary accounting consequences of the different effective dates of IFRS 9 and the forthcoming insurance contracts standard, by introducing two optional solutions:

•        The deferral approach or temporary exemption, that gives entities whose predominant activities are connected with insurance the option to defer the application of IFRS 9 and continue applying IAS 39 until 2021.

•        The overlay approach, that gives all issuers of insurance contracts the option to recognize in other comprehensive income, rather than profit or loss, the additional accounting volatility that may arise from applying IFRS 9 compared to applying IAS 39 before applying the forthcoming insurance contracts standard.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

Annual improvements cycle to IFRSs 2014-2016 – Minor amendments to IFRS 1 and IAS 28

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 1- First-time Adoption of International Financial Reporting Standards and IAS 28 – Investments in Associates and Joint Ventures, which should be applied to the accounting periods beginning on or after January 1, 2018, although early application was permitted for modifications to IAS 28.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

IFRIC 22- Foreign Currency Transactions and Advance Consideration

The Interpretation addresses how to determine the date of the transaction, and thus, the exchange rate to use to translate the related asset, expense or income on initial recognition, in circumstances in which a non-monetary prepayment asset or a non-monetary deferred income liability arising from the payment or receipt of advance consideration is recognized in advance of the related asset, income or expense. It requires that the date of the transaction will be the date on which an entity initially recognizes the non-monetary asset or non-monetary liability.

If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

This standard has not had a significant impact on the Group's consolidated financial statements.

Amended IAS 40 – Investment Property

The amendment states that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property.

This standard has not had a significant impact on the Group's financial statements.

2.2    Standards and interpretations issued but not yet effective as of June 30, 2018

The following new International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not mandatory as of June 30, 2018. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

Amended IFRS 10 – “Consolidated financial statements” and IAS 28 amended

These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

IFRS 16 – “Leases”

The standard will be applied to the accounting years starting on or after January 1, 2019.

IFRS 17 – Insurance Contracts

This Standard will be applied to the accounting years starting on or after January 1, 2021.

IFRIC 23 - Uncertainty over Income Tax Treatments

The interpretation will be applied to the accounting periods beginning on or after January 1, 2019.

Amended IAS 28 – Long-term Interests in Associates and Joint Ventures

The amendments will be applied to the accounting periods beginning on or after January 1, 2019.

Annual improvements cycle to IFRSs 2015-2017

The amendments will be applied to the accounting periods beginning on or after January 1, 2019.

Amended IAS 19 – Plan Amendment, Curtailment or Settlement

The amendments will be applied to the accounting periods beginning on or after January 1, 2019.

3.           BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

The following information is detailed in the Consolidated Financial Statements of the Group for the year ended December 31, 2017:

•          Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.

•          Appendix II shows relevant information related to investments in subsidiaries, joint ventures and associates accounted for using the equity method.

•          Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

•          Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.

Appendix I shows the changes of investments and divestments in the BBVA Group during the first six months of the year 2018.

Main transactions in the Group in the first semester of 2018

Divestitures

Sale of BBVA’s stake in BBVA Chile

On November 28, 2017, BBVA received a binding offer (the “Offer”) from The Bank of Nova Scotia group (“Scotiabank”) for the acquisition of BBVA’s stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”) as well as in other companies of the Group in Chile with operations that are complementary to the banking business (amongst them, BBVA Seguros Vida, S.A.). BBVA owns approximately, directly and indirectly, 68.19% of BBVA Chile share capital. On December 5, 2017, BBVA accepted the Offer and entered into a sale and purchase agreement. The Offer received does not include BBVA’s stake in the automobile financing companies of Forum group and in other Chilean entities from BBVA’s Group which are engaged in corporate activities of BBVA Group.

On July 6, 2018, BBVA completed the sale to Scotiabank of its direct and indirect shareholding stake in BBVA Chile. The consideration received in cash by BBVA as consequence of the referred sale amounts to approximately 2,200 million USD. The transaction results in a capital gain, net of taxes of approximately 640 million euros and in a positive impact on BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 50 basis points. These impacts will be recorded in BBVA Group´s third quarter consolidated financial statements for 2018 (see Note 49).

Ongoing divestitures

Agreement for the creation of a “joint-venture” and transfer of the real estate business in Spain

On November 29, 2017, BBVA reached an agreement with a subsidiary of Cerberus Capital Management, L.P. (“Cerberus”) for the creation of a “joint venture” to which a significant part of the real estate business of

BBVA in Spain will be transferred (the “Business”). BBVA will contribute the Business to a single company (the “Company”) and will sell 80% of the shares of such Company to Cerberus at the closing date of the transaction.

The Business comprises: (i) foreclosed real estate assets (the “REOs”), with a gross book value of approximately €13,000 million, taking as starting point the situation of the REOs on June 26, 2017; and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For the purpose of the agreement with Cerberus, the whole Business was valued at approximately €5,000 million.

Considering the valuation of the whole Business previously mentioned and assuming that all the Business’ REOs on June 26, 2017 will be contributed to the Company, the sale price for 80% of the shares would amount to approximately €4,000 million. The price finally paid will be determined by the volume of REOs effectively contributed that may vary depending on, among other matters, the sales carried out from the date of reference June 26, 2017 until the date of closing of the transaction and the fulfilment of the usual conditions in this kind of transactions.

The transaction as a whole is subject to obtaining the relevant authorizations from the competent authorities, which are expected to be obtained during the second half of the year 2018.

4.           Shareholder remuneration system

Cash Dividends

The Annual General Meeting of BBVA held on March 16, 2018 approved, under item 1 of the Agenda, the payment of a final dividend for 2017, in addition to other dividends previously paid, in cash for an amount equal to €0.15 (€0.1215 net of withholding tax) per BBVA share. Such final dividend was paid on April 10, 2018.

5.           Operating segment reporting

Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group and, ultimately, into the reportable operating segments themselves.

As of June 30, 2018, there have not been significant changes in the reporting structure of the operating segments of the BBVA Group compared to the structure existing at the end of 2017. The structure of the operating segment is as follows:

•          Banking activity in Spain

As in previous years, includes the Retail Network, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units, in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•          Non Core Real Estate

Includes specialist management in Spain of loans to developers in difficulties and real-estate assets mainly comprised foreclosed assets, originated from both residential mortgages and loans to developers. New loan production to developers or loans to those that are not in difficulties are managed by Banking activity in Spain.

•          The United States

Includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•          Mexico

Includes all the banking and insurance businesses in the country.

•          Turkey

Includes the activity of the BBVA Group business in Turkey through Garanti Group.

•          South America

Includes BBVA’s banking and insurance businesses in the region.

•          Rest of Eurasia

Includes business activity in the rest of Europe and Asia, i.e. the Group´s retail and wholesale businesses in the area.

Lastly, the Corporate Center is comprised of the rest of the assets and liabilities that have not been allocated to the operating segments, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

6.           Risk management

The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of June 30, 2018 do not differ significantly from those included in the Consolidated Financial Statements of the Group for the year ended December 31, 2017 (see Note 7 of such financial statements).

6.1        Risk factors

As mentioned earlier, BBVA has processes in place for identifying risks and analyzing scenarios that enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to ensure the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are captured and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite framework variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main blocks:

Macroeconomic and geopolitical risks

Global growth has improved during 2017 and the first half of 2018, and is more synchronized across developed and emerging markets, which makes the recovery more sustainable. Healthy global trade growth and calm financial markets, which rely on the support from central banks and the lack of inflation pressure, also contribute to the more upbeat outlook. The performance of the most advanced economies is solid, especially the Eurozone, where global demand adds to domestic factors and reduced political uncertainty. Growth momentum in The United States will be supported in the short term by the recently approved tax reform, although its long-term impact is unlikely to be large. As regards emerging economies, China's growth moderation continues, with a mix of policies oriented to diminish financial imbalances, while economic activity in Latin America recovers against a background of higher commodity prices and favorable global funding conditions.

The uncertainty around these positive economic perspectives has a downward bias but continues to be elevated. First, following a long period of exceptionally loose monetary policies, the main central banks are tapering their support, with uncertainty on their impact on markets and economies given the background of high leverage and signs of overvaluation in some financial assets. A second source of uncertainty is related with the political support to the multilateral global governance of trade. Third, both global geopolitics and domestic politics in some countries are relevant for the economic perspectives within the BBVA's footprint.

In this regard, the Group's geographical diversification remains a key element in achieving a high level of revenue recurrence, despite the background conditions and economic cycles of the economies in which it operates.

Regulatory and reputational risks

•            Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework (such as IFRS9, Basel IV, etc.) that allow for anticipation and adaptation to them in a timely manner, adopt industry practices and more efficient and rigorous criteria in its implementation.

•            The financial sector is under ever closer scrutiny by regulators, governments and society itself. Negative news or inappropriate behavior can significantly damage the Group's reputation and affect its ability to develop a sustainable business. The attitudes and behaviors of the group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, internal control Model, the Code of Conduct, tax strategy and Responsible Business Strategy of the Group.

Business, operational and legal risks

•            New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation…) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels...). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

•            Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. One example was the early adoption of advanced models for management of these risks (AMA - Advanced Measurement Approach).

•            The financial sector is exposed to increasing litigation, so the financial institutions face a large number of proceedings which economic consequences are difficult to determine. The Group manages and monitors these proceedings to defend its interests, where necessary allocating the corresponding provisions to cover them, following the expert criteria of internal lawyers and external attorneys responsible for the legal handling of the procedures, in accordance with applicable legislation.

6.2        Credit risk

6.2.1   Credit risk exposure

BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of June 30, 2018 and December 31, 2017 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

Maximum Credit Risk Exposure (Millions of euros)
	Notes	June 2018
Financial assets held for trading		55,741
Debt securities	9	26,953
Equity instruments	9	5,250
Loans and advances to customers	9	23,538
Non-trading financial assets mandatorily at fair value through profit or loss		4,377
Loans and advances	10	1,329
Debt securities	10	290
Equity instruments	10	2,758
Financial assets designated at fair value through profit or loss	11	1,487
Derivatives (trading and hedging)		44,938	Stage 1	Stage 2	Stage 3
Financial assets at fair value through other comprehensive income	12.1	63,192	63,190	2	-
Debt securities		60,614	60,612	2	-
Equity instruments	12.1	2,579	2,579	-	-
Financial assets at amortized cost		439,880	388,929	32,276	18,675
Loans and advances to central banks		5,311	5,311	-	-
Loans and advances to credit institutions		11,795	11,785	-	10
Loans and advances to customers		390,661	339,788	32,246	18,627
Debt securities		32,113	32,045	30	37
Total financial assets risk		609,616	452,121	32,278	18,675
Total loan commitments and financial guarantees		171,492	162,320	8,116	1,057
Total maximum credit exposure		781,108	614,440	40,393	19,732

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

•            In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including impairment losses), with the sole exception of derivatives and hedging derivatives.

•            The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their amount.

•            The calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or "add-on").

The first factor, fair value, reflects the difference between original commitments and fair values on the reporting date (mark-to-market).

The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative fair value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

The consideration of the potential risk ("add-on") relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

The breakdown by counterparty and product of loans and advances, net of impairment losses, classified in the different headings of the assets, as of June 30, 2018 and December 31, 2017 is shown below:

June 2018 (Millions of euros)
	Gross carrying amount	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households
By product
On demand and short notice	4,490	-	37	-	143	3,504	641
Credit card debt	16,057	-	7	1	4	2,320	12,750
Trade receivables	15,167		853	-	257	13,704	96
Finance leases	9,160	-	209	-	3	8,130	396
Reverse repurchase loans	946	-	191	754	-	1	-
Other term loans	351,690	5,271	27,278	4,613	6,239	137,147	159,531
Advances that are not loans	11,781	38	1,515	6,608	1,961	1,043	544
Loans and advances	409,290	5,309	30,090	11,976	8,607	165,849	173,958
By secured loans
of which: mortgage loans collateralized by immovable property	149,314		1,115	-	256	29,373	113,265
of which: other collateralized loans	41,632		7,948	241	1,024	24,916	6,660
By purpose of the loan
of which: credit for consumption	42,333						39,863
of which: lending for house purchase	115,930						113,687
By subordination
of which: project finance loans	17,658					17,027

December 2017 (Millions of euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	222	-	270	7,663	2,405	10,560
Credit card debt	-	6	-	3	1,862	13,964	15,835
Trade receivables		1,624	-	497	20,385	198	22,705
Finance leases	-	205	-	36	8,040	361	8,642
Reverse repurchase loans	305	1,290	13,793	10,912	-	-	26,300
Other term loans	6,993	26,983	4,463	5,763	125,228	155,418	324,848
Advances that are not loans	2	1,964	8,005	1,044	1,459	522	12,995
Loans and advances	7,301	32,294	26,261	18,525	164,637	172,868	421,886
of which: mortgage loans [Loans collateralized by immovable property]		998	-	308	37,353	116,938	155,597
of which: other collateralized loans		7,167	13,501	12,907	24,100	9,092	66,767
of which: credit for consumption						40,705	40,705
of which: lending for house purchase						114,709	114,709
of which: project finance loans					16,412		16,412

6.2.2   Past due but not impaired and impaired secured loans risks

The tables below provides details by counterpart and by product of past due risks but not considered to be impaired, as of June 30, 2018 and December 31, 2017, listed by their first past-due date; as well as the breakdown of the debt securities and loans and advances individually and collectively estimated, and the specific allowances for individually estimated and for collectively estimated:

June 2018 (Millions of euros)
	Assets without significant increase in credit risk since initial recognition (Stage 1)			Assets with significant increase in credit risk since initial recognition but not credit-impaired (Stage 2)			Credit-impaired assets (Stage 3)
	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days
Debt securities	-	-	-	2	-	-	-	-	6
Loans and advances	13,347	1,688	-	5,883	2,560	-	991	662	3,886
Central banks	-	-	-	-	-	-	-	-	-
General governments	959	73	-	75	1	-	11	4	95
Credit institutions	18	1	-	-	-	-	-	-	5
Other financial corporations	631	32	-	1	2	-	-	-	6
Non-financial corporations	3,634	633	-	1,844	976	-	481	174	2,180
Households	8,106	948	-	3,964	1,581	-	499	484	1,601
TOTAL	13,347	1,688	-	5,885	2,560	-	991	662	3,892
Loans and advances by product, by collateral and by subordination	-	-	-	-	-	-	-	-	-
On demand (call) and short notice (current account)	227	48	-	46	26	-	2	3	51
Credit card debt	344	20	-	756	104	-	4	15	108
Trade receivables	25	58	-	12	78	-	1	4	36
Finance leases	677	33	-	104	114	-	19	25	113
Reverse repurchase loans	-	-	-	-	-	-	-	-	-
Other term loans	11,752	1,462	-	4,965	2,231	-	964	616	3,574
Advances that are not loans	322	67	-	-	6	-	-	-	5
of which: mortgage loans collateralized by immovable property	5,332	387	-	2,751	1,251	-	866	526	1,902
of which: other collateralized loans	519	71	-	723	111	-	14	21	108
of which: credit for consumption	3,321	487	-	1,549	406	-	32	75	282
of which: lending for house purchase	3,875	338	-	2,118	976	-	416	353	1,006
of which: project finance loans	15	5	-	3	182	-	-	-	670

December 2017 (Millions of euros) (*)
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated (**)	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days
Debt securities	-	-	-	66	38	(28)	(21)	-
Loans and advances	3,432	759	503	19,401	10,726	(8,675)	(4,109)	(29,938)
Central banks	-	-	-	-	-	-	-	-
General governments	75	3	13	171	129	(42)	(69)	(27)
Credit institutions	-	-	-	11	5	(6)	(30)	(5)
Other financial corporations	2	-	-	12	6	(7)	(19)	(5)
Non-financial corporations	843	153	170	10,791	5,192	(5,599)	(1,939)	(18,988)
Households	2,512	603	319	8,417	5,395	(3,022)	(2,052)	(10,913)
TOTAL	3,432	759	503	19,467	10,764	(8,703)	(4,130)	(29,938)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	77	12	11	389	151	(238)
Credit card debt	397	66	118	629	190	(439)
Trade receivables	115	8	9	515	179	(336)
Finance leases	138	66	47	431	155	(276)
Reverse repurchase loans	-	-	-	-	-	-
Other term loans	2,705	606	317	17,417	10,047	(7,370)
Advances that are not loans	1	-	1	20	3	(16)
of which: mortgage loans (Loans collateralized by immovable property)	1,345	360	164	11,388	7,630	(3,757)
of which: other collateralized loans	592	137	43	803	493	(310)
of which: credit for consumption	1,260	248	207	1,551	457	(1,093)
of which: lending for house purchase	1,034	307	107	5,730	4,444	(1,286)
of which: project finance loans	13	-	25	1,165	895	(271)

(*)     Figures originally reported in the year 2017 in accordance to the applicable regulation, without restatements.

(**)    Corresponding to €2,763 million of specific allowances for financial assets, individually estimated and €5,940 million of specific allowances for financial assets collectively estimated.

The breakdown of loans and advances, within loans and receivables, impaired and accumulated impairment by sectors as of June 30, 2018 and December 31, 2017 is as follows:

June 2018 (Millions of euros)
	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
General governments	160	(92)	0.6%
Credit institutions	10	(13)	0.1%
Other financial corporations	12	(18)	0.1%
Non-financial corporations	10,081	(7,457)	5.8%
Households	8,374	(5,920)	4.7%
LOANS AND ADVANCES	18,637	(13,498)	4.6%

December 2017 (Millions of euros)
	Non-performing loans and advances	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	171	(111)	0.5%
Credit institutions	11	(36)	0.3%
Other financial corporations	12	(26)	0.1%
Non-financial corporations	10,791	(7,538)	6.3%
Households	8,417	(5,073)	4.7%
LOANS AND ADVANCES	19,401	(12,784)	4.5%

The changes during the six months period ended June 30, 2018 and 2017 of impaired financial assets and contingent risks are as follow:

Changes in Impaired Financial Assets and Contingent Risks (Millions of euros)
	First semester 2018	Year 2017
Balance at the beginning	20,590	23,877
Additions	4,661	10,856
Decreases (*)	(3,453)	(7,771)
Net additions	1,208	3,085
Amounts written-off	(1,739)	(5,758)
Exchange differences and other	(357)	(615)
Balance at the end	19,702	20,590

(*)     Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries (see Notes 19 and 20 to the interim Consolidated Financial Statement for additional information).

6.2.3   Impairment losses

Below are the changes in six months period ended June 30, 2018 and the year ended December 31, 2017, in the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses in loans and advances and debt securities, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

First semester 2018 (Millions of euros)

Balance as of December 31, 2017	12,833
First implementation adjustment of IFRS 9	1,171
Balance as of January 1, 2018	14,004
Acquisition of subsidiaries in the period	-
Increase in impairment losses charged to income	5,022
Stage 1	924
Stage 2	597
Stage 3	3,500
Decrease in impairment losses charged to income	(3,249)
Stage 1	(995)
Stage 2	(561)
Stage 3	(1,693)
Transfer to written-off loans, exchange differences and other	2,233
Closing balance	13,544

June 2017 (Millions of euros)
	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss
Specific allowances for financial assets, individually estimated	(3,204)	(1,290)	972	122	244	111	(3,045)	5
Specific allowances for financial assets, collectively estimated	(7,733)	(2,825)	980	1,942	(41)	380	(7,296)	233
Collective allowances for incurred but not reported losses on financial assets	(5,270)	(905)	890	26	(127)	250	(5,136)	-
Total	(16,206)	(5,020)	2,842	2,090	76	741	(15,477)	238

(*)     Figures originally reported in the year 2017 in accordance to the applicable regulation, without restatements.

6.3        Liquidity risk

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management avoids possible contagion due to a crisis that could affect only one or several BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units (LMUs) have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent BBVA S.A., within the Euro currency scope, which includes BBVA Portugal.

Assets and Liabilities Management unit manages BBVA Group's liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMUs and proposes to Assets and Liabilities Committee (“ALCO”) the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

As first core element, the Bank's target in terms of liquidity and funding risk is characterized through the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resistance in a scenario of liquidity stress within a time horizon of 30 days. BBVA, within its risk appetite framework and its limits and alerts schemes, has established a level of requirement for compliance with the LCR ratio both for the Group as a whole and for each of the Liquidity Management Units (LMUs) individually. The internal levels required are geared to comply sufficiently and efficiently in advance with the implementation of the regulatory requirement of 2018, at a level above 100%.

LCR ratio in Europe came into force on 1st October 2015. With an initial 60% minimum requirement, progressively increased (phased-in) up to 100% in 2018. Throughout the first semester of the year 2018, LCR level at BBVA Group has been above 100%. As of June 30, 2018, the LCR ratio at Group level is 127%.

Although this regulatory requirement is mandatory at a Group level and Eurozone banks, all subsidiaries are  above this minimum. In any case, it should be noted that liquidity excesses in subsidiaries are not deemed transferable when calculating the consolidated ratio. Taking into account the impact of these High Quality Liquid Assets excluded, LCR ratio would be 147%.

LCR main LMU
June 2018
Group	127%
Eurozone(*)	153%
Bancomer	135%
Compass(**)	142%
Garanti	133%

(*)     Includes: Spain, Portugal and Rest of Eurasia.

(**)   Compass LCR calculated according to local regulation (Fed Modified LCR).

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as funds from non-retail customers. Regarding long-term funding, the maturity profile does not show significant concentrations, which enables adaptation of the anticipated issuance schedule to the best financial conditions of the markets. Finally, concentration risk is monitored at the LMU level, with a view to ensuring the right diversification both per counterparty and per instrument type.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

Each entity maintains an individual liquidity buffer, both Banco Bilbao Vizcaya Argentaria SA and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of December 31, 2017 and June 30, 2018 for the most significant entities based on prudential supervisor’s information:

June 2018 (Millions of euros)
	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Others
Cash and withdrawable central bank reserves	12,405	5,725	1,767	6,413	5,922
Level 1 tradable assets	36,683	6,284	9,760	5,910	5,475
Level 2A tradable assets	417	530	643	-	-
Level 2B tradable assets	3,668	181	-	-	-
Other tradable assets	6,397	1,700	1,133	557	796
Non tradable assets eligible for central banks	-	-	3,174	-	-

Cumulated Counterbalancing Capacity	59,570	14,420	16,477	12,880	12,193

(1)    Includes Spain, Portugal and Rest of Eurasia.

7.           Fair value

The criteria and valuation methods used to calculate the fair value of financial assets as of June 30, 2018, do not differ significantly from those included in the Note 8 from the consolidated financial statements for the year ended December 31, 2017.

During the six months ended June 30, 2018, there is no significant transfer of financial instruments between the different levels, and the changes in measurement are due to the variations in the fair value of the financial instruments.

8.           Cash and cash balances at central banks and other demands deposits

The breakdown of the balance under the heading “Cash and cash balances at central banks and other demands deposits” in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of euros)
	June 2018	December 2017
Cash on hand	5,370	6,220
Cash balances at central banks	25,184	31,718
Other demand deposits	6,725	4,742
Total	37,279	42,680

9.           Financial assets and liabilities held for trading

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial Assets and Liabilities Held-for-Trading (Millions of euros)
	Notes	June 2018	December 2017
ASSETS
Derivatives		35,277	35,265
Debt securities	6.2.1	26,953	22,573
Issued by Central Banks		1,174	1,371
Issued by public administrations		23,977	19,344
Issued by financial institutions		829	816
Other debt securities		972	1,041
Loans and advances to Central Banks	6.2.1	699	-
Loans and advances to credit institutions	6.2.1	13,588	-
Loans and advances to customers	6.2.1	9,251	56
Equity instruments	6.2.1	5,250	6,801
Total Assets		91,018	64,695
LIABILITIES
Derivatives		36,591	36,169
Short positions		12,240	10,013
Deposits		34,836
Total Liabilities		83,667	46,182

10.       Non-trading financial assets mandatorily at fair value through profit or loss

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	June 2018
Equity instruments	6.2.1	2,758
Debt securities	6.2.1	290
Loans and advances	6.2.1	1,329
Total Assets		4,377

This heading is included with the implementation of IFRS 9 on January 1, 2018. There were no balances recorded before (see Note 2.1 and Appendix IV).

11.       Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of euros)
	Notes	June 2018	December 2017
ASSETS
Equity instruments		-	1,888
Unit-linked products		-	1,621
Other securities		-	266
Debt securities		1,327	174
Loans and advances		160	648
Total Assets	6.1.1	1,487	2,709
LIABILITIES
Deposits		997	-
Debt securities		2,494	-
Other financial liabilities		2,730	2,222
Unit-linked products		2,730	2,222
Total Liabilities		6,221	2,222

12.       Financial assets at fair value through other comprehensive income

12.1    Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

Financial assets designated at fair value through other comprehensive income (Millions of euros)
	Notes	June 2018	December 2017
Debt securities	6.2.1	60,615	66,273
Impairment losses		(15)	(21)
Equity instruments	6.2.1	2,579	4,488
Impairment losses		-	(1,264)
Loans and advances		33	-
Total		63,212	69,476

12.2    Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying consolidated financial statements, broken down by the nature of the financial instruments, is as follows:

Financial assets designated at fair value through profit or loss: Debt Securities. June 2018 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	20,478	869	(2)	21,346
Other debt securities	1,673	105	(2)	1,777
Issued by Central Banks	-	-	-	-
Issued by credit institutions	817	67	-	884
Issued by other issuers	856	38	(2)	893
Subtotal	22,151	975	(3)	23,122
Foreign Debt Securities
Mexico	6,966	17	(126)	6,857
Mexican Government and other government agency debt securities	5,671	11	(111)	5,572
Other debt securities	1,294	6	(15)	1,286
Issued by Central Banks	-	-	-	-
Issued by credit institutions	30	-	(1)	30
Issued by other issuers	1,265	6	(14)	1,256
The United States	14,044	27	(271)	13,799
Government securities	10,296	13	(191)	10,118
US Treasury and other US Government agencies	5,944	6	(89)	5,861
States and political subdivisions	4,351	7	(102)	4,256
Other debt securities	3,748	14	(80)	3,681
Issued by Central Banks	-	-	-	-
Issued by credit institutions	50	1	-	51
Issued by other issuers	3,698	13	(80)	3,630
Turkey	4,582	33	(206)	4,409
Turkey Government and other government agency debt securities	4,211	32	(191)	4,052
Other debt securities	371	1	(15)	357
Issued by Central Banks	-	-	-	-
Issued by credit institutions	349	-	(15)	334
Issued by other issuers	22	1	-	23
Other countries	12,208	331	(126)	12,413
Other foreign governments and other government agency debt securities	6,479	165	(82)	6,562
Other debt securities	5,729	166	(43)	5,852
Issued by Central Banks	947	2	(2)	946
Issued by credit institutions	1,992	120	(23)	2,089
Issued by other issuers	2,790	44	(18)	2,816
Subtotal	37,799	407	(729)	37,478
Total	59,951	1,382	(732)	60,600

(*)     The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Available-for-sale financial assets: Debt Securities. December 2017 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	22,765	791	(17)	23,539
Other debt securities	1,951	114	-	2,066
Issued by Central Banks	-	-	-	-
Issued by credit institutions	891	72	-	962
Issued by other issuers	1,061	43	-	1,103
Subtotal	24,716	906	(17)	25,605
Foreign Debt Securities
Mexico	9,755	45	(142)	9,658
Mexican Government and other general governments agencies debt securities	8,101	34	(120)	8,015
Other debt securities	1,654	11	(22)	1,643
Issued by Central Banks	-	-	-	-
Issued by credit institutions	212	1	(3)	209
Issued by other issuers	1,442	10	(19)	1,434
The United States	12,479	36	(198)	12,317
Government securities	8,625	8	(133)	8,500
US Treasury and other US Government agencies	3,052	-	(34)	3,018
States and political subdivisions	5,573	8	(99)	5,482
Other debt securities	3,854	28	(65)	3,817
Issued by Central Banks	-	-	-	-
Issued by credit institutions	56	1	-	57
Issued by other issuers	3,798	26	(65)	3,759
Turkey	5,052	48	(115)	4,985
Turkey Government and other general governments agencies debt securities	5,033	48	(114)	4,967
Other debt securities	19	1	(1)	19
Issued by Central Banks	-	-	-	-
Issued by credit institutions	19	-	(1)	19
Issued by other issuers	-	-	-	-
Other countries	13,271	533	(117)	13,687
Other foreign governments and other general governments agencies debt securities	6,774	325	(77)	7,022
Other debt securities	6,497	208	(40)	6,664
Issued by Central Banks	1,330	2	(1)	1,331
Issued by credit institutions	2,535	139	(19)	2,654
Issued by other issuers	2,632	66	(19)	2,679
Subtotal	40,557	661	(572)	40,647
Total	65,273	1,567	(589)	66,251

(*)   The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities as of June 30, 2018 and December 31, 2017, are as follows:

Debt Securities by Rating
	June 2018		December 2017
	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	606	1.0%	687	1.0%
AA+	12,331	20.3%	10,738	16.2%
AA	223	0.4%	507	0.8%
AA-	486	0.8%	291	0.4%
A+	777	1.3%	664	1.0%
A	786	1.3%	683	1.0%
A-	22,676	37.4%	1,330	2.0%
BBB+	9,858	16.3%	35,175	53.1%
BBB	6,972	11.5%	7,958	12.0%
BBB-	3,458	5.7%	5,583	8.4%
BB+ or below	836	1.4%	1,564	2.4%
Without rating	1,589	2.6%	1,071	1.6%
Total	60,600	100%	66,251	100%

12.3    Equity instruments

The breakdown of the balance under the heading "Equity instruments" of the accompanying consolidated financial statements as of June 30, 2018 and December 31, 2017, is as follows:

Financial assets designated at fair value through profit or loss: Equity Instruments. June 2018 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Book Value
Equity instruments listed
Listed Spanish company shares	2,172	-	(226)	1,947
Credit institutions	-	-	-	-
Other entities	2,172	-	(226)	1,947
Listed foreign company shares	120	66	(10)	176
United States	48	40	-	88
Mexico	1	24	-	25
Turkey	4	-	-	4
Other countries	67	1	(10)	59
Subtotal	2,292	66	(236)	2,123
Unlisted equity instruments
Unlisted Spanish company shares	6	1	-	6
Credit institutions	-	-	-	-
Other entities	6	1	-	6
Unlisted foreign companies shares	421	31	(1)	450
United States	355	-	-	355
Mexico	-	-	-	-
Turkey	7	5	-	12
Other countries	59	25	(1)	84
Subtotal	426	31	(1)	457
Total	2,718	97	(236)	2,579

Financial assets designated at fair value through other comprehensive income: Equity Instruments. December 2017 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	2,189	-	(1)	2,188
Credit institutions	-	-	-	-
Other entities	2,189	-	(1)	2,188
Listed foreign company shares	215	33	(7)	241
United States	11	-	-	11
Mexico	8	25	-	33
Turkey	4	1	-	5
Other countries	192	7	(7)	192
Subtotal	2,404	33	(8)	2,429
Unlisted equity instruments
Unlisted Spanish company shares	33	29	-	62
Credit institutions	4	-	-	4
Other entities	29	29	-	58
Unlisted foreign companies shares	665	77	(8)	734
United States	498	40	(6)	532
Mexico	1	-	-	1
Turkey	15	6	(2)	19
Other countries	151	31	-	182
Subtotal	698	106	(8)	796
Total	3,102	139	(16)	3,224

12.4    Gains/losses

The changes in the gains/losses, net of taxes, recognized during the first semester of 2018 and in 2017 under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss- Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income (Millions of euros)
	First semester 2018	December 2017
Balance at the beginning	1,641	947
Effect of changes in accounting policies (IFRS 9)	(142)	-
Valuation gains and losses	(271)	321
Amounts transferred to income	(84)	356
Other reclassifications	-	(10)
Income tax	89	27
Balance at the end	1,233	1,641

13.       Financial assets at amortized cost

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	June 2018	December 2017
Debt securities	32,082	24,093
Of which: Impairment losses	(30)	(15)
Loans and advances to central banks	5,309	7,300
Of which: Impairment losses	(2)	-
Loans and advances to credit institutions	11,783	26,261
Of which: Impairment losses	(13)	(36)
Loans and advances to customers	377,175	387,621
Government	28,785	31,645
Other financial corporations	8,607	18,173
Non-financial corporations	165,828	164,510
Other	173,956	173,293
Of which: Impairment losses	(13,486)	(12,748)
Total	426,349	445,275

14.       Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of euros)
	June 2018	December 2017
ASSETS
Hedging Derivatives	3,035	2,485
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(39)	(25)
LIABILITIES
Hedging Derivatives	2,616	2,880
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	(7)

15.       Investments in joint ventures and associates

The breakdown of the balance of “Investments in joint ventures and associates” in the accompanying consolidated balance sheets is as follows:

Joint Ventures and Associates Entities. Breakdown by entities (Millions of euros)
	June 2018	December 2017
Joint ventures	228	256
Associates Entities	1,242	1,332
Total	1,470	1,588

16.       Tangible assets

The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible Assets. Breakdown by Type of Asset. Cost Value, Depreciation and impairments (Millions of euros)
	June 2018	December 2017
Property plant and equipment
For own use
Land and Buildings	5,372	5,490
Work in Progress	214	234
Furniture, Fixtures and Vehicles	6,046	6,628
Accumulated depreciation	(5,126)	(5,456)
Impairment	(296)	(315)
Subtotal	6,209	6,581
Leased out under an operating lease
Assets leased out under an operating lease	452	492
Accumulated depreciation	(76)	(77)
Impairment	-	-
Subtotal	376	415
Subtotal	6,585	6,996
Investment property
Building rental	171	224
Other	4	4
Accumulated depreciation	(9)	(13)
Impairment	(15)	(20)
Subtotal	151	195
Total	6,736	7,191

17.       Intangible assets

17.1    Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), is as follows:

Breakdown by CGU and Changes during the first semester of 2018 (Millions of euros)
	Balance at the Beginning	Additions	Exchange Differences	Impairment	Other	Balance at the End
The United States	4,837	-	139	-	-	4,976
Turkey	509	-	(76)	-	-	433
Mexico	493	-	17	-	-	510
Colombia	168	-	7	-	-	175
Chile	32	-	(1)	-	-	31
Other	23	-	-	-	-	23
Total	6,062	-	86	-	-	6,148

Breakdown by CGU and Changes during the year 2017 (Millions of euros)
	Balance at the Beginning	Additions	Exchange Differences	Impairment	Other	Balance at the End
The United States	5,503	-	(666)	-	-	4,837
Turkey	624	-	(115)	-	-	509
Mexico	523	24	(44)	-	(10)	493
Colombia	191	-	(22)	-	-	168
Chile	68	-	(3)	-	(33)	32
Rest	28	-	(1)	(4)	-	23
Total	6,937	24	(851)	(4)	(43)	6,062

Impairment Test

As mentioned in Note 2.2.8 of the consolidated financial statements for the year 2017, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment.

17.2  Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of euros)
	June 2018	December 2017
Computer software acquisition expenses	1,613	1,682
Other intangible assets with an infinite useful life	12	12
Other intangible assets with a definite useful life	600	708
Total	2,225	2,402

18.       Tax assets and liabilities

18.1    Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in effect in each country.

18.2    Current and deferred taxes

The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of euros)
	June 2018	December 2017
Tax assets
Current tax assets	2,195	2,163
Deferred tax assets	15,221	14,725
Total	17,416	16,888
Tax Liabilities
Current tax liabilities	1,428	1,114
Deferred tax liabilities	2,186	2,184
Total	3,614	3,298

19.       Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Other assets and liabilities: Breakdown by nature (Millions of euros)
	June 2018	December 2017
ASSETS
Inventories	219	229
Real estate	217	226
Others	2	3
Transactions in progress	192	156
Accruals	1,047	768
Prepaid expenses	576	509
Other prepayments and accrued income	470	259
Other items	3,442	3,207
Total Other Assets	4,901	4,359
LIABILITIES
Transactions in progress	126	165
Accruals	2,544	2,490
Accrued expenses	1,830	1,997
Other accrued expenses and deferred income	714	493
Other items	2,248	1,894
Total Other Liabilities	4,918	4,550

20.       Non-current assets and disposal groups held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale Breakdown by items (Millions of euros)
	June 2018	December 2017
Foreclosures and recoveries	6,060	6,207
Foreclosures (*)	5,890	6,047
Recoveries from financial leases	170	160
Other assets from tangible assets	398	447
Property, plant and equipment	398	447
Operating leases	-	-
Business sale - Assets (**)	18,289	18,623
Accrued amortization (***)	(50)	(77)
Impairment losses	(1,093)	(1,348)
Total Non-current assets and disposal groups classified as held for sale	23,604	23,853

(*)     Corresponds to the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

(**)    Corresponds mainly to the BBVA´s stake in BBVA Chile (see note 3).

(***)   Amortization accumulated until related asset reclassified as “non-current assets and disposal groups held for sale”

21.       Financial liabilities at amortized cost

21.1    Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of euros)
	June 2018	December 2017
Deposits
Deposits from Central Banks (*)	28,734	37,054
Deposits from Credit Institutions	33,307	54,516
Customer deposits	367,312	376,379
Debt securities issued	62,349	63,915
Other financial liabilities	11,370	11,850
Total	503,073	543,713

(*)     Of which: balance relating to repurchase agreement as of June 30, 2018 and December 31, 2017 is €1,849 million and € 6,155 million, respectively.

21.2    Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

Deposits from credit institutions (Millions of euros)
	June 2018	December 2017
Term deposits	18,616	25,941
Demand deposits	9,745	3,731
Repurchase agreements	4,946	24,843
Other deposits	-	-
Total	33,307	54,516

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from Credit Institutions. June 2018 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	2,303	2,555	1	4,860
The United States	2,881	2,063	-	4,944
Mexico	598	610	582	1,791
Turkey	463	845	4	1,313
South America	372	2,173	104	2,649
Rest of Europe	2,941	7,438	4,254	14,633
Rest of the world	187	2,931	-	3,119
Total	9,745	18,616	4,946	33,307

Deposits from Credit Institutions. December 2017 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	762	3,879	878	5,518
The United States	1,563	2,398	-	3,961
Mexico	282	330	1,817	2,429
Turkey	73	836	44	953
South America	448	2,538	13	2,999
Rest of Europe	526	12,592	21,732	34,849
Rest of the world	77	3,369	360	3,806
Total	3,731	25,941	24,843	54,516

21.3    Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

Customer deposits (Millions of euros)
	June 2018	December 2017
General Governments	25,576	23,210
Current accounts	230,248	223,497
Time deposits	105,839	116,538
Repurchase agreements	1,488	9,076
Subordinated deposits	201	194
Other accounts	3,960	3,864
Total	367,312	376,379
Of which:
In Euros	179,294	184,150
In foreign currency	188,018	192,229

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

Customer Deposits. June 2018 (Millions of euros)
	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	130,240	32,567	16	162,823
The United States	39,436	21,292	-	60,728
Mexico	37,214	11,618	1,356	50,189
Turkey	11,849	22,470	10	34,329
South America	22,954	15,143	2	38,099
Rest of Europe	7,054	11,876	110	19,040
Rest of the world	809	1,295	-	2,104
Total	249,557	116,262	1,494	367,312

Customer Deposits. December 2017 (Millions of euros)
	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	123,382	39,513	2,664	165,559
The United States	36,728	21,436	-	58,164
Mexico	36,492	11,622	4,272	52,387
Turkey	12,427	24,237	152	36,815
South America	23,710	15,053	2	38,764
Rest of Europe	6,816	13,372	1,989	22,177
Rest of the world	1,028	1,484	-	2,511
Total	240,583	126,716	9,079	376,379

21.4    Debt securities issued (including bonds and debentures)

The breakdown of the balance under this heading, by currency, is as follows:

Debt securities issued (Millions of euros)
	June 2018	December 2017
In Euros	38,323	38,735
Promissory bills and notes	549	1,309
Non-convertible bonds and debentures	10,084	9,418
Covered bonds (*)	16,241	16,425
Hybrid financial instruments	1,091	807
Securitization bonds	2,259	2,295
Other securities	-	-
Subordinated liabilities	8,099	8,481
Convertible	4,500	4,500
Convertible perpetual securities	4,500	4,500
Convertible subordinated debt	-	-
Non-convertible	3,599	3,981
Preferred Stock	107	107
Other subordinated liabilities	3,492	3,875
In Foreign Currencies	24,026	25,180
Promissory bills and notes	3,102	3,157
Non-convertible bonds and debentures	10,441	11,109
Covered bonds (*)	596	650
Hybrid financial instruments	1,517	1,809
Securitization bonds	42	47
Other securities	-	-
Subordinated liabilities	8,328	8,407
Convertible	859	2,085
Convertible perpetual securities	859	2,085
Convertible subordinated debt	-	-
Non-convertible	7,469	6,323
Preferred Stock	76	55
Other subordinated liabilities	7,393	6,268
Total	62,349	63,915

(*)     Including mortgage-covered bonds (see Appendix II).

21.5    Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of euros)
	June 2018	December 2017
Creditors for other financial liabilities	3,193	2,835
Collection accounts	3,193	3,452
Creditors for other payables	4,984	5,563
Dividend payable but pending payment	-	-
Total	11,370	11,850

22.       Assets and liabilities under insurance and reinsurance contracts

The breakdown of the balance under the heading “Liabilities under reinsurance and insurance contracts” is as follows:

Technical Reserves by type of insurance product (Millions of euros)
	June 2018	December 2017
Mathematical reserves	8,134	7,961
Provision for unpaid claims reported	645	631
Provisions for unexpired risks and other provisions	721	631
Total	9,500	9,223

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of June 30, 2018 and December 31, 2017, the balance under this heading amounted to €414 million and €421 million, respectively.

23.       Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of euros)
	June 2018	December 2017
Provisions for pensions and similar obligations	5,013	5,407
Other long term employee benefits	61	67
Provisions for taxes and other legal contingencies	750	756
Provisions for contingent risks and commitments	598	578
Other provisions	622	669
Total	7,045	7,477

Ongoing legal proceedings and litigation

The financial sector is facing an environment of greater regulatory and litigious pressure. In this environment, BBVA Group entities are frequently party to individual or collective legal actions arising in the ordinary course of business, and to investigations and inspections of supervisors and authorities that may trigger legal proceedings.

Among others, there are procedures initiated by clients in Spain requesting the nullity of certain clauses of the mortgage loan agreements (expenses, early maturity, use of reference interest rates, floor clauses, etc.). Sometimes some of these proceedings, either against BBVA or against other entities, may raise prejudicial questions before the European Union Court of Justice, which considers the adaptation of Spanish legislation to European law and its interpretation by Spanish judicial bodies, and that could lead to future changes in criteria that may give rise to an increase in litigation or its impact.

The Group may incur in significant expenses when defending its interests in legal proceedings. The result of these procedures is difficult to foresee, and if adverse, could cause loss of business, economic damages, fines, loss of customer trust, reputational damage, etc.

According to the procedural status of these proceedings as of June 30, 2018, and to the criteria of the legal counsel, BBVA considers that, none of such actions is material, individually or as a whole, and they are deemed not to cause a significant impact on the operating results, liquidity or financial situation at a Group consolidated or individual level for the Bank. As of June 30, 2018 BBVA Group Management believes that the provisions recorded in respect of such legal proceedings are adequate.

24.       Post-employment and other employee benefit commitments

Employees are covered by defined contribution for the majority of active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members.

The amounts relating to post-employment benefits charged to the profit and loss account and other comprehensive income for the six month periods ended June 30, 2018 and 2017 are as follows:

Consolidated Income Statement Impact (Millions of Euros)
	Notes	June 2018	June 2017
Interest income and expenses		41	41
Personnel expenses		81	84
Defined contribution plan expense	39.1	51	52
Defined benefit plan expense	39.1	30	32
Provisions, net	41	57	212
Total impact on Income Statement: Expense (Income)		179	337

25.       Common stock

As of June 30, 2018 BBVA’s common stock amounted to €3,267,264,424.20  divided into 6,667,886,580  fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

26.       Retained earnings, revaluation reserves and other reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

Retained earnings, revaluation reserves and other reserves (Millions of Euros)
	June 2018	December 2017
Retained earnings	26,075	25,474
Revaluation reserves	11	12
Other reserves	(48)	(44)
Total	26,038	25,443

The impact of the first application of IFRS 9 is registered in the heading "Retained Earnings" of the previous table (see Notes 1 and 2).

27.       Accumulated other comprehensive income (loss)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Accumulated other comprehensive income (Millions of euros)
	June 2018	December 2017
Items that will not be reclassified to profit or loss	(1,311)	(1,183)
Actuarial gains or losses on defined benefit pension plans	(1,205)	(1,183)
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	(174)	-
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	68	-
Items that may be reclassified to profit or loss	(8,557)	(7,609)
Hedge of net investments in foreign operations (effective portion)	(53)	1
Foreign currency translation	(9,607)	(9,159)
Hedging derivatives. Cash flow hedges (effective portion)	(98)	(34)
Fair value changes of debt instruments measured at fair value through other comprehensive income	1,233	1,641
Hedging instruments (non-designated items)	-	-
Non-current assets and disposal groups classified as held for sale	1	(26)
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	(35)	(31)
Total	(9,868)	(8,792)

The balances recognized under these headings are presented net of tax.

28.       Non-controlling interest

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interest” of total equity in the accompanying consolidated balance sheets is as follows:

Non-Controlling Interests (Millions of euros)
	June 2018	December 2017
BBVA Colombia Group	66	65
BBVA Chile Group	400	399
BBVA Banco Continental Group	1,054	1,059
BBVA Banco Provincial Group	59	78
BBVA Banco Francés Group	341	420
Garanti Group	4,363	4,903
Other entities	53	55
Total	6,336	6,979

These amounts are broken down by groups of consolidated entities under the heading “Profit-Attributable to non-controlling interests (non-controlling interest)” in the accompanying consolidated income statements:

Profit attributable to Non-Controlling Interests (Millions of euros)
	Notes	June 2018	June 2017
BBVA Colombia Group		5	3
BBVA Chile Group		26	25
BBVA Banco Continental Group		99	98
BBVA Banco Provincial Group		-	(2)
BBVA Banco Francés Group		66	46
Garanti Group		383	436
Other entities		2	1
Total	48.1	581	607

29.       Capital base and capital management

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of June 30, 2018 and December 30, 2017 is shown below:

Capital ratios
	June 2018	December 2017
Eligible Common Equity Tier 1 capital (million euros) (a)	39,550	42,341
Eligible Additional Tier 1 capital (million euros) (b)	6,167	4,639
Eligible Tier 2 capital (million euros) (c)	9,499	9,137
Risk Weighted Assets (million euros) (d)	356,887	362,875
Common Equity Tier 1 capital ratio (CET 1) (A)=(a)/(d)	11.08%	11.67%
Additional Tier 1 capital ratio (AT 1) (B)=(b)/(d)	1.73%	1.28%
Tier 1 capital ratio (Tier 1) (A)+(B)	12.81%	12.95%
Tier 2 capital ratio (Tier 2) (C)=(c)/(d)	2.66%	2.42%
Total capital ratio (A)+(B)+(C)	15.47%	15.37%

Capital Base
	June 2018 (*)	December 2017
Tier 1 (million of euros) (a)	45,717	50,083
Exposure (million of euros) (b)	703,657	747,217
Leverage ratio (a)/(b) (percentage)	6.50%	6.70%

30.       Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Loan commitments, financial guarantees and other commitments (*) (Millions of euros)
	Notes	June 2018	December 2017
Loan commitments given		118,387	94,268
of which: defaulted		416	537
Central banks		3	1
General governments		2,781	2,198
Credit institutions		6,123	946
Other financial corporations		5,572	3,795
Non-financial corporations		59,649	58,133
Households		44,259	29,195
Financial guarantees given		15,467	16,545
of which: defaulted		246	278
Central banks		1	-
General governments		191	248
Credit institutions		1,131	1,158
Other financial corporations		637	3,105
Non-financial corporations		13,183	11,518
Households		323	516
Other commitments and guarantees given		37,638	45,738
of which: defaulted		395	461
Central banks		75	7
General governments		629	227
Credit institutions		6,947	15,330
Other financial corporations		3,618	3,820
Non-financial corporations		26,132	25,992
Households		237	362
Total Loan commitments and financial guarantees	6.2.1	171,492	156,551

(*)     Non performing financial guarantees given amounted to €641 and €739 million as of June 30, 2018 and December 31, 2017, respectively.

As of June 30, 2018, the provisions of loan commitments given, financial guarantees given and other commitments and guarantees given, disclosed in the consolidated balance sheet amounted €340 million, €214 million and €43 million, respectively.

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

31.       Other contingent assets and liabilities

As of June 30, 2018 and December 31, 2017, there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the consolidated financial statements.

32.       Interest income and expense

32.1    Interest income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

Interest Income. Breakdown by Origin (Millions of euros)
	Notes	June 2018	June 2017
Central Banks		266	148
Loans and advances to credit institutions		209	151
Loans and advances to customers		11,381	11,135
Debt securities		1,839	1,872
Held for trading		775	627
Other portfolios		1,064	1,245
Adjustments of income as a result of hedging transactions		129	(138)
Cash flow hedges (effective portion)		(3)	-
Fair value hedges		132	(138)
Insurance activity		528	660
Other income		156	477
Total	48.1	14,507	14,305

32.2    Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest Expenses. Breakdown by Origin (Millions of euros)
	June 2018	June 2017
Central banks	44	62
Deposits from credit institutions	1,054	744
Customers deposits	3,049	2,970
Debt securities issued	944	1,102
Adjustments of expenses as a result of hedging transactions	315	(269)
Cash flow hedges (effective portion)	26	19
Fair value hedges	289	(288)
Cost attributable to pension funds	64	68
Insurance activity	254	474
Other expenses	137	350
Total	5,864	5,502

32.3    Average return on investments and average borrowing cost

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

Interest Income and Expenses: Change in the Balance (Millions of euros)
	June 2018 / June 2017			June 2017 / June 2016
	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks and other demand deposits	1	48	49	2	(1)	1
Securities portfolio and derivatives	150	(339)	(189)	(306)	185	(120)
Loans and advances to Central Banks	(68)	41	(27)	(28)	77	50
Loans and advances to credit institutions	(73)	256	183	(11)	(7)	(19)
Loans and advances to customers	(757)	1,054	297	(15)	572	557
Euros	(127)	89	(38)	(64)	(140)	(204)
Foreign currencies	(581)	916	335	263	498	761
Other assets	(23)	(88)	(111)	(6)	140	134
Interest income			202			603
Deposits from central banks and credit institutions	(262)	464	202	(87)	73	(14)
Customer deposits	(188)	693	505	(68)	65	(3)
Euros	(13)	(65)	(78)	(36)	(139)	(175)
Foreign currencies	(199)	782	583	109	63	172
Debt securities issued	(80)	77	(4)	(39)	28	(11)
Other liabilities	217	(559)	(341)	(23)	215	192
Interest expenses			362			164
Net Interest Income			(160)			438

(1)    The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.

(2)    The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

33.       Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 34), as can be seen in the breakdown below:

Dividend Income (Millions of euros)
	June 2018	June 2017
Dividends from:
Financial assets held for trading		106
Financial assets at fair value through other comprehensive income	73	106
Other	11	-
Total	84	212

From January 1, 2018, dividends from "Financial assets held for trading" are recognized in the heading "Gains or losses for financial assets and liabilities" (see Note 1.6).

34.       Share of profit or loss of entities accounted for using the equity method

Net income from “Investments in Entities Accounted for Using the Equity Method” resulted in a positive impact of €14 million for the first semester ended as of June 30, 2018 compared with the negative impact of €8 million recorded for the first semester ended June 30, 2017.

35.       Fee and commission income and expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Fee and Commission Income (Millions of euros)
	June 2018	June 2017
Bills receivables	23	24
Demand accounts	225	247
Credit and debit cards	1,399	1,386
Checks	94	104
Transfers and other payment orders	299	296
Insurance product commissions	98	97
Commitment fees	117	122
Contingent risks	196	198
Asset Management	520	444
Securities fees	192	216
Custody securities	63	62
Other fees and commissions	360	355
Total	3,585	3,551

Fee and Commission Expense (Millions of euros)
	June 2018	June 2017
Credit and debit cards	719	717
Transfers and other payment orders	49	52
Commissions for selling insurance	35	29
Other fees and commissions	290	297
Total	1,093	1,095

36.       Gains (losses) on financial assets and liabilities, net and Exchange Differences

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statement is as follows:

Gains or losses on financial assets and liabilities and exchange differences: Breakdown by Heading of the Consolidated Income Statements (Millions of euros)
	June 2018	June 2017
Gains or (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	130	683
Financial assets at fair value through other comprehensive income	102	623
Loans and receivables	21	59
Other	7	1
Gains or (losses) on financial assets and liabilities held for trading, net	324	139
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	5
Gains or (losses) on financial assets and liabilities designated at fair value through profit or loss, net	107	(88)
Gains or (losses) from hedge accounting, net	51	(193)
Subtotal Gains or (losses) on financial assets and liabilities	618	541
Exchange Differences	90	528
Total	708	1,069

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains or losses on financial assets and liabilities: Breakdown by nature of the Financial Instrument (Millions of euros)
	June 2018	June 2017
Debt instruments	222	448
Equity instruments	33	546
Loans and advances to customers	(85)	44
Trading derivatives and hedge accounting	186	(410)
Customer deposits	219	(97)
Other	42	10
Total	618	541

37.       Other operating income and expense

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of euros)
	June 2018	June 2017
Gains from sales of non-financial services	246	390
Of which: Real estate	156	251
Rest of other operating income	263	172
Of which: net profit from building leases	19	34
Total	509	562

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of euros)
	June 2018	June 2017
Change in inventories	165	266
Of Which: Real estate	143	218
Rest of other operating expenses	727	679
Total	893	945

38.       Income and expense from insurance and reinsurance contracts

The breakdown of the balance under the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Other operating income and expense on insurance and reinsurance contracts (Millions of euros)
	June 2018	June 2017
Income on insurance and reinsurance contracts	1,609	1,863
Expenses on insurance and reinsurance contracts	(1,093)	(1,295)
Total	516	568

39.       Administration costs

39.1    Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel Expenses (Millions of euros)
	Notes	June 2018	June 2017
Wages and salaries		2,448	2,590
Social security costs		372	394
Defined contribution plan expense	24	51	52
Defined benefit plan expense	24	30	32
Other personnel expenses		224	256
Total		3,125	3,324

The breakdown of the average number of employees in the BBVA Group in the first semester ended June 30, 2018 and 2017 is as follows:

Average Number of Employees
	June 2018	June 2017
BBVA Group
Men	60,623	60,873
Women	71,258	72,051
BBVA, S.A.
Men	13,178	13,655
Women	13,178	13,372

39.2  Other administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other Administrative Expenses (Millions of euros)
	June 2018	June 2017
Technology and systems	558	499
Communications	120	149
Advertising	175	186
Property, fixtures and materials	495	528
Of which: Rent expenses (*)	283	299
Taxes other than income tax	220	237
Other expenses	644	676
Total	2,211	2,275

(*)     The consolidated companies do not expect to terminate the lease contracts early.

40.       Depreciation and Amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Depreciation and amortization (Millions of euros)
	Notes	June 2018	June 2017
Tangible assets	16	297	355
For own use		295	348
Investment properties		2	7
Assets leased out under operating lease		-	-
Other Intangible assets		309	357
Total		606	712

41.       Provisions or reversal of provisions

In the first semester ended June 30, 2018 and 2017 the net provisions registered in this income statement line item were as follows:

Provisions or reversal of provisions (Millions of euros)
	Notes	June 2018	June 2017
Pensions and other post employment defined benefit obligations	24	57	212
Other long term employee benefits		-	-
Commitments and guarantees given		(102)	(81)
Pending legal issues and tax litigation		125	131
Other Provisions		105	102
Total		185	364

42.       Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

The breakdown of Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (Millions of euros)
	June 2018	June 2017
Financial assets measured at cost	-	-
Financial assets at fair value through other comprehensive income	(12)	(8)
Debt securities	(12)	(11)
Equity instruments	-	2
Financial assets at amortized cost	1,623	1,950
Of which: Recovery of written-off assets	(317)	(238)
Held to maturity investments		(1)
Total	1,611	1,941

43.       Impairment or reversal of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of euros)
	June 2018	June 2017
Tangible assets	18	17
Intangible assets	3	10
Others	(21)	53
Total	-	80

44.       Gains (losses) on derecognition of non financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Gains or losses on derecognition of non financial assets and subsidiaries, net (Millions of euros)
	June 2018	June 2017
Gains
Disposal of investments in non-consolidated subsidiaries	52	6
Disposal of tangible assets and other	60	44
Losses:
Disposal of investments in non-consolidated subsidiaries	-	(2)
Disposal of tangible assets and other	(32)	(19)
Total	80	30

45.       Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of euros)
	June 2018	June 2017
Gains on sale of real estate	70	27
Impairment of non-current assets held for sale	(41)	(52)
Gains on sale of investments classified as non current assets held for sale	-	7
Gains on sale of equity instruments classified as non current assets held for sale	-	-
Total	29	(18)

46.       Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2018, the following are the transactions with related parties:

46.1  Transactions with significant shareholders

As of June 30, 2018 and December 31, 2017, there were no shareholders considered significant.

46.2  Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with Entities of the Group (Millions of euros)
	June 2018	December 2017
Assets:
Loans and advances to credit institutions	67	91
Loans and advances to customers	578	510
Liabilities:
Deposits from credit institutions	1	5
Customer deposits	334	428
Debt certificates	-	-
Memorandum accounts:
Financial guarantees given	1,386	1,254
Contingent commitments	104	114

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of Income Statement arising from transactions with Entities of the Group (Millions of euros)
	June 2018	June 2017
Income statement:
Financial incomes	11	12
Financial costs	1	-
Fee and Commission Income	2	2
Fee and Commission Expenses	26	27

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2 of 2017 consolidated financial statements) and from the insurance policies to cover pension or similar (see Note 25 of 2017 consolidated financial statements) commitments and the futures transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

.

46.3  Transactions with members of the Board of Directors and Senior Management

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 47.

As of June 30, 2018 and December 31, 2017, there were no loans granted by the Group’s entities to the members of the Board of Directors. The amount availed against the loans by the Group’s entities to the members of Senior Management on those same dates (excluding the executive directors) amounted to €4,185 and €4,049 thousand, respectively.

As of June 30, 2018 and December 31, 2017, there were no loans granted to parties related to the members of the Board of Directors. As of June 30, 2018 and December 31, 2017 the amount availed against the loans to parties related to members of the Senior Management amounted to €54 and €85 thousand, respectively.

As of June 30, 2018, and December 31, 2017 no guarantees had been granted to any member of the Board of Directors.

As of June 30, 2018 and December 31, 2017, the amount availed against guarantees arranged with members of the Senior Management totaled €28 thousand, respectively.

As of June 30, 2018 and December 31, 2017, the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank´s Board of Directors and the Senior Management totaled €8 thousand respectively.

46.4  Transactions with other related parties

As of June 30, 2018 and in 2017, the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were not carried out at arm's-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

47.       Remuneration and other benefits to the Board of Directors and to the members of the Bank’s Senior Management

The notes accompanying the Bank’s consolidated Financial Statements, corresponding to the financial year ended December 31, 2017, detail the remuneration and other benefits corresponding to the members of the Board of Directors and of the Senior Management, including the description of the applicable policies and remuneration systems, as well as information regarding the conditions to receive remuneration and other benefits.

On the basis of said policies and remuneration systems, the information regarding the remuneration and other benefits received by the members of the Board of Directors and of the Senior Management corresponding to the period between the start of the financial year and June 30, 2018, is shown below.

•          Remuneration received by non-executive directors

The remuneration paid to non-executive directors during the first semester of 2018 is indicated below, individually and itemized:

Remuneration for non-executive directors (Thousands of euros)
	Board of Directors	Executive Committee	Audit & Compliance Committee	Risk Committee	Remunerations Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	64	-	18	-	21	25	21	150
José Miguel Andrés Torrecillas	64	-	89	53	-	20	-	227
Jaime Félix Caruana Lacorte (1)	11	-	-	-	-	-	-	11
Belén Garijo López	64	-	36	-	54	-	-	154
Sunir Kumar Kapoor	64	-	-	-	-	-	21	86
Carlos Loring Martínez de Irujo	64	83	0	53	21	-	-	223
Lourdes Máiz Carro	64	-	36	-	21	20	-	142
José Maldonado Ramos	64	83	-	53	-	20	-	222
Ana Peralta Moreno (1)	21	-	-	-	-	-	-	21
Juan Pi Llorens	64	-	36	107	-	-	21	228
Susana Rodríguez Vidarte	64	83	-	53	-	20	-	222
Jan Verplancke (1)	43	-	-	-	-	-	-	43
Total (2)	654	250	214	321	118	107	64	1,728

(1)   Directors appointed by the General Meeting held on March 16, 2018. Remuneration received in accordance with the date of acceptance of said appointment.

(2)   Additionally, José Antonio Fernández Rivero, who ceased as director on March 16, 2018, received a total of €95 thousand as member of the Board of Directors and of the different Board Committees.

Likewise, during the first semester of 2018, €100 thousand has been paid in healthcare and casualty insurance premiums in favor of the non-executive directors.

•          Remuneration received by executive directors

The remuneration paid to executive directors during the first semester of 2018 is indicated below, individually and itemized:

Fixed remuneration (Thousands of Euros)

Group Executive Chairman	1,237
Chief Executive Officer ("CEO")	983
Head of Global Economics, Regulation & Public Affairs (“Head of GERPA”)	417
Total	2,637

Variable remuneration
	Total cash (1) (Thousands of Euros)	Total shares (1)
Group Executive Chairman	992	128,323
CEO	667	89,259
Head of GERPA	120	15,707
Total	1,779	233,289

(1)    Remuneration corresponding to the upfront portion (40%) of the Annual Variable Remuneration (“AVR”) for the year 2017 and the last third of the deferred AVR corresponding to the year 2014, along with its update in cash.

Likewise, during the first semester of 2018 remuneration in kind has been paid in favor of executive directors, which includes insurance premiums and others, for a total overall amount of €228 thousand.

•          Remuneration received by members of the Senior Management (*)

The remuneration paid to the Senior Management as a whole during the first semester of 2018 is indicated below, itemized:

Fixed remuneration (Thousands of Euros)

Total Senior Management	8,039

Variable remuneration
	In cash (1) (Thousands of Euros)	In shares (1)
Total Senior Management	2,062	269,957

(1)    Remuneration corresponding to the upfront portion (40%) of the AVR for the year 2017 and the last third of the deferred AVR corresponding to the year 2014, along with its update in cash.

(*)        A total of 15 members held such position as at June 30, 2018, excluding executive directors.

Likewise, during the first semester of 2018 remuneration in kind has been paid in favor of the Senior Management as a whole, excluding executive directors, which includes insurance premiums and others, for a total amount of €587 thousand.

•          Remuneration system with deferred delivery of shares for non-executive directors

During the first semester of 2018, the following “theoretical shares” have been allocated, derived from the remuneration system with deferred delivery of shares for the non-executive directors, equivalent to 20% of the total remuneration in cash received by each director in 2017:

	Theoretical shares allocated in 2018	Theoretical shares accumulated at June 30 2018
Tomás Alfaro Drake	10,367	83,449
José Miguel Andrés Torrecillas	12,755	36,565
Belén Garijo López	7,865	34,641
Sunir Kumar Kapoor	4,811	8,976
Carlos Loring Martínez de Irujo	11,985	98,876
Lourdes Máiz Carro	7,454	23,160
José Maldonado Ramos	11,176	78,995
Juan Pi Llorens	11,562	54,171
Susana Rodríguez Vidarte	12,425	104,983
Total (1)	90,400	523,816

(1)    Additionally, 10,188 “theoretical shares” were allocated to José Antonio Fernández Rivero, who ceased as director on March 16, 2018.

•          Pension commitments with executive directors and members of the Senior Management

Executive Directors (Thousands of Euros)
	Contributions (1)	Accumulated funds
Chief Executive Officer	969	18,251
Head of GERPA	207	982
Total	1,176	19,233

(1)    Contributions registered to attend the pension commitments undertaken with the CEO and Head of GERPA, which correspond to the sum of the annual contribution to cover the retirement benefit (proportional amount of the first semester of 2018), death and disability premiums, as well as the adjustment made to the discretionary pension benefits of the year 2017, which contribution corresponded in 2018 once the AVR for the year 2017 had been determined.

There are no other pension obligations undertaken in favor of other executive directors.

Senior Management (Thousands of Euros)
	Contributions (1)	Accumulated funds
Total Senior Management	2,385	56,878

(1)    Contributions registered to attend the pension commitments undertaken with the Senior Management as a whole, which correspond to the sum of the annual contributions to cover the retirement benefits (proportional amount of the first semester of 2018), death and disability premiums, as well as the adjustments made to the discretionary pension benefits of the year 2017, which contribution corresponded in 2018 once the AVR for the year 2017 had been determined.

48.       Other information

Dividends paid

The table below presents the dividends per share paid in cash as of June 30, 2018 and 2017 (cash basis dividend, regardless of the year in which they were accrued), but without including other shareholder remuneration, such as the “Dividend Option”.

Dividends Paid ("Dividend Option" not included)
	June 2018			June 2017
	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	30.61%	0.15	1,000	16.33%	0.08	525
Rest of shares	-	-	-	-	-	-
Total dividends paid in cash	30.61%	0.15	1,000	16.33%	0.08	525
Dividends with charge to income	30.61%	0.15	1,000	16.33%	0.08	525
Dividends with charge to reserve or share premium	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-

Ordinary earnings by operating segment

The detail of the consolidated profit for each operating segment is as follows as of June 30, 2018 and 2017:

Profit Attributable by Operating Segments
	Notes	June 2018	June 2017
Banking Activity in Spain		793	665
Non Core Real Estate		(36)	(186)
United States		387	284
Mexico		1,208	1,094
Turkey		373	374
South America		452	404
Rest of Eurasia		58	73
Subtotal operating segments		3,235	2,708
Corporate Center		(586)	(402)
Profit attributable to parent company		2,649	2,306
Non-assigned income		-	-
Elimination of interim income (between segments)		-	-
Other gains (losses) (*)	28	581	607
Income tax and/or profit from discontinued operations		1,213	1,120
Operating profit before tax		4,443	4,033

(*)     Profit attributable to non-controlling interests.

Interest income by geographical area

The breakdown of the balance of “Interest Income” in the accompanying consolidated income statements by geographical area is as follows:

Interest Income. Breakdown by geographical area (Millions of euros)
	Notes	June 2018	June 2017
Domestic		2,443	2,575
Foreign		12,064	11,730
European Union		247	251
Other OECD countries		9,619	9,175
Other countries		2,198	2,304
Total	32.1	14,507	14,305
Of which BBVA, S.A.:
Domestic		2,174	2,238
Foreign		180	182
European Union		66	79
Other OECD countries		63	54
Other countries		51	49
Total		2,354	2,420

49.       Subsequent events

On July 6, 2018, BBVA Group has completed the sale to The Bank of Nova Scotia of its approximately 68.19% shareholding stake in BBVA Chile for a total cash amount of approximately $2,200 million, a capital gain net of approximately €640 million and a positive impact on Common Equity Tier 1 (fully loaded) of approximately 50 basis points (see Note 3).

On September 18, 2018, BBVA agreed to carry out an issue of preferred securities contingently convertible into newly issued ordinary shares of BBVA with exclusion of pre-emptive subscription rights for shareholders for a total nominal amount of €1,000 million.

From July 1, 2018 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these consolidated financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I Changes and notification of participations in the BBVA Group in the six month ended June 30, 2018

Acquisitions or increases of interest ownership in consolidated subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)	Category
BBVA HOLDING CHILE, S.A.	FOUNDING	INVESTMENT COMPANY	-	-	100.00%	100.00%	31-Jan-18	SUBSIDIARY
HOLVI DEUTSCHLAND SERVICE GMBH	FOUNDING	SERVICES	-	-	100.00%	100.00%	28-May-18	SUBSIDIARY
PERSONAL DATA BANK, S.L.U.	FOUNDING	SERVICES	-	-	100.00%	100.00%	11-May-18	SUBSIDIARY
ENTIDAD DE PROMOCION DE NEGOCIOS, S.A.	SHARE PURCHASE	OTHER HOLDING	-	-	0.02%	99.88%	10-May-18	SUBSIDIARY

Disposals or reduction of interest ownership in consolidated subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
BBVA RENTAS E INVERSIONES LIMITADA	MERGER	INVESTMENT COMPANY	-	-	99.99%	-	30-Apr-18	SUBSIDIARY
HABITATGES INVERVIC, S.L.	LIQUIDATION	REAL ESTATE	-	-	35.00%	-	22-Feb-18	SUBSIDIARY
PROCAMVASA, S.A.	LIQUIDATION	REAL ESTATE	-	-	51.00%	-	5-Apr-18	SUBSIDIARY
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	MERGER	INSURANCES SERVICES	-	-	100.00%	-	23-Jan-18	SUBSIDIARY
VOLJA LUX, SARL	LIQUIDATION	INVESTMENT COMPANY	-	-	71.78%	-	29-Jan-18	SUBSIDIARY
CX PROPIETAT, FII	LIQUIDATION	REAL ESTATE	-	-	95.28%	-	30-Jun-18	SUBSIDIARY
SCALDIS FINANCE, S.A.	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	-	30-Apr-18	SUBSIDIARY

Business combinations and other acquisitions or increases of interest ownership in associates and joint-ventures accounted for under the equity method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)	Category
SR2 SOCIEDAD DE MEDIOS DE PAGO, S.A.	CONSTITUTION AND ACQUISITION	PAYMENT ENTITIES	1	-	28.72%	28.72%	01-Jan-18	ASSOCIATED
SOCIEDADE ALTITUDE SOFTWARE -SISTEMA E SERCIÇOS, S.A.	CONSTITUTION AND ACQUISITION	SERVICES	-	-	31.55%	31.55%	02-Apr-18	JOINT VENTURE
SISTEMAS DE TARJETAS Y MEDIOS DE PAGO, S.A.	CONSTITUTION AND ACQUISITION	PAYMENT ENTITIES	-	-	19.07%	19.07%	30-Apr-18	ASSOCIATED
ATOM BANK PLC	DILUTION EFFECT. INCREASE TO WHICH OTHER MEMERS DO NOT ASSIST	BANKING	99	-	9.16%	39.06%	01-May-18	ASSOCIATED

Disposal or reduction of interest ownership in associates and joint-ventures companies accounted for under the equity method

			Millions of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
FIDEICOMISO F/404180-2 BBVA BANCOMER SERVICIOS GOLF ZIBATA	DISPOSAL	REAL ESTATE	-	30.00%	-	15-Feb-18	JOINT VENTURE
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA	DISPOSAL	REAL ESTATE	22	30.00%	-	15-Feb-18	JOINT VENTURE
OPERADORA ZIBATA S. DE R.L. DE C.V.	DISPOSAL	SERVICES	-	30.00%	-	15-Feb-18	ASSOCIATE
FERROMOVIL 3000, S.L.	DISPOSAL	SERVICES	12	20.00%	-	29-May-18	JOINT VENTURE
FERROMOVIL 9000, S.L.	DISPOSAL	SERVICES	8	20.00%	-	29-May-18	JOINT VENTURE
ALTITUDE SOFTWARE SGPS, S.A.	MERGER	SERVICES	-	31.55%	-	30-Apr-18	JOINT VENTURE
PARQUE RIO RESIDENCIAL, S.L.	DISPOSAL	PENSION FUNDS	8	50.00%	-	27-Apr-18	JOINT VENTURE
BATEC ORTO DISTRIBUCION, S.L.	LIQUIDATION	PENSION FUNDS	-	100.00%	-	01-Jun-18	JOINT VENTURE
SR2 SOCIEDAD DE MEDIOS DE PAGO, S.A.	MERGER	PENSION FUNDS	-	28.72%	-	30-Apr-18	ASSOCIATE
HABITATGES CIMIPRO, S.L.	LIQUIDATION	REAL ESTATE	-	50.00%	-	01-Mar-18	JOINT VENTURE
SOLARVOLAR, S.L.	LIQUIDATION	REAL ESTATE	-	45.00%	-	08-Feb-18	JOINT VENTURE
HABITATGES SOCIALS DE CALAF, S.L	DISPOSAL	REAL ESTATE	-	40.00%	-	04-Apr-18	JOINT VENTURE
METROVACESA, S.A.	DISPOSAL	REAL ESTATE	2	7.66%	20.85%	01-Feb-18	ASSOCIATE
TESTA RESIDENCIAL SOCIMI, S.A.U.	DILUTION EFFECT	REAL ESTATE INVESTMENT TRUST	-	1.30%	25.56%	01-Apr-18	ASSOCIATE

APPENDIX II. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a)      Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of June 30, 2018 and December 31, 2017 is as follows:

	June 2018 BALANCE OF FORBEARANCE (Millions OF Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	77	109	124	131	105	-	31
Other financial corporations and individual entrepreneurs (financial business)	315	25	48	5	3	-	7
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	44,994	4,007	21,956	6,246	2,907	281	3,886
Of which: financing the construction and property (including land)	1,043	168	2,868	2,034	870	18	1,204
Rest homes (*)	165,406	1,242	112,656	8,146	5,947	188	1,856
Total	210,792	5,383	134,784	14,528	8,963	469	5,780

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	52	70	42	28	14	-	21
Other financial corporations and individual entrepreneurs (financial business)	152	5	22	2	1	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	24,563	2,558	11,828	4,036	1,697	93	3,473
Of which: financing the construction and property (including land)	911	146	2,231	1,638	590	4	1,135
Rest homes (*)	101,260	714	46,572	4,135	2,709	20	1,513
Total	126,027	3,348	58,464	8,202	4,422	113	5,011

(*)      Number of operations does not include Garanti Bank.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €769 million of collective impairment losses and €5,011 million of specific impairment losses.

	DECEMBER 2017 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	69	105	135	430	112	302	18
Other financial corporations and individual entrepreneurs (financial business)	4,727	36	93	8	1	-	21
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	113,464	4,672	17,890	6,258	3,182	251	3,579
Of which: financing the construction and property (including land)	1,812	398	3,495	2,345	1,995	-	1,327
Rest homes (*)	163,101	1,325	109,776	8,477	6,891	18	1,373
Total	281,361	6,138	127,894	15,173	10,186	571	4,991

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	50	72	45	29	22	-	16
Other financial corporations and individual entrepreneurs (financial business)	126	5	16	2	+	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	95,427	2,791	10,994	4,144	1,983	66	3,361
Of which: financing the construction and property (including land)	1,538	208	2,779	1,961	1,273	-	1,282
Rest homes (*)	105,468	747	47,612	4,330	3,270	6	1,231
Total	201,071	3,615	58,667	8,506	5,275	72	4,612

(*)      Number of operations does not include Garanti Bank.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €378 million of collective impairment losses and €4,612 million of specific impairment losses.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in paragraph 59 (c) of IAS 39. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.

The table below provides a roll forward of refinanced assets during the six months period ended June 30, 2018:

Refinanced assets Roll forward. June 2018 (Millions of euros)
	Normal		Impaired		TOTAL
	Risk	Coverage	Risk	Coverage	Risk	Coverage
Balance at the beginning	9,191	378	12,120	4,612	21,311	4,991
(+) Additions	1,024	320	811	506	1,835	826
(-) Decreases (payments or repayments)	(622)	(90)	(968)	(283)	(1,590)	(373)
(-) Foreclosures	-	-	(159)	(100)	(159)	(100)
(-) Write-offs	(1)	(1)	(287)	(214)	(288)	(215)
(+)/(-) Other	(1,231)	162	33	490	(1,198)	652
Ending Balance	8,361	769	11,550	5,011	19,910	5,780

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2018 and December 31, 2017:

Forbearance operations. Breakdown by segments (Millions of euros)
	June 2018	December 2017
Credit institutions
Central governments	209	518
Other financial corporations and individual entrepreneurs (financial activity)	23	24
Non-financial corporations and individual entrepreneurs (non-financial activity)	6,367	7,351
Of which: Financing the construction and property development (including land)	999	1,416
Households	7,532	8,428
Total carrying amount	14,130	16,321

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of June 30, 2018, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

June 2018. NPL ratio renegotiated loan portfolio
Ratio of Impaired loans - Past due
General governments	41%
Commercial	64%
Of which: Construction and developer	81%
Other consumer	52%

b)     Qualitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

June 2018 (Millions of euros)
				Collateralized Credit Risk. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	31,092	1,115	8,948	2,745	1,830	1,385	3,868	235
2 Other financial institutions	16,717	270	8,874	755	261	109	7,869	150
3 Non-financial institutions and individual entrepreneurs	175,647	31,892	25,786	19,164	12,730	10,005	5,048	10,731
3.1 Construction and property development	14,627	6,969	1,494	2,017	2,991	2,157	616	682
3.2 Construction of civil works	7,682	1,137	675	516	351	250	171	524
3.3 Other purposes	153,338	23,786	23,617	16,631	9,388	7,598	4,261	9,525
3.3.1 Large companies	94,279	9,022	15,986	9,441	4,332	3,949	1,855	5,431
3.3.2 SMEs (**) and individual entrepreneurs	59,059	14,764	7,631	7,190	5,056	3,649	2,406	4,094
4 Rest of households and NPISHs (***)	164,301	110,733	5,787	22,954	27,495	32,217	21,838	12,016
4.1 Housing	113,687	108,654	2,111	21,397	26,441	31,373	19,954	11,600
4.2 Consumption	39,863	609	2,766	568	637	505	1,540	125
4.3 Other purposes	10,751	1,470	910	989	417	339	344	291
6 TOTAL	387,757	144,010	49,395	45,618	42,316	43,716	38,623	23,132
MEMORANDUM:
Forbeareance operations (****)	14,130	10,590	526	1,985	2,174	2,382	1,839	2,736

(*)     The amounts included in this table are net of impairment losses.

(**)    Small and medium enterprises.

(***)   Nonprofit institutions serving households.

(****)  Net of provisions except valuation adjustments due to impairment of assets not attributable to specific operations.

December 2017 (Millions of euros)
				Collateralized Credit Risk. Loan to value
	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	32,294	998	7,167	1,540	179	475	532	5,440
2 Other financial institutions	18,669	319	12,910	314	277	106	11,349	1,183
3 Non-financial institutions and individual entrepreneurs	172,338	39,722	24,793	11,697	5,878	5,183	9,167	32,591
3.1 Construction and property development	14,599	10,664	1,066	1,518	876	1,049	1,313	6,974
3.2 Construction of civil works	7,733	1,404	521	449	358	289	162	667
3.3 Other purposes	150,006	27,654	23,206	9,729	4,644	3,845	7,692	24,950
3.3.1 Large companies	93,604	10,513	16,868	2,769	1,252	1,023	3,631	18,706
3.3.2 SMEs (**) and individual entrepreneurs	56,402	17,142	6,338	6,960	3,392	2,823	4,061	6,244
4 Rest of households and NPISHs (***)	165,024	114,558	8,395	19,762	22,807	25,595	22,122	32,667
4.1 Housing	114,709	111,604	128	18,251	22,222	25,029	21,154	25,076
4.2 Consumption	40,705	670	4,784	1,058	256	192	316	3,632
4.3 Other purposes	9,609	2,284	3,483	452	330	374	652	3,959
6 TOTAL	388,325	155,597	53,266	33,312	29,142	31,359	43,170	71,882
MEMORANDUM:
Forbearance operations (****)	16,321	6,584	5,117	1,485	1,315	1,871	1,580	5,451

(*)       The amounts included in this table are net of impairment losses.

(**)      Small and medium enterprises

(***)     Nonprofit institutions serving households.

(****)    Net of provisions except valuation adjustments due to impairment of assets not attributable to specific operations.

c) Information on the concentration of risk by activity and geographical areas.

June 2018 (Millions of euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	67,071	11,887	31,956	12,321	10,907
General governments	129,407	57,643	12,113	51,022	8,629
Central Administration	92,548	38,689	11,836	33,443	8,580
Other	36,859	18,954	277	17,579	49
Other financial institutions	47,192	16,861	14,792	13,092	2,447
Non-financial institutions and individual entrepreneurs	230,202	67,927	24,260	88,764	49,251
Construction and property development	18,059	4,049	256	9,317	4,437
Construction of civil works	11,313	4,898	2,463	1,896	2,056
Other purposes	200,830	58,980	21,541	77,551	42,758
Large companies	135,542	35,044	20,273	53,158	27,067
SMEs and individual entrepreneurs	65,288	23,936	1,268	24,393	15,691
Other households and NPISHs	164,653	94,092	3,467	54,034	13,060
Housing	113,688	80,145	2,433	26,474	4,636
Consumer	39,864	9,431	717	21,718	7,998
Other purposes	11,101	4,516	317	5,842	426
TOTAL	638,525	248,410	86,588	219,233	84,294

(*)     The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances, Debt securities, Equity instruments, Other equity securities, Derivatives and hedging derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

December 2017 (Millions of euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	70,141	10,606	34,623	13,490	11,422
General governments	121,863	55,391	11,940	44,191	10,341
Central Administration	83,673	35,597	11,625	26,211	10,240
Other	38,190	19,794	316	17,980	101
Other financial institutions	48,000	19,175	14,283	12,469	2,074
Non-financial institutions and individual entrepreneurs	228,227	78,507	20,485	80,777	48,458
Construction and property development	18,619	4,623	339	8,834	4,822
Construction of civil works	12,348	6,936	1,302	2,267	1,843
Other purposes	197,260	66,948	18,843	69,676	41,793
Large companies	134,454	43,286	17,470	48,016	25,681
SMEs and individual entrepreneurs	62,807	23,662	1,373	21,660	16,112
Other households and NPISHs	165,667	93,774	3,609	53,615	14,669
Housing	114,710	81,815	2,720	24,815	5,361
Consumer	40,705	8,711	649	22,759	8,587
Other purposes	10,251	3,248	241	6,041	721
SUBTOTAL	633,899	257,453	84,940	204,542	86,964
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-
TOTAL	633,899	257,453	84,940	204,542	86,964

(*)     The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances, Debt securities, Equity instruments, other equity securities, Derivatives and hedging derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

APPENDIX III.  Concentration of risk on activities in the real-estate market in Spain

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

Lending for real estate development of the loans as of June 30, 2018 and December 31, 2017, is shown below:

June 2018. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	4,744	1,836	1,461
Of which: Impaired assets	2,234	1,246	1,341
Memorandum item:
Write-offs	2,367
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	176,511
Total consolidated assets (total business)	689,632
Impairment and provisions for normal exposures	(4,928)

December 2017. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	5,224	2,132	(1,500)
Of which: Impaired assets	2,660	1,529	(1,461)
Memorandum item:
Write-offs	2,289
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	174,014
Total consolidated assets (total business)	690,059
Impairment and provisions for normal exposures	(5,843)

The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	June 2018	December 2017
Without secured loan	463	552
With secured loan	4,281	4,672
Terminated buildings	2,622	2,904
Homes	1,808	2,027
Other	814	877
Buildings under construction	525	462
Homes	475	439
Other	50	23
Land	1,134	1,306
Urbanized land	608	704
Rest of land	526	602
Total	4,744	5,224

The table below provides the breakdown of the financial guarantees given as of June 30, 2018 and December 31, 2017:

Financial guarantees given (Millions of euros)
	June 2018	December 2017
Houses purchase loans	58	64
Without mortgage	18	12

The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2018 and December 31, 2017 is as follows:

June 2018. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	82,136	4,529
Without mortgage	1,585	49
With mortgage	80,551	4,480

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. December 2017 (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	83,505	4,821
Without mortgage	1,578	51
With mortgage	81,927	4,770

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain) (Millions of euros)
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount June 2018	14,238	18,611	21,473	13,942	12,287	80,551
of which: Impaired loans	215	380	598	728	2,559	4,480
Gross amount 2017	14,485	18,197	20,778	14,240	14,227	81,927
of which: Impaired loans	293	444	715	897	2,421	4,770

Outstanding home mortgage loans as of June 30, 2018 and December 31, 2017 had an average LTV of 51%.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	June 2018
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	6,270	4,295	2,486	1,975
Terminated buildings	2,198	1,163	588	1,035
Homes	1,353	684	315	669
Other	845	479	273	366
Buildings under construction	506	340	178	166
Homes	475	318	164	157
Other	31	22	14	9
Land	3,566	2,792	1,720	774
Urbanized land	1,785	1,397	976	388
Rest of land	1,781	1,395	744	386
Real estate assets from mortgage financing for households for the purchase of a home	3,569	1,857	699	1,712
Rest of foreclosed real estate assets	1,647	855	203	792
Equity instruments, investments and financing to non-consolidated companies holding said assets	897	299	245	598
Total	12,383	7,306	3,633	5,077

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	December 2017
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	6,429	4,350	2,542	2,079
Terminated buildings	2,191	1,184	606	1,007
Homes	1,368	742	366	626
Other	823	442	240	381
Buildings under construction	541	359	192	182
Homes	521	347	188	174
Other	20	12	4	8
Land	3,697	2,807	1,744	890
Urbanized land	1,932	1,458	1,031	474
Rest of land	1,765	1,349	713	416
Real estate assets from mortgage financing for households for the purchase of a home	3,592	2,104	953	1,488
Rest of foreclosed real estate assets	1,665	905	268	760
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,135	325	273	810
Total	12,821	7,684	4,036	5,137

APPENDIX IV Opening balance: impact of the first application of IFRS 9

Condensed Consolidated balance sheets (Millions of Euros)
ASSETS	December 2017 IAS 39	Classification and measurement of financial instruments	Impairment	Opening balance sheet 2018
Cash, cash balances at central banks and other demand deposits	42,680	-	-	42,680
Financial assets held for trading	64,695	27,159	-	91,854
Derivatives	35,265	-	-	35,265
Equity instruments	6,801	48	-	6,849
Debt securities	22,573	-	-	22,573
Loans and advances to central banks	-	245	-	245
Loans and advances to credit institutions	-	14,895	-	14,895
Loans and advances to customers	56	11,970	-	12,026
Non-trading financial assets mandatorily at fair value through profit or loss		4,337	-	4,337
Financial assets designated at fair value through profit or loss	2,709	(1,690)	-	1,019
Financial assets at fair value through other comprehensive income		62,194	8	62,202
Equity instruments		2,761	-	2,761
Debt securities		59,293	8	59,301
Loans and advances		140	-	140
Available for sale financial assets	69,476	(69,476)	-
Financial assets at amortized cost	431,521	(8,651)	(1,158)	421,712
Debt securities	10,339	19,650	(3)	29,986
Loans and advances to central banks	7,300	(246)	-	7,054
Loans and advances to credit institutions	26,261	(15,624)	22	10,659
Loans and advances to customers	387,621	(12,433)	(1,177)	374,011
Held to maturity investments	13,754	(13,754)	-
Hedging derivatives	2,485	-	-	2,485
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(25)	-	-	(25)
Joint ventures, associates and unconsolidated subsidiaries	1,588	1	-	1,589
Insurance and reinsurance assets	421	-	-	421
Tangible assets	7,191	-	-	7,191
Intangible assets	8,464	-	-	8,464
Tax assets	16,888	8	400	17,296
Other assets	4,359	-	-	4,359
Non-current assets and disposal groups held for sale	23,853	-	(21)	23,832
TOTAL ASSETS	690,059	125	(770)	689,414

The change registered in the heading “Financial assets held for trading” is mainly due to financial assets affected by the activity of Global Markets, which are reclassified from "Financial assets at amortized cost" and "Held to maturity investments".

The change registered in the heading "Available for sale financial assets" are mainly due to the reclassification to the new heading "Financial assets at fair value through other comprehensive income".

The change registered in the heading “Financial assets at amortized cost” is mainly due to the reclassification to the item "Financial assets held for trading".

LIABILITIES AND EQUITY	December 2017 IAS 39	Classification and measurement of financial instruments	Impairment	Opening balance sheet 2018
Financial liabilities held for trading	46,182	34,601	-	80,783
Financial liabilities designated at fair value through profit or loss	2,222	3,273	-	5,495
Financial liabilities at amortized cost	543,713	(37,595)	-	506,118
Deposits from central banks	37,054	(3,261)	-	33,793
Deposits from credit institutions	54,516	(19,381)	-	35,135
Customer Deposits	376,379	(12,690)	-	363,689
Debt certificates	63,915	(2,266)	-	61,649
Other financial liabilities	11,850	2	-	11,852
Hedging derivatives	2,880	(112)	-	2,768
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(7)	-	-	(7)
Liabilities under insurance and reinsurance contracts	9,223	-	-	9,223
Provisions	7,477	-	125	7,602
Tax liabilities	3,298	(24)	17	3,291
Share capital repayable on demand	-	-	-	-
Other liabilities	4,550	-	-	4,550
Liabilities included in disposal groups classified as held for sale	17,197	1	(10)	17,188
TOTAL LIABILITIES	636,736	142	132	637,010
SHAREHOLDERS’ FUNDS	55,136	71	(923)	54,285
Capital	3,267	-	-	3,267
Share premium	23,992	-	-	23,992
Equity instruments issued other than capital	-	-	-	-
Other equity	54	-	-	54
Retained earnings	25,474	71	(923)	24,623
Revaluation reserves	12	-	-	12
Other reserves	(44)	-	-	(44)
Less: Treasury shares	(96)	-	-	(96)
Profit or loss attributable to owners of the parent	3,519	-	-	3,519
Less: Interim dividends	(1,043)	-	-	(1,043)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(8,792)	(109)	13	(8,889)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	6,979	21	8	7,008
TOTAL EQUITY	53,323	(17)	(902)	52,404
TOTAL EQUITY AND TOTAL LIABILITIES	690,059	125	(770)	689,414

The change registered in the heading “Financial liabilities held for trading” is mainly due to financial liabilities affected by the activity of the markets, which are reclassified from "Financial liabilities at amortized cost".

The change registered in the heading “Financial liabilities at amortized cost” is mainly due to the reclassification to "Liabilities held for trading".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:…	/s/ RICARDO GOMEZ BARREDO 1.
Name:	RICARDO GOMEZ BARREDO
Title:.	Global Head of Accounting and Supervisors

Date: September 25, 2018